  As filed with the Securities and Exchange Commission on November 18, 1999.
                                                     Registration No. 333-87997
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ---------------

                             AMENDMENT NO. 6
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                                CACHEFLOW INC.
            (Exact name of Registrant as specified in its charter)
                                ---------------
         Delaware                    7373                    91-1715963
     (State or other          (Primary Standard           (I.R.S. Employer
     jurisdiction of              Industrial           Identification Number)
     incorporation or        Classification Code
      organization)                Number)

                              650 Almanor Avenue
                          Sunnyvale, California 94086
                                (408) 220-2200
              (Address, including zip code, and telephone number,
     including area code, of the Registrant's principal executive offices)
                                ---------------
                               BRIAN M. NESMITH
                     President and Chief Executive Officer
                                CacheFlow Inc.
                              650 Almanor Avenue
                          Sunnyvale, California 94086
                                (408) 220-2200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------
                                  Copies to:
       Robert V. Gunderson, Jr.                William H. Hinman, Jr.
          Daniel E. O'Connor                     Shearman & Sterling
       Gunderson Dettmer Stough                  1550 El Camino Real
 Villeneuve Franklin & Hachigian, LLP       Menlo Park, California 94025
        155 Constitution Drive                     (650) 330-2200
     Menlo Park, California 94025
            (650) 321-2400

                                ---------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]_______________
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _____________
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ______________
   If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------
                     CALCULATION OF REGISTRATION FEE CHART

 ---------------------------------------------------------------------------------------------------------
 ---------------------------------------------------------------------------------------------------------
                                                         Proposed
                                                         Maximum     Proposed Maximum
  Title of Each Class of                Amount to be  Offering Price     Aggregate          Amount of
Scurities to be Registerede             Registered(1)  Per Share(2)  Offering Price(2) Registration Fee(3)
 ---------------------------------------------------------------------------------------------------------
 Common Stock, $0.0001 par value per
  share................................   5,750,000       $20.00       $115,000,000        $20,780.50
 ---------------------------------------------------------------------------------------------------------
 ---------------------------------------------------------------------------------------------------------

(1) Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a).
(3) $13,900 of the Registration Fee was paid in connection with the original filing on September 28, 1999 and $6,880.50 of the Registration Fee was paid in connection with the filing on November 3, 1999 in accordance with Rule 457 based upon a bona fide estimated maximum offering price per share of $13.00.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)
Issued November 18, 1999

                                5,000,000 Shares
[CACHEFLOW LOGO APPEARS HERE]
                                  COMMON STOCK

                                  -----------

CacheFlow Inc. is offering shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $18 and $20 per share.

                                  -----------

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "CFLO."

                                  -----------

Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

                                  -----------

                               PRICE $    A SHARE

                                  -----------

                                                  Underwriting
                                  Price to        Discounts and      Proceeds to
                                   Public          Commissions        CacheFlow
                                  --------        -------------      -----------
Per Share....................        $                 $                 $
Total........................      $                 $                  $

CacheFlow Inc. has granted the underwriters the right to purchase up to an additional 750,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers
on    , 1999.

                                  -----------

MORGAN STANLEY DEAN WITTER                            CREDIT SUISSE FIRST BOSTON

                             DAIN RAUSCHER WESSELS
                    a division of Dain Rauscher Incorporated

     , 1999

   In the upper left corner is a picture of CacheFlow's 100 Series product. Below the picture of the product is text that reads "CacheFlow 100 Series". In the upper right corner is a picture of CacheFlow's 500 Series product. Below the picture of the product is text that reads "CacheFlow 500 Series". In the lower left corner is a picture of CacheFlow's 3000 Series product. Below the picture of the product is text that reads "CacheFlow 3000 Series". In the lower right corner is a picture of CacheFlow's 5000 Series product. Below the picture of the product is text that reads "CacheFlow 5000 Series". In the center of the page is the CacheFlow logo.

                                   [ART WORK]

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    4
Risk Factors........................    7
Special Note Regarding Forward-
 Looking Statements.................   16
Use of Proceeds.....................   17
Dividend Policy.....................   17
Capitalization......................   18
Dilution............................   19
Selected Consolidated Financial
 Data...............................   20
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   21

                                     Page
                                     ----
Business...........................   31
Management.........................   43
Certain Transactions...............   53
Principal Stockholders.............   55
Description of Capital Stock.......   57
Shares Eligible for Future Sale....   60
Underwriters.......................   62
Legal Matters......................   65
Experts............................   65
Additional Information.............   65
Change in Independent Accountants..   65
Index to Consolidated Financial
 Statements........................  F-1

                               ----------------

   Until      , 1999 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our consolidated financial statements and notes appearing elsewhere in this prospectus.

   CacheFlow designs, develops and markets appliances that accelerate and manage the flow of information over the Internet through a process called Internet caching. Caching in its most basic form is a method for storing popular objects at a location separate from their source and closer to the many individuals requesting those objects. There are many examples of caching in everyday life. For example, it is inefficient to go to the farm everytime you want a bottle of milk. That would be too costly, and too slow. Instead you go to the local grocery store, where the grocer maintains a cached inventory of milk, and is ready to offer it to customers when they request it. An Internet cache extends this concept to information on the Internet. An Internet cache stores Internet information physically closer to users, eliminating the need to retrieve this information from its source across the Internet each time it is requested. For example, without caching, if 100 end users in the same enterprise each started their day by checking the news headlines on CNN.com, 100 connections over the Internet from the enterprise site to the CNN.com site will be made to retrieve identical information. An Internet cache deployed on the enterprise site would store the CNN information locally and serve each of those 100 requests, thereby reducing the amount of traffic on the Internet, the load on the CNN server, and most importantly, the response time experienced by the end users.

   While there are several approaches to Internet caching, we sell Internet caching appliances, which are specialized devices that are designed, or purpose-built for Internet caching. Our proprietary operating system, CacheOS, operates directly on the hardware of our appliances and supports software that we designed specifically for caching. We assemble our appliances using components that we purchase from third-party manufacturers. Our appliances are deployed by our Internet service provider and enterprise customers throughout their networks as a way to cache information physically closer to the people using these networks. Our appliances enable our customers to improve web response times, deliver up-to-date web content, easily manage and administer their networks, provide a high level of network security, and reduce overall network costs.

   The number of Internet users, Internet access devices and web pages worldwide is expected to continue to grow rapidly. This growth, coupled with the increasing complexity of web content, is expected to significantly increase the amount of information transmitted across the Internet and corporate intranets. The physical infrastructure of the Internet must therefore accommodate sharply increased, often repetitive, traffic, as well as highly unpredictable and event-driven usage patterns. Advances in communications technology such as high-speed routers, switches and broadband access technologies have improved the Internet's ability to move information quickly, but these technologies do not reduce the amount of information that must be moved from its source on the Internet to the user, shorten the physical distance between source and user, or enable the analysis or control of web content. Web servers, which are used to publish information on the Internet, are becoming overloaded by a growing number of content requests, and slow web response time remains a continuing problem that can have a significant financial impact on corporate enterprises and Internet service providers. While early approaches to caching reduced the physical distance over which information is transmitted to the user by storing popular information closer to the users who request it and removed much of the repetitive traffic from the network, these approaches did not fully address the varied requirements of Internet service providers, enterprises and users. Due to increasing network traffic volumes, rising network complexity and heightened user expectations for Internet performance, we believe that the market for Internet caching appliances will grow rapidly. According to GartnerGroup, this market is projected to grow from $92 million in 1999 to over $1 billion in 2003.

   As of August 31, 1999, we had approximately 100 customers, including Internet service providers such as Road Runner and germany.net, as well as corporate enterprises such as Delta Airlines and Xerox. Our business strategy is to be the leading provider of Internet caching solutions by continuing to deliver high-performance, innovative Internet caching appliances. To implement our strategy, we intend to take advantage of our focus on Internet caching to target specific markets that are particularly well-suited for our appliances. Using our technological expertise, we intend to continue to develop both the software and hardware elements of our appliances. We intend to extend our distribution channels by expanding our direct sales force and establishing relationships with additional resellers, systems integrators and original equipment manufacturers. We also intend to increase our investments in a broad range of marketing and educational programs to build and establish the CacheFlow brand.

   We were incorporated in Delaware in March 1996. Our principal executive offices are located at 650 Almanor Avenue, Sunnyvale, California 94086, and our telephone number is (408) 220-2200.

   We have a history of operating losses, and as of July 31, 1999, had an accumulated deficit of approximately $26.7 million. We have never achieved profitability in any quarter and anticipate that our operating expenses will increase substantially in the future.

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

   In this prospectus, "CacheFlow," "we," "us" and "our" refer to CacheFlow Inc. Unless otherwise indicated, all information contained in this prospectus:

  .  assumes that the underwriters' over-allotment option is not exercised;
     and

  . reflects the two-for-one split of our common stock and preferred stock effected in June 1999.

                                  THE OFFERING

Common stock offered...... 5,000,000 shares
Common stock to be
 outstanding after this
 offering................. 32,671,031 shares
Use of proceeds........... For working capital and general corporate purposes.
Nasdaq National Market
 symbol................... CFLO

   The information above is based on shares outstanding as of July 31, 1999, and assumes the conversion of all then outstanding shares of preferred stock into 14,341,912 shares of common stock upon the completion of this offering. This information also includes 672,850 shares issuable upon exercise of warrants that expire upon the closing of this offering. This information does not include shares of Series D Preferred Stock issued on November 1, 1999, that will convert into 280,953 shares of common stock upon completion of this offering. This information also does not include 3,401,251 shares subject to outstanding options as of July 31, 1999, and 141,842 shares issuable upon exercise of outstanding warrants as of July 31, 1999, which warrants do not expire upon the closing of this offering. Between August 1, 1999 and November 16, 1999, we granted options to purchase an additional 5,318,230 shares of common stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                          Year Ended      Three Months Ended
                                          April 30,            July 31,
                                       -----------------  --------------------
                                        1998      1999      1998       1999
                                       -------  --------  ---------  ---------
                                                              (unaudited)
Consolidated Statement of Operations
 Data:
 Net sales............................ $    --  $  7,036  $     809  $   3,612
 Gross profit.........................      --     3,739        211      2,232
 Operating expenses...................   5,740    16,744      2,584      8,753
 Operating loss.......................  (5,740)  (13,005)    (2,373)    (6,521)
 Net loss.............................  (5,507)  (13,202)    (2,302)    (6,557)
 Basic and diluted net loss per common
  share............................... $ (1.43) $  (2.17) $    (.47) $    (.80)
 Weighted average shares used in
  computing basic and diluted net loss
  per common share....................   3,842     6,093      4,938      8,236
 Pro forma basic and diluted net loss
  per common share....................          $   (.79)            $    (.30)
 Shares used in computing pro forma
  basic and diluted net loss per
  common share........................            16,626                21,967

   The pro forma basic and diluted share calculations above and the pro forma column below give effect to the conversion of all shares of preferred stock outstanding on July 31, 1999 into 14,341,912 shares of common stock upon the completion of this offering, as if the conversion occurred at the date of original issuance. The pro forma basic and diluted share calculations above and the pro forma column below also reflect the cash exercise of warrants to purchase 672,850 shares at a weighted average exercise price of $1.48 per share prior to completion of the offering. The pro forma column below also reflects the issuance of 280,953 shares of Series D Preferred Stock at $11.00 per share on November 1, 1999, the conversion of these shares into 280,953 shares of common stock upon completion of this offering, and the cash exercise of vested options to purchase 677,380 shares of common stock at a weighted average exercise price of $4.00 per share prior to completion of this offering. The pro forma as adjusted column below gives effect to this offering and the application of the proceeds at an assumed initial public offering price of $19.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

                                                      As of July 31, 1999
                                                -------------------------------
                                                                     Pro Forma
                                                Actual   Pro Forma  As Adjusted
                                                ------- ----------- -----------
                                                        (unaudited)
Consolidated Balance Sheet Data:
 Cash and cash equivalents..................... $17,825   $24,621    $111,271
 Working capital...............................  16,475    23,271     109,921
 Total assets..................................  24,019    30,815     117,465
 Long-term obligations, net of current portion
  .............................................   2,806     2,806       2,806
 Total liabilities.............................   7,986     7,986       7,986
 Total stockholders' equity....................  16,033    22,829     109,479

                              RECENT DEVELOPMENTS

   For the quarter ended October 31, 1999, we had net sales of $4.8 million, an increase of $1.2 million, or 34%, from the quarter ended July 31, 1999. The increase in net sales was attributable to higher unit sales of our products, including our recently released 3000 Series products. Net sales from international operations were $1.9 million, or approximately 40% of net sales. Direct and indirect sales accounted for approximately 73% and 27% of our net sales in the quarter. One of our customers, Road Runner, accounted for approximately 17% of our net sales. Gross margin for the quarter was approximately 61%. Our operating loss for the quarter was $20.5 million, which included a $15.2 million stock compensation charge. In the opinion of management, this unaudited consolidated financial information was prepared on the same basis as the audited consolidated financial statements contained in this prospectus and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of this information. Consolidated results of operations for the quarter ended October 31, 1999 are not necessarily indicative of the results that may be expected for the full fiscal year.

                                 RISK FACTORS

   An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information in this prospectus before investing in our common stock. Our business, financial condition and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

   We only began selling our products in May 1998 and, as a result, you may have difficulty evaluating our business and operating results.

   We were founded in March 1996 and did not sell any products or services until May 1998. The market for our products is unproven. Our limited operating history makes an evaluation of our future prospects very difficult. We expect to encounter risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets. Many of these risks are described in more detail in this "Risk Factors" section. Our business will be seriously harmed if we do not successfully execute our business strategy or if we do not successfully address the risks we face.

   We have a history of losses, expect to incur future losses and may never achieve profitability, which could result in the decline of the market price of our common stock.

   We incurred net losses of $1.4 million from our inception in March 1996 through April 30, 1997, $5.5 million for the fiscal year ended April 30, 1998, $13.2 million for the fiscal year ended April 30, 1999, and $6.6 million for the quarter ended July 31, 1999. As of July 31, 1999, we had an accumulated deficit of approximately $26.7 million. We have not had a profitable quarter since our inception and we expect to continue to incur net losses in the future. To date, we have funded our operations from the sale of equity securities and through bank loans and equipment leases.

   We expect to continue to incur significant operating expenses and, as a result, we will need to generate significant revenues if we are to achieve profitability. We may never achieve profitability. We expect to incur substantial non-cash costs relating to the amortization of deferred compensation, which will contribute to our net losses. As of July 31, 1999, we had an aggregate of $21.3 million of deferred compensation to be amortized. Between August 1, 1999 and November 16, 1999, we recorded additional deferred compensation of $39.6 million with respect to stock option grants made during this period and a charge for $2.0 million related to the beneficial conversion feature of the series D preferred stock issued on November 1, 1999.

   Because we expect our sales to fluctuate and our costs are relatively fixed in the short term, our ability to forecast our quarterly operating results is limited, and if our quarterly operating results are below the expectations of analysts or investors, the market price of our common stock may decline.

   Our net sales and operating results are likely to vary significantly from quarter to quarter. We believe that quarter-to-quarter comparisons of our operating results should not be relied upon as indicators of future performance. It is likely that in some future quarter or quarters, our operating results will be below the expectations of public market analysts or investors. When this occurs, the price of our common stock could decrease significantly. A number of factors are likely to cause variations in our net sales and operating results, including factors described in this "Risk Factors" section and elsewhere in this Prospectus.


   We cannot reliably forecast our future quarterly sales for several reasons, including:

  . sales in any quarter are dependent on orders booked and shipped in that quarter, and we often operate with very little order backlog;

  . we have a limited operating history, and the market in which we compete is relatively new and rapidly evolving;

  . we expect that, for the foreseeable future, most of our sales will come from a small number of customers, so delays or cancellations of orders by a few customers can significantly impact net sales within a quarter; and

  .  our sales cycle varies substantially from customer to customer.

A high percentage of our expenses, including those related to research and development, sales and marketing, general and administrative functions and amortization of deferred compensation, are essentially fixed in the short term. As a result, if our net sales are less than forecasted, our quarterly operating results are likely to be seriously harmed.

   We expect increased competition and, if we do not compete effectively, we could experience a loss in our market share and sales.

   The market for Internet caching solutions is intensely competitive, evolving and subject to rapid technological change. The intensity of competition is expected to increase in the future. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm our business. We may not be able to compete successfully against current or future competitors and we cannot be certain that competitive pressures we face will not seriously harm our business. Our competitors vary in size and in the scope and breadth of the products and services they offer. We primarily encounter competition from a variety of companies, including Cisco Systems, Inktomi, Network Appliance, Novell and various others using publicly available, free software. In addition, because there are relatively low barriers to entry in the Internet caching market, we expect additional competition from other established and emerging companies as the market for Internet caching continues to develop and expand.

   Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than we do. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our industry. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, marketing, promotion and sale of their products than we can. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the market acceptance of their products. In addition, our competitors may be able to replicate our products, make more attractive offers to existing and potential employees and strategic partners, more quickly develop new products or enhance existing products and services, or bundle Internet caching appliances in a manner that we cannot provide. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of industry consolidation.

   Our variable sales cycle makes it difficult to predict the timing of a sale or whether a sale will be made, which makes our quarterly operating results less predictable.

   Because customers have differing views on the strategic importance of implementing Internet caching appliances, the time required to educate customers and sell our products can vary widely. As a result, the evaluation, testing, implementation and acceptance procedures undertaken by customers can vary, resulting in a variable sales cycle, which typically ranges from two to six months. While our customers are evaluating our products and before they place an order with us, we may incur substantial sales and marketing expenses and expend significant management efforts. Sales cycles for our products that are sold to enterprises have traditionally been longer than sales cycles for our products that are sold to Internet service providers, or ISPs. We expect that sales to enterprises will increase as a percentage of our total sales over time, and, accordingly, we expect that the average sales cycle for our products will increase. In addition, purchases of our products are frequently subject to unplanned processing and other delays, particularly with respect to larger customers for whom our products represent a very small percentage of their overall purchase activity. Large customers typically require approvals at a number of management levels within their organizations, and, therefore, frequently have longer sales cycles.

   We are entirely dependent on market acceptance of our Internet caching appliance product family and, as a result, a decline in sales or lack of market acceptance of these products could cause our sales to fall.

   To date, our Internet caching appliance product family and related services have accounted for all of our net sales. We anticipate that revenues from our current product family and services will continue to constitute substantially all of our net sales for the foreseeable future. As a result, a decline in the prices of, or demand for, our current product family and services, or their failure to achieve broad market acceptance, would seriously harm our business. The CacheFlow 100 Series, 500 Series, 3000 Series and 5000 Series products are the only products that we currently sell. Our CacheFlow 1000 Series and 2000 Series products, which have historically accounted for a substantial portion of our net sales, have been discontinued and replaced by our recently introduced CacheFlow 3000 Series products. We introduced our 3000 Series product in September 1999 and our 5000 Series product in June 1999. We cannot be certain that our CacheFlow 3000 Series or 5000 Series products will achieve any significant degree of market acceptance.

   If we are unable to introduce new products and services that achieve market accceptance quickly, we could lose existing and potential customers and our sales would decrease.

   We need to develop and introduce new products and enhancements to existing products on a timely basis that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of our customers. We intend to extend the offerings under our product family in the future, both by introducing new products and by introducing enhancements to our existing products. However, we may experience difficulties in doing so, and our inability to timely and cost-effectively introduce new products and product enhancements, or the failure of these new products or enhancements to achieve market acceptance, could seriously harm our business. Life cycles of our products are difficult to predict, because the market for our products is new and evolving and characterized by rapid technological change, frequent enhancements to existing products and new product introductions, changing customer needs and evolving industry standards. The introduction of competing products that employ new technologies and emerging industry standards could render our products and services obsolete and unmarketable or shorten the life cycles of our products and services. The emergence of new industry standards might require us to redesign our products. If our products are not in compliance with industry standards that become widespread, our customers and potential customers may not purchase our products.

   Because we depend on several third-party manufacturers to build portions of our products, we are susceptible to manufacturing delays and sudden price increases, which could prevent us from shipping customer orders on time, if at all, and may result in the loss of sales and customers.

   We rely on several third-party manufacturers to build portions of our products. If we are unable to manage our relationships with these manufacturers effectively or if these manufacturers fail to meet our future requirements for timely delivery, our business would be seriously harmed. We have no written agreement with any of these manufacturers and they fulfill our supply requirements on the basis of individual purchase orders from us. Accordingly, these manufacturers are not obligated to continue to fulfill our supply requirements, and the prices we are charged for these components could be increased on short notice. Any interruption in the operations of any one of these manufacturers would adversely affect our ability to meet our scheduled product deliveries to our customers, which could cause the loss of existing or potential customers and would seriously harm our business. In addition, the products that these manufacturers build for us may not be sufficient in quality or in quantity to meet our needs. Our delivery requirements could exceed the capacity of these manufacturers, which would likely result in manufacturing delays, which could result in lost sales and the loss of existing and potential customers. We cannot be certain that these manufacturers or any other manufacturer will be able to meet the technological or delivery requirements of our current products or any future products that we may develop and introduce. The inability of these manufacturers or any other of our contract manufacturers in the future to provide us with adequate supplies of high-quality products, or the loss of any of our contract manufacturers in the future, would cause a delay in our ability to fulfill customer orders while we attempt to obtain a replacement manufacturer. Delays associated with our attempting to replace or our inability to replace one of our manufacturers would seriously harm our business.

   We may experience production delays, quality control problems and assembly capacity constraints in assembling our products, which could result in a decline of sales.

   We currently conduct all final assembly and testing of our products at our headquarters in Sunnyvale, California. We plan to transition final assembly to third parties in the future. If we are unable to identify a third-party final assembler, we would be required to make additional capital investments in new or existing assembly facilities. To the extent any capital investments are required, our gross margins and, as a result, our business could be seriously harmed. We may experience production interruptions or quality control problems in connection with any transition of final assembly, either of which would seriously harm our business. Either we or any third-party assembler may experience substantial assembly capacity constraints. In the event of any capacity constraints we may be unable to accept certain orders from, and deliver products in a timely manner to, our customers. This could result in the loss of existing or potential customers and would seriously harm our business.

   Because some of the key components in our products come from limited sources of supply, we are susceptible to supply shortages or supply changes, which could disrupt or delay our scheduled product deliveries to our customers and may result in the loss of sales and customers.

   We currently purchase several key parts and components used in the manufacture of our Internet caching appliances from limited sources of supply. For example, we purchase custom power supplies and Intel hardware for use in all of our Internet caching appliances. The introduction by Intel or others of new versions of their hardware, particularly if not anticipated by us, could require us to expend significant resources to incorporate this new hardware into our products. In addition, if Intel or others were to discontinue production of a necessary part or component, we would be required to expend significant resources in locating and integrating replacement parts or components from another vendor. Qualifying additional suppliers for limited source components can be time-consuming and expensive. Any of these events would be disruptive to us and could seriously harm our business. Further, financial or other difficulties faced by these suppliers or unanticipated demand for these parts or components could limit the availability of these parts or components. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, would seriously harm our ability to meet our scheduled product deliveries to our customers.

   Our use of rolling forecasts could lead to excess or inadequate inventory, which could seriously harm our business.

   We use rolling forecasts based on anticipated product orders, product order history and backlog to determine our materials requirements. Lead times for the parts and components that we order vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. If actual orders do not match our forecasts, we may have excess or inadequate inventory of some materials and components, which would increase our costs or prevent or delay product shipments and could seriously harm our business.

   We are dependent upon key personnel and we must attract, assimilate and retain other highly qualified personnel in the future or our ability to execute our business strategy or generate sales could be harmed.

   Our business could be seriously disrupted if we do not maintain the continued service of our senior management, research and development and sales personnel. All of our employees are employed on an "at-will" basis. Our ability to conduct our business also depends on our continuing ability to attract, hire, train and retain a substantial number of highly skilled managerial, technical, sales, marketing and customer support personnel. New hires frequently require extensive training before they achieve desired levels of productivity, so a high employee turnover rate could seriously impair our ability to operate and manage our business. We are particularly dependent on hiring additional personnel to increase our direct sales and research and development organizations. Competition for personnel is intense, especially in the San Francisco Bay Area, and we may fail to retain our key employees, or attract, assimilate or retain other highly qualified personnel in the future. If so, our business would be seriously harmed.

   Our management team is new, and our business could be seriously harmed if integration of our management team into our company is not successful.

   We have recently experienced significant transition in our management team. Brian NeSmith, our President and Chief Executive Officer, joined us in March 1999. Stuart Aaron, our Vice President of Marketing and Product Management, joined us in April 1999. Terry Printy, our Vice President of Customer Support, joined us in June 1999. Alan Robin, our Senior Vice President of Sales, and Michael Johnson, our Vice President and Chief Financial Officer, joined us in July 1999. Nai-Ting Hsu, our Senior Vice President of Research and Development, joined us in October 1999. Our business could be seriously harmed if integration of our management team into our company is not successful. We expect that it will take time for our new management team to integrate into our company and it is too early to predict whether these changes will be successful.

   The Nokia IP litigation could divert our management's focus and could be costly and time-consuming to defend, and a judgment against us could harm our business.

   On September 16, 1999, Nokia IP filed a lawsuit in Santa Clara County Superior Court naming CacheFlow Inc., Brian NeSmith, our President and Chief Executive Officer and a director, and Alan Robin, our Senior Vice President of Sales, as defendants. Messrs. NeSmith and Robin were officers and employees of Ipsilon Networks, Inc., which was acquired by Nokia in December 1997. Following the acquisition, Messrs. NeSmith and Robin became employees of Nokia. In essence, Nokia claims that we and Messrs. NeSmith and Robin acted improperly in hiring Nokia's employees. Nokia also claims that Mr. NeSmith has violated a non-competition provision contained in his employment agreement with Nokia. Nokia is seeking compensatory and punitive damages and orders prohibiting the defendants from disclosing or using Nokia's trade secrets or confidential information and acting in a manner that violates Messrs. NeSmith's and Robin's contractual and fiduciary duties to Nokia. We and the other defendants have filed an answer to this complaint denying the allegations and believe that there are meritorious defenses to the asserted claims. On November 14, 1999, we entered into a term sheet with Nokia to settle the litigation. The term sheet does not require us to make any monetary payments to Nokia. We agreed not to hire or solicit Nokia employees for six months after November 14, 1999. We are currently negotiating a definitive settlement agreement with Nokia. If we are unable to negotiate the definitive settlement agreement or to enforce the term sheet, we intend to defend the litigation vigorously. The outcome of litigation is inherently unpredictable and the results of the litigation may not be favorable to us or the other defendants and could include monetary damages and a court order restricting our ability to hire Nokia's employees. Regardless of the ultimate outcome, the litigation could result in substantial expense to us and significant diversion of effort by our managerial and other personnel.

   In order to manage our growth and expansion, we will need to improve and implement new systems, procedures and controls, which could be time-consuming and costly.

   We have expanded our operations rapidly since the inception of our company and we currently intend to continue this expansion. This expansion of our operations has placed and is expected to continue to place a significant strain upon our management systems and financial and operational resources. If we are unable to effectively manage future growth and expansion, our business will be seriously harmed. We currently have research and development facilities in Sunnyvale, California; Redmond, Washington and Waterloo, Ontario, Canada. The coordination and management of these product development organizations that are located at different sites requires significant management attention and coordination, particularly from our managerial and engineering organizations. If we are unable to coordinate and manage these separate development organizations, our business will be seriously harmed.

   Our ability to compete effectively and to manage future expansion of our operations will require us to continue to improve our financial and management controls, reporting systems and procedures on a timely basis, and expand, train and manage our employee work force. The number of our employees increased from 40 at April 30, 1998 to 126 at August 31, 1999, and we plan to further increase our headcount. We believe that our existing managerial and other systems will not be adequate to support our anticipated growth, and we are currently planning to implement a new enterprise resource planning software system that will replace substantially all of our business and manufacturing systems. We may encounter difficulties in transitioning to the new enterprise resource planning software system. Even after we implement this system, our personnel, systems, procedures and controls may be inadequate to support our future operations.

   Because we depend on a limited number of customers, our quarterly operating results may decline substantially if we are unable to complete one or more large sales.

   To date, a significant portion of our net sales has resulted from a small number of customers placing relatively large orders. For the fiscal year ended April 30, 1999, three customers accounted for approximately 33% of our net sales. For the quarter ended July 31, 1999, two customers accounted for approximately 22% of our net sales. We anticipate that our operating results for any given period will continue to depend to a significant extent on large orders from a small number of customers. As a result, our quarterly operating results may fluctuate significantly if we are unable to complete one or more substantial sales in a quarter.

   If we fail to expand our direct and indirect sales channels, our sales will not grow.

   We need to substantially expand our direct sales operations, both domestically and internationally, in order to increase market awareness and sales of our products and services. Our products and services require a sophisticated sales effort targeted at senior management of our customers. We have recently expanded our direct sales force and plan to hire additional sales personnel. New hires will require extensive training and typically take several months to achieve productivity. Competition for qualified sales personnel is intense, and we might not be able to hire the kind and number of sales personnel we are targeting. If we fail to increase our direct sales capabilities as we have planned, our business will be seriously harmed.

   We also need to expand our indirect sales channels, and if we fail to do so our ability to market and sell our products could be seriously harmed. We depend on our indirect sales channels, which include resellers, systems integrators and original equipment manufacturers, for a significant percentage of our net sales. For example, for the fiscal year ended April 30, 1999, approximately 41% of our net sales resulted from sales through indirect sales channels. For the quarter ended July 31, 1999, approximately 39% of our net sales resulted from sales through indirect channels. Our agreements with our indirect channel partners are generally not exclusive and in many cases may be terminated by either party without cause. Many of these indirect channel partners do not have minimum purchase or resale requirements and carry products that are competitive with our products. These resellers may not give a high priority to the marketing of our products or may not continue to carry our products. They may give a higher priority to other products, including the products of competitors. We may not retain any of our current indirect channel partners or successfully recruit new indirect channel partners. Events or occurrences of this nature could seriously harm our business.

   If we are unable to expand our customer service and support organization, we may not be able to retain our existing customers or attract new customers, and our sales may decline.

   We currently have a small customer service and support organization and will need to increase our capabilities to support new customers and the expanding needs of our existing customers. If we are unable to expand our customer service and support organization, we may not be able to retain our existing customers or attract new customers.

   We may not be able to enter into new international markets or generate a significant level of sales from the international markets in which we currently operate.

   For the fiscal year ended April 30, 1999, we derived approximately 44% of our net sales from customers outside of the United States and Canada. For the quarter ended July 31, 1999, sales to customers outside of the United States and Canada accounted for approximately 48% of our net sales. We expect international customers to continue to account for a significant percentage of net sales in the future, but we may fail to maintain or increase international market demand for our products. Also, because our international sales are currently denominated in United States dollars, an increase in the value of the United States dollar relative to foreign currencies could make our products more expensive and, therefore, potentially less competitive in international markets, and this would decrease our international sales. Our ability to expand international sales depends on our ability to expand our international operations, including establishing manufacturing assembly capabilities overseas, hire international personnel and recruit additional international resellers. To the extent we are unable to do so in a timely manner, our growth, if any, in international sales will be limited and our business could be seriously harmed. In addition, if we fail to expand and improve our worldwide operating systems, our ability to accurately forecast sales demand, manage our supply chain and record and report financial and management information will be adversely affected, seriously harming our business.

   Undetected software or hardware errors could cause us to incur significant warranty and repair costs and negatively impact the market acceptance of our products.

   Our products may contain undetected software or hardware errors. These errors may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems. The occurrence of these problems could result in the delay or loss of market acceptance of our products and would likely seriously harm our business. All of our products operate on our internally developed CacheOS operating system. As a result, any error in CacheOS will affect all of our products. We have experienced minor errors in the past in connection with new products. We expect that errors will be found from time to time in new or enhanced products after commencement of commercial shipments.

   We could be subject to product liability claims, which are time-consuming and costly to defend.

   Our customers install our Internet caching appliances directly into their network infrastructures. Any errors, defects or other performance problems with our Internet caching appliance products could negatively impact our customers' internal networks, resulting in financial or other damages to our customers. Our customers may then seek damages from us for their losses. Although our license agreements typically contain provisions designed to limit our exposure to claims, unfavorable judicial decisions could negate these limitation of liability provisions. We have not experienced any product liability claims to date. However, a product liability claim brought against us, even if not successful, would likely be time-consuming and costly. A product liability claim could seriously harm our business reputation.

   Our business could be affected by Year 2000 issues, which could disrupt or delay our scheduled product deliveries to customers or affect customer demand for our products and result in the loss of sales and customers.

   The "Year 2000 issue" refers generally to the problems that some software and hardware may have in determining the correct century for the year. For example, software with date-sensitive functions that is not Year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000, which may result in failures or the creation of erroneous results. Our products and internal systems and those of our suppliers and customers may be affected by Year 2000 issues. If they are, our business would likely be harmed. For a discussion of our efforts regarding Year 2000 issues, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Readiness."

   If the protection of our proprietary technology is inadequate, our competitors may gain access to our technology, and our market share could decline.

   We depend significantly on our ability to develop and maintain the proprietary aspects of our technology. If we are unable to do so, our business would be seriously harmed. For a discussion of our efforts to protect our proprietary technology, see "Business--Intellectual Property and Other Proprietary Rights."

   If we are unable to raise additional capital, our ability to effectively manage our growth or enhance our products could be harmed.

   At July 31, 1999, we had approximately $17.8 million in cash and cash equivalents. We believe that this amount, combined with proceeds from this offering, will enable us to meet our capital requirements for at least the next twelve months. However, if cash is used for acquisitions or other unanticipated uses, we may need additional capital. The development and marketing of new products and the expansion of indirect channels and associated support personnel will require a significant commitment of resources. In addition, if the market for Internet caching appliances develops at a slower pace than anticipated or if we fail to establish significant market share and achieve a meaningful level of sales, we could be required to raise substantial additional capital. We cannot be certain that additional capital will be available to us on favorable terms, or at all. If we are unable to raise additional capital when we require it, our business would be seriously harmed.

   Investors purchasing stock in our offering will experience immediate and substantial dilution.

   The initial public offering price of our common stock is expected to be substantially higher than the book value per share of our outstanding common stock immediately after the offering. Accordingly, if you purchase our common stock in this offering, you will incur immediate dilution of approximately $15.76 in the book value per share of our common stock from the price you pay for our common stock, assuming an initial public offering price of $19.00 per share.

Risks Related to the Internet Caching Appliance Industry

   The market for Internet caching appliances is new and unpredictable, and if this market does not develop as we anticipate, our sales may not grow.

   Sales of our products depend on increased demand for Internet caching appliances. The market for Internet caching appliances is a new and rapidly evolving market. If the market for Internet caching appliances fails to grow as we anticipate, or grows more slowly than we anticipate, our business will be seriously harmed. Because this market is new, we cannot predict its potential size or future growth rate. Our ability to generate net sales in this emerging market will depend on, among other things, our ability to:

  . educate potential end users and indirect channel partners about the benefits of Internet caching appliances;

  .  continue to develop our direct sales channel; and

  . establish and maintain relationships with leading indirect channel partners.


   The legal environment in which we operate is uncertain and claims against us could cause our business to suffer.

   Our Internet caching appliances operate in part by storing material available on the Internet and making this material available to end users from our appliance. This creates the potential for claims to be made against us, either directly or through contractual indemnification provisions with customers, for defamation, negligence, copyright or trademark infringement, personal injury, invasion of privacy or other legal theories based on the nature, content or copying of these materials. It is also possible that if any information provided through any of our products contains errors, third parties could make claims against us for losses incurred in reliance on this information. Our insurance may not cover potential claims of this type or be adequate to protect us from all liability that may be imposed.

   The adoption of laws that impose taxes on Internet commerce could adversely affect our business.

   Tax authorities at the international, federal, state and local levels are currently reviewing the appropriate tax treatment of companies engaged in Internet commerce. Many of our customers are engaged in Internet commerce, and any taxes imposed on them may adversely impact their businesses and may result in order cancellations or postponements of product purchases by them, which would seriously harm our business. Laws regarding the Internet remain largely unsettled and the adoption or modification of laws or regulations relating to the Internet, or interpretations of existing law, could seriously harm our business.

   Because the sales of our products are dependent on the increased use and widespread adoption of the Internet, if use of the Internet does not develop as we anticipate, our sales may not grow.

   Sales of our products depend on the increased use and widespread adoption of the Internet. Our business would be seriously harmed if the use of the Internet does not increase as anticipated or if our ISP customers' Internet-related services are not well received by the marketplace. The acceptance and use of the Internet in international markets, where we derive a large portion of our net sales, are in earlier stages of development than in the United States. If the Internet fails to gain sufficient acceptance in international markets, our business could be seriously harmed. The resolution of various issues concerning the Internet will likely affect use and adoption of the Internet. These issues include security, reliability, capacity, congestion, cost, ease of access and quality of service. Even if these issues are resolved, if the market for Internet-related products and services fails to develop, or develops at a slower pace than anticipated, our business would be seriously harmed.

   Governmental regulation of the communications industry may negatively affect our customers and result in decreased demand for our products, which would cause a decline in our sales.

   The jurisdiction of the Federal Communications Commission, or FCC, extends to the communications industry, to our customers and to the products that our customers sell. Future regulations set forth by the FCC or other regulatory bodies may adversely affect Internet-related industries. Regulation of our customers may seriously harm our business. For example, FCC regulatory policies that affect the availability of data and Internet services may impede our customers' penetration into some markets. In addition, international regulatory bodies are beginning to adopt standards for the communications industry. The delays that these governmental processes entail may cause order cancellations or postponements of product purchases by our customers, which would seriously harm our business.

Risks Related to the Securities Markets

   Our stock price may be volatile and, as a result, you may have difficulty evaluating the value of our stock, and the market price of our stock may decline.

   Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after this offering. We will negotiate and determine the initial public offering price with the representatives of the underwriters based on several factors. This price may vary from the market price of the common stock after this offering. The market price of the common stock may fluctuate significantly in response to the following factors:

  .  variations in our quarterly operating results;

  . changes in financial estimates or investment recommendations by securities analysts;

  . changes in market valuations of Internet-related and networking companies;

  . announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  .  loss of a major customer;

  .  additions or departures of key personnel; and

  .  fluctuations in stock market prices and volumes.

   Our stock price volatility may make us susceptible to class action litigation, which is time-consuming and costly to defend.

   In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of the company's securities. We may in the future be the target of similar litigation. If we become engaged in securities class action litigation, our management's attention and resources may be diverted and we may incur substantial costs, resulting in serious harm to our business.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Some of the statements under "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. These factors may cause our actual results to differ materially from any forward-looking statement.

   In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "would," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS

   The net proceeds to CacheFlow from the sale of the 5,000,000 shares of common stock offered are estimated to be $86.7 million, at an assumed initial public offering price of $19.00 and after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, the net proceeds of this offering are estimated to be $99.9 million. The primary purposes of this offering are to obtain additional equity capital, create a public market for our common stock, and facilitate future access to public markets. We expect to use the net proceeds for general corporate purposes, including working capital. For the fiscal year ending April 30, 2000, we currently estimate that research and development expenses will be between $8 million and $13 million, sales and marketing expenses will be between $22 million and $31 million and general and administrative expenses will be between $3 million and $6 million. These projected expenses are estimates and approximations only and do not represent firm commitments by us. Our actual results have deviated significantly from our forecasts in the past and are likely to do so in the future. As a result, investors should not rely on these forecasts when considering an investment in us. A portion of the net proceeds may also be used to repay debt obligations of CacheFlow, which totaled $4.6 million as of July 31, 1999. A portion of the net proceeds may also be used for the acquisition of businesses, products and technologies that are complementary to ours. We have no current plans, agreements or commitments and are not currently engaged in any negotiations with respect to any of these types of transactions. Pending any of these uses, we will invest the net proceeds of this offering in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

   We have not paid any cash dividends since our inception and do not intend to pay any cash dividends in the foreseeable future. The terms of our line of credit prohibit the payment of dividends on our capital stock.

                                CAPITALIZATION

   The following table sets forth as of July 31, 1999:

  .  our actual capitalization;

  . our capitalization on a pro forma basis, after giving effect to the issuance of 280,953 shares of Series D Preferred Stock at $11.00 per share on November 1, 1999, the conversion of all outstanding shares of preferred stock into 14,622,865 shares of common stock upon the completion of this offering, the cash exercise of options to purchase 677,380 shares of common stock at a weighted average exercise price of $4.00 per share prior to completion of the offering, and the cash exercise of warrants to purchase 672,850 shares of preferred stock, which warrants expire upon the closing of this offering, at a weighted average exercise price of $1.48 per share prior to completion of the offering and the conversion of these shares of preferred stock into common stock upon completion of the offering; and

  . our capitalization on a pro forma as adjusted basis, to additionally reflect this offering and the application of the proceeds at an assumed initial public offering price of $19.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

                                                         July 31, 1999
                                                 --------------------------------
                                                                       Pro Forma
                                                  Actual   Pro Forma  As Adjusted
                                                 --------  ---------  -----------
                                                          (unaudited)
                                                  (in thousands, except share
                                                      and per share data)

Long-term obligations, net of current portion..  $  2,806  $  2,806    $  2,806
Stockholders' equity...........................
 Preferred stock, $.0001 par value; 30,000,000
  shares authorized actual; 10,000,000 shares
  authorized pro forma and pro forma as
  adjusted; 14,341,912 shares issued and
  outstanding actual; no shares issued and
  outstanding pro forma or pro forma as
  adjusted.....................................         1        --          --
 Common stock, $.0001 par value; 60,000,000
  shares authorized actual; 200,000,000 shares
  authorized pro forma and pro forma as
  adjusted; 12,656,269 shares issued and
  outstanding actual; 28,629,364 shares issued
  and outstanding pro forma; 33,629,364 issued
  and outstanding pro forma as adjusted........         1         3           3
 Additional paid-in capital....................    65,071    71,866     158,516
 Note receivable from stockholder..............    (1,017)   (1,017)     (1,017)
 Deferred stock compensation...................   (21,314)  (21,314)    (21,314)
 Accumulated deficit...........................   (26,709)  (26,709)    (26,709)
                                                 --------  --------    --------
  Total stockholders' equity...................    16,033    22,829     109,479
                                                 --------  --------    --------
    Total capitalization.......................  $ 18,839  $ 25,635    $112,285
                                                 ========  ========    ========

   The information above excludes 3,401,251 shares of common stock issuable upon exercise of outstanding options under our 1996 Stock Option Plan as of July 31, 1999 with a weighted average exercise price of $1.21 per share, 141,842 shares of common stock issuable upon exercise of outstanding warrants as of July 31, 1999 with a weighted average exercise price of $3.42 per share, and 33,217 shares of common stock reserved for issuance under our 1996 Stock Option Plan as of July 31, 1999. On August 27, 1999, we amended our 1996 Stock Option Plan to increase the number of shares authorized for issuance thereunder by 3,000,000 shares. On October 13, 1999, we amended our 1996 Stock Option Plan to increase the number of shares authorized for issuance thereunder by 1,500,000 shares. On November 12, 1999, we amended our 1996 Stock Option Plan to increase the number of shares authorized for issuance thereunder by 1,500,000 shares. Between August 1, 1999 and November 16, 1999, we granted options to purchase 5,318,230 shares of common stock. On
September 24, 1999, we adopted our 1999 Stock Incentive Plan as a successor plan to replace our 1996 Stock Option Plan, whereby 5,000,000 shares were reserved for issuance thereunder. No options will be granted under the 1996 Stock Option Plan after this offering. In addition, on September 24, 1999, we adopted our Employee Stock Purchase Plan and reserved 2,500,000 shares of common stock for issuance under this plan and our 1999 Non-Employee Director Option Plan and reserved 500,000 shares of common stock for issuance under this plan. See "Management--1999 Stock Incentive Plan," "--Employee Stock Purchase Plan" and "--1999 Director Option Plan."

                                   DILUTION

   The pro forma net tangible book value of our common stock as of July 31, 1999 was $22.5 million, or $.78 per share. Pro forma net tangible book value per share represents the amount of our stockholders' equity, less intangible assets, divided by the pro forma number of shares of common stock outstanding after giving effect to the issuance of 280,953 shares of Series D Preferred Stock at $11.00 per share on November 1, 1999, the conversion of all outstanding shares of preferred stock into 14,622,865 shares of common stock upon the completion of this offering, the cash exercise of options to purchase 677,380 shares of common stock at a weighted average exercise price of $4.00 per share prior to completion of the offering, and the cash exercise of warrants to purchase 672,850 shares of preferred stock prior to completion of the offering and the conversion of these shares of preferred stock into common stock.

   Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of 5,000,000 shares of common stock in this offering at an assumed initial offering price of $19.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses and the application of the net proceeds therefrom, our pro forma as adjusted net tangible book value as of July 31, 1999, would have been $109.1 million, or $3.24 per share. This represents an immediate increase in net tangible book value of $2.46 per share to existing stockholders and an immediate dilution in net tangible book value of $15.76 per share to investors purchasing shares of common stock in this offering, as illustrated in the following table:

   Assumed initial public offering price per share...............       $19.00
   Pro forma net tangible book value per share as of July 31,
    1999......................................................... $ .78
   Increase per share attributable to new investors..............  2.46
                                                                  -----
   Pro forma as adjusted net tangible book value per share after
    this offering................................................         3.24
                                                                        ------
   Net tangible book value dilution per share to new investors...       $15.76
                                                                        ======

   The following table sets forth as of July 31, 1999, after giving effect to the issuance of 280,953 shares of Series D Preferred Stock at $11.00 per share on November 1, 1999, the conversion of all outstanding shares of preferred stock into 14,622,865 shares of common stock upon the completion of this offering, the cash exercise of options to purchase 677,380 shares of common stock at a weighted average exercise price of $4.00 per share prior to completion of the offering and the cash exercise of warrants to purchase 672,850 shares of preferred stock prior to completion of the offering and the conversion of these shares of preferred stock into common stock, the difference between the existing stockholders and the investors purchasing shares in this offering at the assumed initial offering price of $19.00 per share with respect to the number of shares purchased from us, the total consideration paid and the average price per share paid:

                             Shares Purchased  Total Consideration
                            ------------------ -------------------- Average Price
                              Number   Percent    Amount    Percent   Per Share
                            ---------- ------- ------------ ------- -------------
   Existing stockholders... 28,629,364   85.1% $ 43,380,521   31.3%    $ 1.52
   New investors...........  5,000,000   14.9    95,000,000   68.7      19.00
                            ----------  -----  ------------  -----
     Totals................ 33,629,364  100.0% $138,380,521  100.0%
                            ==========  =====  ============  =====

   As of July 31, 1999, there were options outstanding to purchase a total of 3,401,251 shares of common stock at a weighted average exercise price of $1.21 per share under our 1996 Stock Option Plan. In addition, as of July 31, 1999, there were outstanding warrants to purchase a total of 141,842 shares of common stock at a weighted average exercise price of $3.42 per share. Between August 1, 1999 and November 16, 1999, we granted options to purchase 5,318,230 shares of common stock at a weighted average exercise price of $4.47 per share. To the extent outstanding options or warrants are exercised, there will be further dilution to new investors.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes to the consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus. The consolidated statement of operations data for the period from inception, March 13, 1996, to April 30, 1997 and for each of the two years in the period ended April 30, 1999, and the consolidated balance sheet data at April 30, 1998 and 1999, are derived from, and are qualified by reference to, the audited consolidated financial statements included in this prospectus. The consolidated balance sheet data at April 30, 1997 are derived from audited consolidated financial statements not included in this prospectus. The selected consolidated financial data at July 31, 1999 and for the three months ended July 31, 1998 and July 31, 1999 have been derived from our unaudited consolidated financial statements included in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements contained in this prospectus and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of this information. Consolidated results of operations for the three months ended July 31, 1999 are not necessarily indicative of the results that may be expected for the full fiscal year.

                              Period from                       Three Months
                             March 13, 1996    Year Ended           Ended
                             (Inception) to    April 30,          July 31,
                               April 30,    -----------------  ----------------
                                  1997       1998      1999     1998     1999
                             -------------- -------  --------  -------  -------
                                  (in thousands, except per share data)
Consolidated Statement of
 Operations Data:
Net sales..................     $   --      $   --   $  7,036  $   809  $ 3,612
Cost of goods sold.........         --          --      3,297      598    1,380
                                -------     -------  --------  -------  -------
Gross profit...............         --          --      3,739      211    2,232
Operating expenses:
 Research and development..       1,055       2,396     4,034      755    1,613
 Sales and marketing.......         130       1,655     6,865    1,335    3,481
 General and
  administrative...........         310       1,630     2,069      275      667
 Stock compensation........           4          59     3,776      219    2,992
                                -------     -------  --------  -------  -------
    Total operating
     expenses..............       1,499       5,740    16,744    2,584    8,753
                                -------     -------  --------  -------  -------
Operating loss.............      (1,499)     (5,740)  (13,005)  (2,373)  (6,521)
Other income (expense),
 net.......................          56         233      (197)      71      (36)
                                -------     -------  --------  -------  -------
Net loss...................     $(1,443)    $(5,507) $(13,202) $(2,302) $(6,557)
                                =======     =======  ========  =======  =======
Basic and diluted net loss
 per share.................     $  (.73)    $ (1.43) $  (2.17) $  (.47) $  (.80)
Shares used in computing
 basic and diluted net loss
 per share.................       1,965       3,842     6,093    4,938    8,236
Pro forma basic and diluted
 net loss per share........                          $   (.79)          $  (.30)
Shares used in computing
 pro forma basic and
 diluted net loss per
 share.....................                            16,626            21,967

                                                As of April 30,        As of
                                             -----------------------  July 31,
                                              1997    1998    1999      1999
                                             ------  ------  -------  --------
                                                     (in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short term
 investments................................ $3,605  $7,349  $ 2,291  $17,825
Working capital.............................  3,589   6,955      787   16,475
Total assets................................  3,769   8,461    6,716   24,019
Long-term obligations, net of current
 portion....................................    --        7    3,211    2,806
Total liabilities...........................    --      861    7,060    7,986
Accumulated deficit......................... (1,443) (6,950) (20,152) (26,709)
Total stockholders' equity (deficit)........  3,702   7,600     (344)  16,033

   MANAGEMENT'S DISCUSSION AND ANALYSISOF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

   You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and notes to consolidated financial statements appearing elsewhere in this prospectus.

Overview

   We design, develop, market and support high-performance Internet caching appliances. These appliances accelerate and manage the flow of information over the Internet through a process called Internet caching. An Internet cache stores information physically closer to users, eliminating the need to retrieve this information from its source across the Internet each time it is requested. Our appliances are deployed by customers throughout their networks as a way to cache information physically closer to the people using these networks. Our appliances enable our customers to improve web response times, deliver up-to-date web content, easily manage and administer their networks, provide a high level of network security, and reduce overall network costs. From our inception in March 1996 through April 30, 1998, we were considered to be in the development stage. Our activities were related primarily to conducting research and development, developing our initial product, recruiting personnel, building sales channels, establishing the market for our initial product, raising capital and purchasing operating assets.

   We began commercial shipment of our first products in May 1998. Since that time, we have introduced other Internet caching appliances, which have a variety of hardware configurations designed for the different price, performance, capacity and reliability requirements of our customers. The list prices of our caching appliances increase as they become more highly configured. Substantially all of our net sales through July 31, 1999 were attributable to sales of our Internet caching appliance products. We anticipate that these products will continue to account for a substantial portion of our future net sales for the foreseeable future.

   We market our products through our direct sales force, which is complemented by indirect sales channels consisting of resellers, systems integrators and original equipment manufacturers. Customers that purchase our products through our direct sales force generally do so by delivering a purchase order. Direct and indirect sales accounted for approximately 59% and 41% of our net sales for the fiscal year ended April 30, 1999, and approximately 61% and 39% of our net sales for the quarter ended July 31, 1999. Sales through indirect channels have lower gross margin than direct sales. As a result, we expect that our total gross margin on product sales will decline if the portion of sales that are made through indirect channels increases.

   Net sales from international operations were $3.1 million, or approximately 44% of net sales, for the fiscal year ended April 30, 1999, and $1.7 million, or approximately 48% of net sales, for the quarter ended July 31, 1999. The majority of international sales were made in Europe and Asia by a combination of our direct sales force and indirect channels. We treat sales to customers in Canada as part of North American sales, and not as international sales. Our international sales are denominated in United States dollars.

   For the year ended April 30, 1999, Sumitronics, Global One Communications and Nissho Electronics each accounted for more than ten percent of our net sales, for an aggregate of approximately 33% of our net sales. For the quarter ended July 31, 1999, Road Runner and Global One Communications each accounted for more than ten percent of our net sales, for an aggregate of approximately 22% of our net sales.

   We generally record product revenue upon shipment, net of allowances for estimated sales returns and uncollectable customer accounts. Maintenance contract revenue is initially deferred when a maintenance contract is purchased by the customer and recorded evenly over the life of the contract. To date, maintenance contract revenue has not been a significant portion of our net sales.

   We recorded deferred stock compensation of approximately $4,000, $157,000 and $13.7 million for the period from inception, March 13, 1996, to April 30, 1997 and for the years ended April 30, 1998 and 1999, and

$14.2 million for the quarter ended July 31, 1999. These amounts represent the difference between the exercise price and the deemed fair value of stock option and warrant grants to employees, consultants, directors and third parties. Related stock compensation expense is recorded over the related option vesting period, generally two to four years, or immediately if there is no vesting period. We recorded stock compensation expense of approximately $4,000, $59,000 and $3.8 million for the period from inception to April 30, 1997 and for the years ended April 30, 1998 and 1999, and $3.0 million for the quarter ended July 31, 1999 using a graded vesting method. Based on grants from August 1 through November 16, 1999, we expect to record additional deferred stock compensation of approximately $39.6 million. As a result of the cumulative effect of stock compensation, we expect stock compensation expense, which is primarily attributable to amortization of deferred compensation charges, to impact our reported results through April 30, 2004. In addition, we intend to record a charge of approximately $604,000 for the quarter ended October 31, 1999 related to warrants. Based on option grants through November 16, 1999, we expect stock compensation expense to be approximately
$34.6 million for the fiscal year ending April 30, 2000. Additionally, we expect to record a charge for $2.0 million related to the beneficial conversion feature of the series D preferred stock issued on November 1, 1999.

   We have incurred net losses in each quarter since inception. As of July 31, 1999, we had an accumulated deficit of $26.7 million. Our net loss was $5.5 million for the fiscal year ended April 30, 1998, $13.2 million for the fiscal year ended April 30, 1999, and $6.6 million for the quarter ended July 31, 1999. These losses resulted from significant costs incurred in the development and sale of our products and services. We expect to experience significant growth in our operating expenses, particularly research and development and sales and marketing expenses. As a result, we expect to incur additional losses and continued negative cash flow from operations for the foreseeable future.

   Our limited operating history makes the prediction of future operating results difficult. We believe that period-to-period comparisons of our operating results should not be relied upon as predictive of future performance. Our prospects must be considered in light of the risks, expenses and difficulties encountered by companies at an early state of development, particularly companies in new and rapidly evolving markets. We may not be successful in addressing these risks and difficulties.

Results of Operations

   For the period from our inception in March 1996 through April 30, 1998, we did not record any net sales. The following table sets forth, as a percentage of net sales, consolidated statements of operations data for the periods indicated:

                                                               Three Months
                                                                Ended July
                                                                    31,
                                                  Year Ended   ---------------
                                                April 30, 1999  1998     1999
                                                -------------- ------   ------
Consolidated Statements of Operations Data:
Net sales......................................      100.0%     100.0%   100.0%
Cost of goods sold.............................       46.9       73.9     38.2
                                                    ------     ------   ------
Gross margin...................................       53.1       26.1     61.8
Operating expenses:
 Research and development......................       57.3       93.3     44.7
 Sales and marketing...........................       97.6      165.0     96.4
 General and administrative....................       29.4       34.0     18.5
 Stock compensation............................       53.6       27.1     82.8
                                                    ------     ------   ------
    Total operating expenses...................      237.9      319.4    242.4
                                                    ------     ------   ------
Operating loss.................................     (184.8)    (293.3)  (180.6)
Other income (expense), net....................       (2.8)       8.8     (1.0)
                                                    ------     ------   ------
Net loss.......................................     (187.6)%   (284.5)% (181.6)%
                                                    ======     ======   ======

   Comparison of Quarters Ended July 31, 1999 and 1998

   Net Sales. Net sales increased from $809,000 for the quarter ended July 31, 1998 to $3.6 million for the quarter ended July 31, 1999. The increase was attributable to higher sales volumes resulting from the introduction of new products and growth in our customer base as we expanded our sales force. In particular, the higher unit sales volumes reflects the introduction of the 500, 2000 and 5000 Series products, as well as increased unit sales of 1000 Series products. During the quarter ended July 31, 1998, three customers accounted for approximately 51% of our net sales, and during the quarter ended July 31, 1999, two customers accounted for approximately 22% of our net sales. We expect our net sales to increase as a result of continued growth in our sales force, broader acceptance of our products in the marketplace, and the introduction of new products, although the growth rate in our net sales of 346% will likely not continue in the future.

   Gross Profit. Gross profit increased from $211,000 for the quarter ended July 31, 1998 to $2.2 million for the quarter ended July 31, 1999. Gross margin increased from approximately 26.1% for the quarter ended July 31, 1998 to approximately 61.8% for the quarter ended July 31, 1999. The increase in gross profit was primarily attributable to the introduction of new products and their growing acceptance in the marketplace and higher sales volumes. The increase in gross margin was principally due to the resulting economies of scale from higher unit production and cost savings achieved by outsourcing component manufacturing.

   Our gross margin has been and will continue to be affected by a variety of factors, including competition, fluctuations in demand for our products, the timing and size of customer orders and product implementations, the mix of direct and indirect sales, the mix and average selling prices of products, new product introductions and enhancements, component costs, manufacturing costs and product configuration.

   Research and Development. Research and development expenses consist primarily of salaries and benefits, and prototype and test equipment costs. Research and development expenses increased from $755,000 for the quarter ended July 31, 1998 to $1.6 million for the quarter ended July 31, 1999. The increase in research and development expenses in absolute dollars was primarily attributable to increased staffing and associated support for engineers required to expand and enhance our product line, and, to a lesser extent, expenses related to prototype and test equipment units. Research and development headcount increased from 19 at July 31, 1998 to 35 at July 31, 1999. As a percentage of net sales, research and development expenses decreased from 93.3% for the quarter ended July 31, 1998 to 44.7% for the quarter ended July 31, 1999. The decrease in research and development expenses as a percentage of net sales reflects the fact that our net sales during the period increased more rapidly than our research and development expenses. We believe that significant investments in research and development will be required to remain competitive and expect that research and development expenses will continue to increase in absolute dollars. Through July 31, 1999, all research and development costs have been expensed as incurred.

   Sales and Marketing. Sales and marketing expenses consist primarily of salaries and benefits, commissions, advertising and promotional expenses, and customer service and support costs. Sales and marketing expenses increased from $1.3 million for the quarter ended July 31, 1998 to $3.5 million for the quarter ended July 31, 1999. The increase in sales and marketing expenses in absolute dollars was related to the expansion of our sales and marketing organization as we hired people and added sales and support facilities worldwide. Sales and marketing headcount increased from 25 at July 31, 1998 to 53 at July 31, 1999. As a percentage of net sales, sales and marketing expenses decreased from 165.0% for the quarter ended July 31, 1998 to 96.4% for the quarter ended July 31, 1999. The decrease in sales and marketing expenses as a percentage of net sales reflects the fact that our net sales during the period increased more rapidly than our sales and marketing expenses. We expect to continue to increase our sales and marketing expenses significantly in absolute dollars in an effort to expand domestic and international markets, introduce new products, and establish and expand new distribution channels.

   General and Administrative. General and administrative expenses increased from $275,000 for the quarter ended July 31, 1998 to $667,000 for the quarter ended July 31, 1999. The increase in general and administrative expenses in absolute dollars was primarily attributable to increased staffing and associated expenses necessary to manage and support our growth. General and administrative headcount increased from 7 at July 31, 1998 to 13 at July 31, 1999. As a percentage of net sales, general and administrative expenses decreased from 34.0% for the quarter ended July 31, 1998 to 18.5% for the quarter ended July 31, 1999. The decrease in general and administrative expenses as a percentage of net sales reflects the fact that our net sales during the period increased more rapidly than our general and administrative expenses. We expect general and administrative expenses to increase in absolute dollars as we continue to increase staffing to manage expanding operations and facilities and incur the additional expenses associated with operating as a public company.

   Stock Compensation. Stock compensation expense increased from $219,000 for the quarter ended July 31, 1998 to $3.0 million for the quarter ended July 31, 1999. Given the balance of deferred stock compensation on the balance sheet and recent grant history, we expect stock compensation expense to increase in absolute dollars as this deferral is recognized.

   Other Income (Expense), Net. Other income (expense), net decreased from net other income of $71,000 for the quarter ended July 31, 1998, to net other expense of $36,000 for the quarter ended July 31, 1999. The decrease was primarily attributable to increased interest costs as a result of incurring additional borrowings.

  Comparison of Period from Inception, March 13, 1996, to April 30, 1997 and
   Fiscal Years Ended April 30, 1998 and 1999

   Net Sales. We did not generate any sales for the period from inception to April 30, 1998. Net sales for the fiscal year ended April 30, 1999 were $7.0 million. The increase was attributable to the introduction of new products, principally expandable configuration systems, notably the 1000, 2000 and 5000 Series products, and growth in our customer base as we expanded our sales force. During the fiscal year ended April 30, 1999, three customers accounted for approximately 33% of our net sales.

   Gross Profit. We did not generate any sales for the period from inception to April 30, 1998. The increase in gross profit and gross margin in the year ended April 30, 1999 was attributable to generating sales in fiscal 1999.

   Research and Development. Research and development expenses increased from $1.1 million for the period from inception to April 30, 1997 to $2.4 million for the fiscal year ended April 30, 1998 to $4.0 million for the fiscal year ended April 30, 1999. The increases in research and development expenses were primarily attributable to increased staffing and associated support for engineers required to expand and enhance our product line, and, to a lesser extent, expenses related to prototype and test equipment units.

   Sales and Marketing. Sales and marketing expenses increased from $130,000 for the period from inception to April 30, 1997 to $1.7 million for the fiscal year ended April 30, 1998 to $6.9 million for the fiscal year ended April 30, 1999. The increases in sales and marketing expenses were related to the expansion of our sales and marketing organization as we hired people and added sales and support facilities worldwide.

   General and Administrative. General and administrative expenses increased from $310,000 for the period from inception to April 30, 1997 to $1.6 million for the fiscal year ended April 30, 1998 to $2.1 million for the fiscal year ended April 30, 1999. The increases in general and administrative expenses were primarily attributable to increased staffing and associated expenses necessary to manage and support our growth.

   Stock Compensation. Stock compensation expense increased from $4,000 for the period from inception to April 30, 1997 to $59,000 for the fiscal year ended April 30, 1998, to $3.8 million for the fiscal year ended April 30, 1999.

   Other Income (Expense), Net. Other income (expense), net increased from net other income of $56,000 for the period from inception to April 30, 1997 to net other income of $233,000 for the fiscal year ended April 30, 1998, and decreased to net other expense of $197,000 for the fiscal year ended April 30, 1999. The increase from the period from inception to April 30, 1997 to the fiscal year ended April 30, 1998 was primarily attributable to increased investment income from cash received from equity financings. The decrease from the fiscal year ended April 30, 1998 to the fiscal year ended April 30, 1999 was primarily attributable to increased interest costs as a result of incurring additional borrowings.

Income Taxes

   Income taxes consist of federal, state and local taxes, when applicable. We expect significant consolidated net losses for the foreseeable future, which should generate net operating loss carryforwards. However, our ability to use net operating losses may be subject to annual limitations. Under the provisions of the Internal Revenue Code, substantial changes in our ownership may limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset taxable income. In addition, income taxes may be payable during this time due to operating income and the imposition of federal or state minimum taxes. We recognized no provision for taxes, because we operated at a loss throughout the years ended April 30, 1997, 1998 and 1999, and for the quarter ended July 31, 1999.

Selected Quarterly Results of Operations

   The following tables set forth, in dollars and as a percentage of revenues, consolidated statements of operations data for each of the five quarters ended July 31, 1999. This information has been derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements contained in this prospectus and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of this information. You should read this information in conjunction with our consolidated financial statements and notes to the consolidated financial statements appearing elsewhere in this prospectus.

                                       Three Months Ended
                             -----------------------------------------------
                              Jul.      Oct.      Jan.      Apr.      Jul.
                               31,       31,       31,       30,       31,
                              1998      1998      1999      1999      1999
                             -------   -------   -------   -------   -------
                                     (amounts in thousands)
Consolidated Statements of
 Operations Data:
Net sales................... $   809   $ 1,082   $ 2,201   $ 2,944   $ 3,612
Cost of goods sold..........     598       652       890     1,157     1,380
                             -------   -------   -------   -------   -------
Gross profit................     211       430     1,311     1,787     2,232
Operating expenses:
 Research and development...     755       958       978     1,343     1,613
 Sales and marketing........   1,335     1,719     1,654     2,157     3,481
 General and
  administrative............     275       685       510       599       667
 Stock compensation.........     219       587       871     2,099     2,992
                             -------   -------   -------   -------   -------
    Total operating
     expenses...............   2,584     3,949     4,013     6,198     8,753
                             -------   -------   -------   -------   -------
Operating loss..............  (2,373)   (3,519)   (2,702)   (4,411)   (6,521)
Other income (expense),
 net........................      71        33      (115)     (186)      (36)
                             -------   -------   -------   -------   -------
Net loss.................... $(2,302)  $(3,486)  $(2,817)  $(4,597)  $(6,557)
                             =======   =======   =======   =======   =======
As a Percentage of Net
 Sales:
Net sales...................   100.0%    100.0%    100.0%    100.0%    100.0%
Cost of goods sold..........    73.9      60.3      40.4      39.3      38.2
                             -------   -------   -------   -------   -------
Gross margin................    26.1      39.7      59.6      60.7      61.8
Operating expenses:
 Research and development...    93.3      88.5      44.4      45.6      44.7
 Sales and marketing........   165.0     158.9      75.1      73.3      96.4
 General and
  administrative............    34.0      63.3      23.1      20.3      18.5
 Stock compensation.........    27.1      54.3      39.6      71.3      82.8
                             -------   -------   -------   -------   -------
    Total operating
     expenses...............   319.4     365.0     182.2     210.5     242.4
                             -------   -------   -------   -------   -------
Operating loss..............  (293.3)   (325.2)   (122.8)   (149.8)   (180.6)
Other income (expense),
 net........................     8.8       3.0      (5.2)     (6.3)     (1.0)
                             -------   -------   -------   -------   -------
Net loss....................  (284.5)%  (322.2)%  (128.0)%  (156.1)%  (181.6)%
                             =======   =======   =======   =======   =======

   Net Sales

   Net sales increased in each of the five quarters ended July 31, 1999, from $809,000 for the quarter ended July 31, 1998 to $3.6 million for the quarter ended July 31, 1999. The increase was attributable to higher sales volumes resulting from the introduction of new products and growth in our customer base as we expanded our sales force. We offer products in both fixed and expandable configurations. In particular, the growth in net sales was attributable to increased sales of expandable configuration systems, principally the 1000, 2000 and 5000 Series products.

   Gross Profit

   Gross profit increased in each of the five quarters ended July 31, 1999, from $211,000 for the quarter ended July 31, 1998 to $2.2 million for the quarter ended July 31, 1999. The increase in gross profit was attributable to higher sales volumes and the introduction of new products. Gross margin increased from approximately 26.1% for the quarter ended July 31, 1998 to 39.7% for the quarter ended October 31, 1998 to approximately 60% for the three consecutive quarters ended July 31, 1999. The increase in gross margin to approximately 60% resulted from economies of scale from higher unit production and costs savings achieved by outsourcing component manufacturing.

   Operating Expenses

   Research and Development. Our research and development expenses increased in each of the five quarters ended July 31, 1999, from $755,000 for the quarter ended July 31, 1998 to $1.6 million for the quarter ended July 31, 1999. The increases in research and development expenses were primarily attributable to increased staffing and associated support for engineers required to expand and enhance our product line, and, to a lesser extent, expenses related to prototype and test equipment units. Research and development headcount increased from 19 at July 31, 1998 to 35 at July 31, 1999. The decrease in research and development expenses as a percentage of net sales in the quarter ended January 31, 1999 reflects the fact that our net sales during the period increased more rapidly than our research and development expenses.

   Sales and Marketing. Our sales and marketing expenses generally increased over the five quarters ended July 31, 1999, from $1.3 million for the quarter ended July 31, 1998 to $3.5 million for the quarter ended July 31, 1999. Sales and marketing expenses declined slightly in the quarter ended January 31, 1999, due to lower marketing expenses in the period. The overall increases in sales and marketing expenses were a result of the expansion of our sales and marketing organization as we hired people and added sales and support facilities worldwide. Sales and marketing headcount increased from 25 at July 31, 1998 to 53 at July 31, 1999. The decrease in sales and marketing expenses as a percentage of net sales in the quarter ended January 31, 1999 reflects the fact that our net sales during this period increased more rapidly than our sales and marketing expenses.

   General and Administrative. Our general and administrative expenses increased from $275,000 for the quarter ended July 31, 1998 to $667,000 for the quarter ended July 31, 1999. General and administrative expenses of $685,000 were higher for the quarter ended October 31, 1998, due to recruiting costs and costs related to our move to new corporate offices. The overall increases in general and administrative expenses were primarily attributable to increased staffing and associated expenses necessary to manage and support our growth. General and administrative headcount increased from 7 at July 31, 1998 to 13 at July 31, 1999. The decrease in general and administrative expenses as a percentage of net sales in the quarter ended January 31, 1999 reflects the fact that our net sales during this period increased more rapidly than our general and administrative expenses.

   Stock Compensation. Stock compensation expense increased from $219,000 for the quarter ended July 31, 1998 to $3.0 million for the quarter ended July 31, 1999.

   Other Income (Expense), Net

   Other income (expense), net consists of interest income, interest expense and other non-operating expenses. Other income (expense), net was net other income of $71,000 and $33,000 in the quarters ended July 31, 1998 and October 31, 1998, and net other expense of $115,000, $186,000 and $36,000 in the quarters ended January 31, 1999, April 30, 1999 and July 31, 1999. The decreases in other income (expense), net through April 30, 1999 were attributable to increased interest costs as a result of incurring additional borrowings and lower cash balances. The decrease in other expense, net during the quarter ended July 31, 1999 related to our increased cash balances associated with closing our Series C Preferred Stock financing.

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

Liquidity and Capital Resources

   Since inception, we have financed our operations and the purchase of property and equipment through private sales of preferred stock, with net proceeds of $33.4 million, as well as through bank loans and equipment leases. At July 31, 1999, we had $17.8 million in cash and cash equivalents and $16.9 million in working capital.

   Net cash used in operating activities was $1.4 million for the period from inception to April 30, 1997, $5.1 million for the fiscal year ended April 30, 1998, $9.7 million for the fiscal year ended April 30, 1999, and $3.9 million for the quarter ended July 31, 1999. We used cash primarily to fund our net losses from operations.

   Net cash used in investing activities was $3.5 million for the period from inception to April 30, 1997, $971,000 for the fiscal year ended April 30, 1999 and $472,000 for the quarter ended July 31, 1999. Net cash provided by investing activities was $2.8 million for fiscal year ended April 30, 1998. Net cash used in investing activities was primarily attributable to purchases of property, plant and equipment and short-term investments. Net cash provided by investing activities was primarily attributable to the proceeds from the sale of short-term investments. We expect that, in the future, any cash in excess of current requirements will be invested in investment grade, interest-bearing securities.

   Net cash provided by financing activities was $5.1 million for the period from inception to April 30, 1997, $9.4 million for the fiscal year ended April 30, 1998, $5.6 million for the fiscal year ended April 30, 1999 and $20.0 million for the quarter ended July 31, 1999. Subsequent to July 31, 1999, we raised approximately $3.1 million of capital through the sale of 280,953 shares of Series D Preferred Stock at $11.00 per share to an entity affiliated with Marc Andreessen, a director of and consultant to CacheFlow. In addition, we raised approximately $2.8 million through the cash exercise of options granted to Mr. Andreessen to purchase 702,380 shares of common stock at $4.00 per share.

   Capital expenditures were $123,000 for the period from inception to April 30, 1997, $623,000 for the fiscal year ended April 30, 1998, $971,000 for the fiscal year ended April 30, 1999, and $472,000 for the quarter ended July 31, 1999. Our capital expenditures consisted of purchases of plant, equipment and software. Current capital commitments are approximately $700,000, principally for a new enterprise resource planning system. We expect that our capital expenditures will continue to increase in the future.

   We currently have two credit facilities. In November 1998, we amended our then existing credit facility to increase the amount available thereunder from $400,000 to $3.0 million. This credit facility, which expires in November 1999 and bears interest at the prime interest rate plus .75%, had $1.2 million available for borrowing as of July 31, 1999. In November 1998, we entered into an additional credit facility consisting of a $3.5 million three-year term loan and a $350,000 equipment line of credit. The term loan and equipment line of credit are secured by all of our assets and bear interest at 13.0% and 11.4% and mature in November 2002 and May 2000. As of July 31, 1999, all amounts under the term loan had been borrowed, and all amounts under the equipment line of credit were available for borrowing. Both of our credit facilities require us to maintain compliance with financial covenants that, among other things, specify minimum financial ratios and prohibit us from paying dividends on our capital stock. We may pay off these credit facilities after the offering.

   We believe that working capital together with the net proceeds from the sale of the common stock in this offering will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months. Thereafter, we may find it necessary to obtain additional equity or debt financing. In the event additional financing is required, we may not be able to raise it on acceptable terms or at all.

Year 2000 Readiness

   The "Year 2000 issue" refers generally to the problems that some software and hardware may have in determining the correct century for the year. For example, software with date-sensitive functions that is not Year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000, which may result in failures or the creation of erroneous results.


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   We believe that our current products are Year 2000 compliant when configured and used as described in the product documentation. Our product is installed as a part of a network and its performance may be harmed by other network connected devices that may not be Year 2000 compliant. We continue to respond to customer questions about prior versions of our products on a case-by-case basis.

   We have defined Year 2000 compliant as the ability to:

  . correctly handle date information needed for the December 31, 1999 to January 1, 2000 date change;

  . function according to the product documentation provided for this date change, without changes in operation resulting from the advent of a new century, assuming correct configuration;

  . respond to two-digit date input in a way that resolves the ambiguity as to century in a disclosed, defined and predetermined manner;

  . store and provide output of date information in ways that are unambiguous as to century if the date elements in interfaces and data storage specify the century; and

  .  recognize Year 2000 as a leap year.

   We have tested software obtained from third parties, including licensed software, shareware and freeware that is incorporated into our products, and we have received assurances from our vendors that licensed software is Year 2000 compliant. Despite testing by us and current and potential customers, and assurances from developers of products incorporated into our products, our products may contain undetected errors or defects associated with Year 2000 date functions. Known or unknown errors or defects in our products could result in delay or loss of net sales, diversion of development resources, damage to our reputation, or increased service and warranty costs, any of which could seriously harm our business. Some commentators have predicted significant litigation regarding Year 2000 compliance issues, and we are aware of these lawsuits against software vendors. Because of the unprecedented nature of this litigation, it is uncertain whether or to what extent we may be affected by it.

   We have completed an assessment of our material internal information and other technology systems, including both our own software products and third-party software and hardware technologies. We have received assurances from our third-party software vendors that their systems are Year 2000 compliant. In addition, we intend to seek assurances from the vendors of any future software we purchase, including our planned purchase of a new enterprise resource planning system. We are not currently aware of any material operational issues or costs associated with preparing our internal information technology and non-information technology systems for the Year 2000. However, we may experience material unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal information technology and non-information technology systems.

   We do not intend to seek any information concerning the Year 2000 compliance status of our customers. Our current or future customers may incur significant expenses to achieve Year 2000 compliance. If our customers are not Year 2000 compliant, they may experience material costs to remedy problems, or they may face litigation costs. In either case, Year 2000 issues could reduce or eliminate the budgets that current or potential customers could have for purchases of our products and services. As a result, our business could be seriously harmed.

   We do not intend to seek any information concerning the Year 2000 compliance status of our component suppliers. Our component suppliers may experience significant interruptions in their manufacturing operations, which could result in significant delays in their ability to supply us with the components necessary for our Internet caching appliances. As a result, our business could be seriously harmed.

   We have not separately accounted for Year 2000 costs in the past. To date, these costs have not been material. We will incur additional costs related to the Year 2000 efforts for administrative personnel to manage the project, outside contractor assistance, technical support for our products, product engineering and customer

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

satisfaction. In addition, we may experience significant problems and costs with Year 2000 compliance that could seriously harm our business.

   Based upon our examination of our internal technology systems, we do not believe it will be necessary to develop a contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations. If we find it necessary to develop a contingency plan the cost of developing and implementing a contingency plan may be significant. Finally, we are subject to external forces that might generally affect industry and commerce, such as utility or transportation company Year 2000 compliance failure interruptions.

Recently Issued Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," or FAS 133. The new standard establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. FAS 133 will be effective for the Company's fiscal year ending April 30, 2002. We do not expect FAS 133 to have a material effect on our consolidated financial condition or results of operations.

Qualitative and Quantitative Disclosures about Market Risk

   We develop products in the United States and sell them in North America, Asia and Europe. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Since all of our sales are currently made in United States dollars, a strengthening of the dollar could make our products less competitive in foreign markets. If any of the events described above were to occur, our net sales could be seriously impacted, since a significant portion of our net sales are derived from international operations. Net sales from international operations represented 44% of total net sales for the fiscal year ended April 30, 1999 and 48% of total net sales for the quarter ended July 31, 1999. Our interest income is sensitive to changes in the general level of United States interest rates, particularly since the majority of our investments are cash and cash equivalents. Due to the nature of our cash and cash equivalents, we have concluded that they do not expose us to material risk.


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

                                   BUSINESS

   The prospectus contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those indicated in these forward-looking statements.

Overview

   We design, develop and market Internet caching appliances that are specifically designed, or purpose-built, to accelerate and manage the flow of information over the Internet. Our products are deployed by our customers throughout their networks to improve the performance of their networks and reduce network costs, while enhancing network security. As of August 31, 1999, we had sold a total of approximately 575 of our Internet caching appliances to approximately 100 customers. Customers for our products include large and small Internet service providers, or ISPs, and corporate enterprises. These companies purchase our products in order to improve the performance of their networks.

Industry Background

   The Internet has emerged as one of the fastest growing communications media in history, and is dramatically changing the way businesses and individuals communicate and conduct commerce. International Data Corporation, or IDC, estimates that there were approximately 97 million users of the Internet at the end of 1998, and projects that the number of Internet users will grow to over 319 million by 2002. IDC also projects that the number of Internet access devices worldwide will grow from an estimated 120 million in 1998 to over 515 million by the end of 2002. Similarly, the amount of content available on the Internet is increasing rapidly. IDC estimates that the number of web pages worldwide will grow from approximately 829 million in 1998 to over 7.7 billion by 2002.

   The volume of data transmitted across the Internet and corporate intranets is also growing as a result of increasingly complex content. Web sites and e-mail messages, for example, increasingly incorporate graphics as well as audio and video elements which require much larger files than simple text. Each time an Internet user requests information, or content, from a web page, the request, access and transmission of this content must follow a network path from the user to the source of the content on the Internet, or the origin server, and back. This process is repeated serially for each object that a web page contains. Popular web pages typically contain ten to twenty objects, requiring multiple transmissions per web page. This serial request of content significantly lengthens web response time. In addition, with users anywhere accessing information anywhere, traffic patterns are unpredictable.

   The physical infrastructure of the Internet today must therefore accommodate sharply increased volumes of data traffic, which includes a high degree of redundant data, as well as highly unpredictable and event-driven usage patterns. Advances in communications technology such as high-speed routers, switches and broadband access technologies have improved the Internet infrastructure and its ability to efficiently transport information. However, these technologies do not reduce the volume of data that must be moved from origin server to user. As a result, servers are still overloaded by the growing number of requests, and web response time remains a continuing problem despite the advent of broadband technologies and other improvements in data transmission capacity. Further, these technologies do not allow for the analysis or control of the actual content.

   Slow web response time and web server outages can have a significant financial impact on corporate enterprises and ISPs. As enterprises increasingly depend on the Internet to conduct business, web server availability and performance become increasingly important for generating revenue and communicating with customers and vendors. The availability and performance of web servers, which are used to publish information on the Internet, and the quality of a customer's web site experience directly impact revenue for a business engaged in electronic commerce, or e-commerce. Delayed web server response times decrease productivity and can threaten the revenue-generating or communications capabilities of the Internet. Users who have difficulty accessing a web site may stop using it or find an alternative site. In the case of ISPs, slow web response times may frustrate their customers, encouraging them to cancel their service.

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

   In response to these problems, early software-based caching technologies were introduced. These solutions stored frequently requested Internet content in caches that were physically closer on the network to the users requesting that content. The first time a user requested content, the cache would retrieve it from its source, known as the origin server, and store it on a disk in the cache. Each subsequent time that content was requested, it could be served from the cache, instead of from the origin server. These technologies improved network efficiency by reducing the distance over which web content must travel. This approach also removed redundant traffic from the network because information did not need to be transmitted from the origin server to the user each time it was requested. Instead, that information only had to be transmitted from the cache to the user. However, early caching solutions did not adequately address many of the requirements of ISPs, enterprises and users. Specifically, these solutions have failed to address market demand for:

  . reduced web response time, including download times for content that is not stored in the cache;

  .  simple administration and management;

  .  reduced network costs;

  .  secure networks; and

  .  up-to-date, or fresh, web content.

   For example, traditional software-based caching solutions based on general-purpose operating systems can be costly, difficult to implement and manage and are vulnerable to security breaches. These problems result from the lengthy and complex nature of general-purpose operating systems that are designed to perform many functions and have many potential vulnerabilities to security breaches. Caching solutions based on publicly available, free software, or freeware, generally provide inferior performance, security and features because they lack consistent, dedicated programming efforts. More recently, some vendors have chosen to modify network hardware, such as filers or routers, from their original purpose to become caching solutions. Because these hardware-based solutions were initially designed for other purposes, they can be slower than other alternatives, more cumbersome to operate and less efficient. Finally, these traditional hardware and software caching solutions have no mechanism to ensure that information stored in and served from the cache is up-to-date.

   In recent years, the increasing complexity within networks required the introduction of dedicated routing and switching appliances in order to achieve desired network performance and reliability levels. Similarly, increasing traffic volumes, network complexity and user expectations for the performance of the Internet require the introduction of a specifically-designed, dedicated Internet caching appliance to reduce web response time, provide extensive administration and management capabilities, reduce network costs, ensure data security and deliver up-to-date or fresh content. As a result, the Internet caching appliance market is expected to grow rapidly. According to GartnerGroup, this market is expected to grow from approximately $92 million in 1999 to over $1 billion in 2003, representing a compounded annual growth rate of approximately 85%.

The CacheFlow Solution

   CacheFlow designs, develops and markets Internet caching appliances that accelerate and manage the flow of information over the Internet. We sell Internet caching appliances, which are specialized devices that are designed, or purpose-built, for high-performance Internet caching. At the foundation of each CacheFlow product is CacheOS, the high-performance operating system that runs our appliances. We designed CacheOS specifically to manage and accelerate the delivery of Internet content. We assemble our Internet caching appliances using components purchased from third party manufacturers. Our products reduce the number of redundant requests for information that must be processed and delivered, thus reducing the load on the Internet and corporate networks. Our products also improve response time for Internet users and provide network administrators and managers a high degree of control over the access, flow and delivery of Internet content. The principal benefits of our Internet caching appliances include:

   High Performance. Our purpose-built appliances were designed from inception for high-performance Internet caching. Our appliances provide high data throughput and reduce latency, or the time between initiating a request for data and the completion of the actual data transfer. Even content that is not stored in our caching

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

appliances is accelerated when the request for that content goes through a CacheFlow appliance, since our appliances simultaneously retrieve numerous objects from the origin server. In many cases, our appliances double the speed of content delivery.

   Ease of Installation and Management. Our products are designed for easy installation and maintenance, reducing the cost and time required for implementation and use. Network managers at ISPs and enterprises generally install our appliances in the same racks that hold their servers and other network equipment. In many cases, our Internet caching appliances can be installed in under thirty minutes. All of our products provide customers with a range of management features, functions, user interfaces and modes of operation. In addition, the software and operating systems of our appliances are designed to efficiently interact with our customers' existing networking equipment.

   Attractive Return on Investment. By allowing content to be served from a cache located closer to the user, instead of the origin server on the Internet, enterprises and ISPs employing our Internet caching appliances require less network capacity and can reduce data transmission costs. Our customers better utilize the capacity of their existing network since redundant traffic is removed from the network and served from the cache. Enterprises engaged in e-commerce can reduce the need to purchase additional servers since our Internet caching appliances eliminate a significant amount of traffic that could otherwise overload their existing servers, requiring incremental server capacity. Our products also help to improve the productivity of Internet users by reducing web response time. Faster downloading of web content increases productivity and end-user satisfaction.

   Security. Our appliances run on a proprietary and purpose-built operating system. CacheOS is designed to be less vulnerable to unauthorized entry than caches based on more commonly understood, general-purpose operating systems, such as Windows NT, UNIX or NetWare. Because it was designed specifically for caching, CacheOS consists of far fewer lines of code than general-purpose operating systems, creating fewer potential bugs and fewer potential ways to break into the operating system. In addition, CacheOS employs authentication and filtering capabilities that prohibit unauthorized users from accessing or penetrating through the cache.

   Broad Product Suite. Enterprises and ISPs have varying capacity, reliability and data throughput needs, depending on the size and nature of their operations. We offer a wide range of products to meet different price, performance and reliability requirements, and provide an upgrade path to our customers as they expand their networks. Our products can be deployed in a variety of environments, ranging from small or remote network locations to large ISPs or enterprise headquarters.

   Delivery of Fresh Web Content. Moving content closer to the user increases network efficiency, but creates the risk that the content delivered is not up-to-date, or fresh. Internet caching appliances store content, but do not originate or own that content, so in order to provide fresh content, caches must monitor the source of content for changes. Unlike traditional caches that have no mechanisms to monitor and ensure freshness, our Internet caching appliances actively check the origin servers and update content through efficient and sophisticated algorithms that monitor user activity and the frequency with which source content is changed without requiring additional capacity or adversely affecting response time. These algorithms are managed through a control mechanism that allows the network administrator to easily set the level of freshness delivered by the cache. The algorithms are self-adapting based on the administrative settings.

   Ability to Manage the Flow of Content. Our Internet caching appliances are installed at points in the Internet infrastructure where all of the content being requested by a user can flow through our appliances. Our appliances are able to take advantage of their placement at this network juncture to provide a range of additional value-added services, including content filtering, user tracking and control of cached content.

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

The CacheFlow Strategy

   Our objective is to be the leading provider of Internet caching solutions by delivering high-performance, innovative Internet caching appliances. Key elements of our strategy include the following:

   Apply our Internet Caching Focus to Targeted Market Segments. Since our inception, we have focused exclusively on developing Internet caching appliances. We believe this exclusive focus helps us to rapidly identify and target attractive market opportunities. We are directing our product development, marketing and sales activities at specific market segments that we believe represent attractive opportunities based on a demonstrated need for caching, the opportunity to sell to numerous customers and the level of existing competition. To date, we have focused on four market segments: e-commerce, international access, replacements for proxy servers, which are devices used to control access to web content, and broadband. We intend to use our customer relationships in these market segments to further penetrate these segments as well as other related markets.

   Enhance Capabilities of our Appliances. We intend to use our technological expertise to meet the needs of the evolving Internet caching market. We plan to continue to develop both the software and hardware elements of our solution to gain and maintain a competitive advantage and expand the market for our products. Our additional efforts to enhance the capabilities of our appliances include adding more functionality to control the flow of content, customizing hardware and software to enhance performance and developing enhancements to improve ease of deployment.

   Broaden Distribution Channels. We intend to extend our distribution channels to meet the anticipated growth in demand for Internet caching appliances. We plan to continue to expand both our direct and indirect sales channels in order to continue to extend our marketing reach and increase our volume distribution. In particular, we plan to enter into relationships with additional resellers, systems integrators and original equipment manufacturers to increase penetration of the enterprise and ISP markets.

   Build the CacheFlow Brand. We intend to establish CacheFlow as the premier brand in the Internet caching appliance market. We believe that brand awareness is important to increase market acceptance of Internet caching appliances generally and to identify us as a leading provider of Internet caching appliance solutions. We intend to continue to educate customers, resellers, systems integrators and original equipment manufacturers about the value of implementing caching appliances. We believe a thorough process of explanation and education of our products will help to promote brand recognition and to further an overall acceptance and understanding of caching appliances. To this end, we intend to increase our investments in a broad range of marketing and educational programs.

Products

   Our products are designed to meet the different price, performance, capacity and reliability requirements of our customers and potential customers. Embedded in each of our caching appliances is our CacheOS operating system. Because CacheOS acts as a common platform across our product line, all of our products support a consistent set of software features and functions, a common easy-to-manage user interface and common operational characteristics.

   Internet Caching Appliances

   We began commercial shipment of our first Internet caching appliances in May 1998. Our current product family is separated into four product series:

  . 100 Series--The CacheFlow 110 Internet caching appliance, the sole model within the 100 Series, is designed for use by small ISPs and corporate branch or remote offices. The CacheFlow 110 is designed to support Internet traffic loads of up to 1.5 million bits per second or the equivalent speed of a T-1 connection.

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

  . 500 Series--The CacheFlow 500 Series includes our 515, 525 and 545 Internet caching appliances, which are specifically designed to support ISPs and enterprises with Internet connections up to 15 million bits per second. The CacheFlow 500 Series is typically deployed in front of web servers, which are used to publish information on the Internet, and firewalls, which are network security systems, and is used for accelerating the delivery of content to ISP and enterprise users.

  . 3000 Series--The CacheFlow 3000 Series is comprised of high-performance Internet caching appliances designed specifically to support ISPs and enterprises with Internet connections from 10 to 45 million bits per second or the equivalent speed of a T-3 connection. Our 3000 Series is expandable, providing our customers with the ability to add capacity to the appliance as their needs grow.

  . 5000 Series--The CacheFlow 5000 Series is comprised of high-performance Internet caching appliances designed for high scalability and reliability. The CacheFlow 5000 is highly scalable, designed to support traffic loads ranging from 45 million bits per second or the equivalent speed of a T-3 connection, to more than 155 million bits per second, the equivalent speed of an OC-3 connection. Our 5000 Series can contain up to three separate AC or DC power supplies to allow uninterrupted operation and is expandable, providing our customers with the ability to add capacity to the appliances as their needs grow.

   We expect that each of the 500, 3000 and 5000 Series products will generate a significant percentage of our net sales for at least the next twelve months.

   CacheOS

   CacheOS is the operating system that runs all of our Internet caching appliances. Unlike general operating systems, such as Windows NT, UNIX and NetWare, CacheOS was developed specifically to enable Internet caching and, therefore, does not contain the millions of lines of code necessary to support the many features required of a general operating system. As a result, our Internet caching appliances run more efficiently. Because we developed CacheOS internally, our Internet caching appliances are more secure than caching devices that run on operating systems whose source code is more commonly understood. In addition, our operating system enables redundancies, such as storing multiple copies of images on each disk within the appliance and keeping a copy of CacheOS on each disk, so that if one disk fails, the next disk can automatically reboot the appliance using its own copy of CacheOS. These redundancies allow our caching appliances to be highly reliable.

   CacheOS is designed with a variety of features that improve network performance and administration.

  . Object Pipelining reduces web response time by enabling the simultaneous retrieval of multiple objects from a web page.

  . Adaptive Probabilistic Refresh improves content freshness without sacrificing response time by tracking and checking that content is up-to-date, whether or not the user requests that content more than once, based on the probability that the content will be requested and the probability that the content has changed.

  . Value-based Deletion reduces web response time and improves network efficiency by deleting excess content stored in the cache based on the probability that the content will be requested and the time required to retrieve that content.

  . Security is enhanced because CacheOS is a specialized, internally-developed operating system, which is designed to be less vulnerable to unauthorized entry than caches based on more commonly understood, general purpose operating systems. In addition, CacheOS enhances cache management security for network administrators.

  . Transparent and Proxy Mode Support provides administrators with increased deployment flexibility by allowing CacheOS to simultaneously service direct requests from client browsers and redirected requests from other network elements.

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  .  Filtering prevents viewing of restricted content and provides increased security by allowing administrators to control the content that users can access.

  . Authentication prevents unauthorized access to the cache and increases security by requiring users to identify themselves and verifying access privileges before granting users access to the cache.

  . Easy Installation and Maintenance. CacheOS installs quickly and easily into customers' networks and is easy-to-maintain, is reliable and has a low cost of ownership.

Customers and Applications

   We began commercial shipment of our first Internet caching appliances in May 1998 and, as of August 31, 1999, we had sold a total of approximately 575 of our Internet caching appliances to approximately 100 customers. Our customers include both large and small ISPs, as well as enterprises. We sell our products both domestically and internationally. Net sales from international operations were $3.1 million, or approximately 44% of net sales, for the fiscal year ended April 30, 1999, and $1.7 million, or approximately 48% of net sales, for the quarter ended July 31, 1999.

   The following end-user customers and resellers have purchased or leased over $50,000 of our products. All of these categories of customers generate a significant percentage of our net sales.

Internet Service Providers      Enterprises                    Resellers
--------------------------      -----------------              ---------------
Clear Communications            Delta Airlines                 BTN Internetworking
Datacom Caribe                  Force 3                        Colt Telecom
germany.net                     Goldman Sachs                  Dynavar Networking
Global One Communications       Hewlett-Packard                Lidcam Technology
Helsinki Telephone              Hughes Network Systems         Lucent Technologies
Infonie                         Lucent Technologies            Nissho Electronics
MTS Advanced                    Xerox                          Phitech
Road Runner                                                    Solunet
Servint Corp. Internet Services                                Stark Technology
Swisscom                                                       Sumitronics


   For the year ended April 30, 1999, Sumitronics, Global One Communications and Nissho Electronics each accounted for over ten percent of our net sales, for an aggregate of approximately 33% of our net sales. For the quarter ended July 31, 1999, Road Runner and Global One Communications each accounted for over ten percent of our net sales, for an aggregate of approximately 22% of our net sales.

   Customers have purchased and used our products for a variety of different applications. ISPs typically use our products to help meet the performance potential of broadband technology, to effectively use network capacity and to gain efficiencies in web and applications hosting. Enterprises typically use our products for handling e-commerce related traffic and as a replacement for proxy servers. The following are our principal target markets, with current Cacheflow customers used as representative case studies:

   E-commerce

   Many organizations have come to rely on their web sites as a means of attracting new customers and generating additional revenue. Increased business use of the Internet, coupled with the widespread adoption of e-commerce by consumers, has resulted in large amounts of traffic flowing to e-commerce sites. Many organizations' current network infrastructures are incapable of handling this increase in traffic, resulting in overburdened firewalls, which are network security systems, and e-commerce servers, which are used to process commercial transactions over the Internet, resulting in fewer transactions per day for the e-commerce site. Furthermore, slower response times and poor quality of service can lead consumers to become dissatisfied with the e-commerce experience and either stop making web purchases or go to a competitor's web site where performance is better, which can result in a loss of potential revenues.

   Customer Case Study: Delta Airlines. Delta Airlines, a leading worldwide airline company, was looking for a solution to scale the performance of its online travel service. Delta wanted to increase capacity for special promotions, offer surge protection against peak traffic loads, and accommodate an overall increase in usage of its e-commerce site without sacrificing performance, manageability or control. Delta contemplated deploying additional web servers and firewalls, but instead chose our Internet caching appliances. Because of the level of security afforded by our proprietary operating system, Delta was able to deploy our products outside its corporate firewall and in front of its web site. By servicing user requests for content outside the firewall, our products were able to reduce traffic on Delta's servers, firewall and network, helping to reduce operating costs. As a result, Delta was able to increase the capacity of its site and improve the response time for its customers, without the need for additional firewalls or web servers. According to Delta, approximately 92% of user requests for content from Delta's web site are now being served from our products.

   International Access

   As the Internet has evolved as a network for shared data, content has become accessible to end users throughout the world. In many cases, this content does not originate from web sites located near the user requesting the information, resulting in slower response times to end users and significant network transmission costs to ISPs. Because most Internet content originates in the United States, these issues are particularly acute for international users.

   Customer Case Study: germany.net. germany.net, a large ISP in Germany, needed a way to meet growing customer demand for faster access to the Internet. germany.net found that much of the content its customers were accessing was hosted on web servers located outside of Germany, resulting in increasingly slow response times and high network transmission costs. At the same time, germany.net wanted to minimize its operating costs. germany.net had been running cache software on Unix servers, which required daily maintenance. To improve quality of service for existing customers and provide the infrastructure to scale with new customer additions, while preserving valuable network capacity, germany.net deployed our Internet caching appliances. They reported an immediate improvement in performance, including web sites where content was being requested for the first time. Because our products request all objects on a particular web site simultaneously, the host web server does not need to be re-contacted each time a separate object is requested, enabling germany.net to deliver noticeably reduced response times for its customers.

   Proxy Server Replacement

   The amount of data traffic over many enterprise networks has increased significantly. For many enterprises, exchanging and accessing information over their intranets and from the Internet is a strategically important tool in increasing productivity. With this dependence on remote sources of information, enterprises face a number of risks, including end user access of inappropriate content, unauthorized outside entities gaining access to their networks, unpredictable network traffic volumes, and new traffic types that, if not controlled, could have adverse effects on network capacity and performance. Proxy servers are devices that allow the network administrator to implement corporate policies to control the flow of information in and out of the network. However, the growth in data traffic in large enterprises has outpaced the growth in proxy server capacity, forcing many network administrators to choose between accommodating growth and maintaining control.

   Customer Case Study: Xerox. Xerox, a global leader in the document processing business, was experiencing significant growth in the amount of data traffic over its network, and wanted to enhance its ability to deliver critical web-based data to its employees in a timely manner. Increasing intranet and Internet usage by Xerox employees worldwide was resulting in congestion in its network and slower response times for its employees. This problem was compounded by the fact that Xerox was transporting several terabytes of information every day. Recognizing that the moving and sharing of data was critical in enhancing employee productivity, both at corporate headquarters and among remote offices, Xerox needed a reliable solution that would scale with its employees' growing usage and would enable it to better manage traffic over its network. Xerox chose our Internet caching appliances to accomplish these objectives. By placing our caching appliances between their internal network and the Internet, they were able to handle many of the requests that otherwise would have been routed to its proxy servers. According to Xerox, it has experienced immediate and significant productivity gains as well as significant improvements in network efficiency and response time.

   Broadband

   Broadband ISPs, using DSL or cable infrastructure to offer high-speed Internet access, enable the delivery of a wide range of new content and the ability to make the Internet a truly interactive medium. However, while these solutions offer faster access speeds from the user to their ISP, they do not shorten the physical distance between user and web content or reduce network traffic congestion on the Internet itself. For example, it does not help to build a twelve lane on-ramp to a highway if the highway itself has only two lanes and it is congested. Despite the ability to move content more quickly, broadband networks still frequently suffer diminished performance when content must be transmitted many times over the same network path or when many users request the same content from the origin server simultaneously. These problems are particularly acute when the content being transmitted includes large files, which is the nature of broadband content such as video. Therefore, faster access speeds do not necessarily result in significantly faster response times when a user is accessing web content that originated across the Internet. Consumers, therefore, may not enjoy the full benefit that they expect from broadband. Our appliances can enhance the capabilities of a broadband network, helping broadband ISPs compete to attract and retain customers.

   Customer Case Study: Road Runner. Road Runner, a leading provider of high-speed Internet service delivered over cable infrastructure, was looking for product solutions to enhance network performance. Because the broadband market is viewed as new and highly competitive, it was critical for Road Runner to continue to deliver high-quality service in order to attract new customers and retain existing customers. In addition, Road Runner wanted to ensure a high level of performance for the web content that Road Runner itself hosts. Road Runner also required a network infrastructure product that was reliable and would enable them to scale with their growing customer base. At the same time, Road Runner sought a product solution that was easy to configure and deploy, and that was secure. As a result, Road Runner chose our Internet caching appliances. Because Road Runner has been able to redirect much of its traffic through our appliances, response time for its customers has improved significantly.

Technology

   CacheFlow's Internet caching appliances are high-performance, self-tuning systems that are easy to install and manage and are produced in a variety of storage configurations. At the core of our technology is our proprietary special-purpose operating system, CacheOS, which we created specifically to be the foundation for a family of high-performance Internet caching appliances. CacheOS is designed to enable our wide range of products, from small shared caches to very large caches, to manage and accelerate the delivery of Internet content. Our appliances' high performance, ease of installation and management, security, and ability to deliver up-to-date or fresh content are made possible by proprietary technologies.

   Efficient, Purpose-Built Operating System. CacheOS is designed to be faster and more reliable than a general-purpose operating system. CacheOS operates at higher speeds because it does not need to provide the general-purpose services of a standard operating system. CacheOS efficiently supports large numbers of users, enables fast recovery of lost data and minimizes redundant data storage. CacheOS is designed to be less vulnerable to security attacks than caches based on more commonly understood, general-purpose operating systems such as Windows NT, UNIX or NetWare. CacheOS can be remotely managed and monitored using a Java-enabled Internet browser. In addition, geographically distributed caches can be centrally administered using custom-designed scripts. CacheOS can be configured to automatically send e-mail alerts and important operational statistics. New releases of CacheOS software can be installed remotely over the network, with only a minimal interruption of service. Additionally, CacheOS is designed to provide high availability. In the event of a system failure, CacheOS detects the failure and is generally able to restart in less than 20 seconds.

   Web Object Storage System. CacheOS uses a high-performance system designed specifically for storing and retrieving web objects on disk. The method of storing objects on disk is critical for achieving high performance with a large number of users. It determines how quickly a cached object can be accessed when a client requests it, how rapidly new objects can be acquired from the origin web server and the rate at which client requests can be serviced. A small number of objects, such as log files, configuration settings and CacheOS are stored on each disk. They are stored on each disk on the system to provide a high degree of fault tolerance and redundancy. All other stored objects are stored in such a way that they can be removed to create space for new, incoming objects. The object cache is not a file system, and uses no directories. Objects are located on disk using an efficient algorithm that ensures that any object can be retrieved in a single disk read. This is designed to provide rapid delivery of objects from disks, which improves response time.

   Object Pipelining. CacheOS uses a technology known as object pipelining to speed the delivery of web content, even when it is not stored in the cache. This technology improves web page response time and reduces page load times. Without object pipelining, web browsers request embedded objects serially, a few at a time. Pipelining reduces web page download times by retrieving all objects from the origin server simultaneously and in parallel.

   Adaptive Probabilistic Refresh. CacheOS performs refresh checks without increasing response time for client requests. The delivery of web content is not delayed by a "freshness" check for any content changes at the origin server prior to content delivery. CacheOS uses adaptive object refresh algorithms, which increase the likelihood that objects being served from the cache are up-to-date, or fresh. These algorithms adapt by observing how often objects change and how popular each object is, in order to minimize the traffic required to keep content up-to-date. Because the cache actively maintains the freshness of its objects, end users receive up-to-date web content with fast response times.

Sales and Marketing

   We utilize a combination of our direct sales force, resellers, systems integrators and original equipment manufacturers as appropriate for each of our target markets. We support our distribution channels with systems engineers and customer support personnel that provide technical service and support to our customers. We have entered into agreements with resellers and network equipment providers such as Lucent Technologies, Nissho Electronics and Sumitronics. We intend to pursue relationships with additional resellers and original equipment manufacturers to implement our distribution strategy and to expand our customer base. We have been expanding our sales force rapidly, and, as of August 31, 1999, we employed 69 persons in sales, marketing and customer support.

   Our marketing efforts focus on increasing the market awareness of our products and technology and promoting the CacheFlow brand. Our strategy is to create this awareness by distinguishing our products based on their high level of performance. We have a number of marketing programs to support the sale and distribution of our products and to inform existing and potential customers within our target market segments about the capabilities and benefits of our products. Our marketing efforts include participation in industry tradeshows, preparation of competitive analyses, sales training, maintenance of our web site, advertising and public relations.

Research and Development

   Following our inception in March 1996, we developed the first version of CacheOS, which was specifically designed as the operating platform for our Internet caching appliances. Our research and development efforts are focused on developing technological improvements to and new versions of our Internet caching appliances. Our research and development team consists of engineers with extensive backgrounds in operating systems, algorithms, computer science and network engineering. We believe that the experience and capabilities of our research and development professionals represents a competitive advantage for CacheFlow. As of August 31, 1999, we employed 36 persons in research and development.

   We have worked closely with several of our customers in developing and enhancing our products. Our current research and development efforts are primarily focused on three strategic initiatives:

  . developing Internet caching appliances to address price/performance points for which we do not currently offer products;

  . improving the performance of our Internet caching appliances, including data throughput and response time; and

  . adding new features and strengthening the existing features of our Internet caching appliances to give them enhanced capabilities.

   We expect that most of the enhancements to our existing and future products will be developed internally. However, we currently license some technologies and will continue to evaluate externally developed solutions for integration into our products.

Manufacturing

   We currently outsource the manufacturing of all of the subassemblies and components of our Internet caching appliances, including printed circuit boards, custom power supplies, chassis, cables and subassemblies, to third parties, and we perform final assembly and testing in-house. This approach allows us to reduce investment in manufacturing capital and to take advantage of the expertise of our vendors. Our internal manufacturing operations consist primarily of prototype development, materials planning and procurement, final assembly, testing and quality control. We plan to subcontract final assembly to third parties in the future. Our standard parts and components are generally available from more than one vendor. We typically obtain these components through purchase orders and do not have contractual relationships or guaranteed supply arrangements with these suppliers. If one of these vendors ceased to provide us with necessary parts and components, we would likely encounter delays in product production as we make the transition to another vendor. As of August 31, 1999, we employed 7 persons in manufacturing.

Competition

   The market for Internet caching solutions is intensely competitive, evolving and subject to rapid technological change. Our competitors vary in size and in the scope and breadth of the products and services they offer. Our competitors' solutions are generally based on a hardware appliance, publicly available, free software or proprietary software. We primarily encounter competition from Cisco Systems, Inktomi, Network Appliance, Novell and various others using publicly available, free software. In addition, because there are relatively low barriers to entry in the Internet market, we expect additional competition from other established and emerging companies as the market for Internet caching continues to develop and expand.

   We believe that the principal competitive factors affecting our market are product quality and performance, product features, ability to implement solutions and customer service. Although we believe that our products currently compete favorably with respect to these factors we may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources.

Intellectual Property and Other Proprietary Rights

   We depend significantly on our ability to develop and maintain the proprietary aspects of our technology. To protect our proprietary technology, we rely primarily on a combination of contractual provisions, confidentiality procedures, trade secrets, copyright and trademark laws and patents. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the

United States. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around patents that may be issued to us or our other intellectual property.

   We currently have four United States patent applications on file and pending before the United States Patent and Trademark Office. We also currently have four PCT International Applications on file to reserve rights in foreign jurisdictions under appropriate international treaties.

   We cannot assure you that any U.S. or international patent will be issued from these applications. Even if patents are issued, we cannot assure you that we will be able to detect any infringement or, if infringement is detected, that issued patents will be enforceable or that any damages awarded to us will be sufficient to adequately compensate us.

   There can be no assurance or guarantee that any products, services or technologies that we are presently developing, or will develop in the future, will result in intellectual property that is protectable under law, whether in the United States or a foreign jurisdiction, that this intellectual property will produce competitive advantage for us or that the intellectual property of competitors will not restrict our freedom to operate, or put us at a competitive disadvantage.

   We rely on technology that we license from third parties, including software that is integrated with internally developed software and used in CacheOS to perform key functions. For example, we license subscription filtering technology from Secure Computing. If we are unable to continue to license any of this software on commercially reasonable terms, we will face delays in releases of our software or will be required to drop this functionality from our software until equivalent technology can be identified, licensed or developed, and integrated into our current product. Any of these delays could seriously harm our business.

   There has been a substantial amount of litigation in the technology industry regarding intellectual property rights. It is possible that in the future third parties may claim that we or our current or potential future products infringe their intellectual property. We expect that companies in the Internet and networking industries will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business.

   CacheFlow is a registered trademark in the United States. We also have filed applications to register the following trademarks in the United States:
"CacheOS," "Content Aware Network Aware," "Content Aware," "Network Aware," "Accelerating the Intranet," "Accelerating the Web" and "Internet Accelerator." The above mentioned trademark applications are subject to review by the United States Patent and Trademark Office, may be opposed by private parties and may not issue.

Litigation

   On September 16, 1999, Nokia IP filed a lawsuit in Santa Clara County Superior Court naming CacheFlow Inc., Brian NeSmith, our President and Chief Executive Officer and a director, and Alan Robin, our Senior Vice President of Sales, as defendants. Messrs. NeSmith and Robin were officers and employees of Ipsilon Networks, Inc., which was acquired by Nokia in December 1997. Following the acquisition, Messrs. NeSmith and Robin became employees of Nokia. In essence, Nokia claims that we and Messrs. NeSmith and Robin acted improperly in hiring Nokia's employees. Nokia also claims that Mr. NeSmith has violated a non-competition provision contained in his employment agreement with Nokia. Nokia is seeking compensatory and punitive damages and orders prohibiting the defendants from disclosing or using Nokia's trade secrets or confidential information and acting in a manner that violates Messrs. NeSmith's and Robin's contractual and fiduciary duties to Nokia. We and the other defendants have filed an answer to this complaint denying the allegations and believe that there are meritorious defenses to the asserted claims. On November 14, 1999, we entered into a term sheet with Nokia to settle the litigation. The term sheet does not require us to make any monetary payments to Nokia. We agreed not to hire or solicit Nokia employees for six months after November 14, 1999. We are currently negotiating a definitive settlement agreement with Nokia. If we are unable to negotiate the definitive settlement agreement or to enforce the term sheet, we intend to defend the litigation vigorously. The outcome of litigation is inherently unpredictable and the results of the litigation may not be favorable to us or the other defendants and could include monetary damages and a court order restricting our ability to hire Nokia's employees. Regardless of the ultimate outcome, the litigation could result in substantial expense to us and significant diversion of effort by our managerial and other personnel.

Employees

   As of August 31, 1999, we had a total of 126 employees, including 36 in research and development, 69 in sales, marketing and customer support, 7 in manufacturing and 14 in general and administrative. Of these employees, 111 were located in North America with 15 located internationally. None of our employees is represented by collective bargaining agreements, nor have we experienced any work stoppages. We consider our relations with our employees to be good.

   Our future operating results depend significantly upon the continued service of our key technical, sales and senior management personnel, none of whom is bound by an employment agreement. Competition for these personnel is intense, and we may not be able to retain them in the future. Our future success also depends upon our continuing ability to attract and retain highly qualified individuals. We may experience difficulties managing our expected growth and performance if we are unable to attract and retain qualified personnel.

Facilities

   We lease approximately 39,000 square feet for our headquarters facility in Sunnyvale, California, under a lease that expires on August 31, 2005. We also lease space for research and development in Redmond, Washington and Waterloo, Ontario, Canada. In addition, we lease space for sales and support in nine metropolitan areas in North America as well as Dusseldorf, London, Stockholm, Sydney, Taipei and Tokyo.

                                  MANAGEMENT

Executive Officers and Directors

   Our executive officers and directors and their ages as of November 1, 1999, are as follows:

Name                     Age Position
----                     --- --------
Brian M. NeSmith........  37 President and Chief Executive Officer, Director
Michael A. Malcolm......  54 Chairman of the Board, Director
Stuart G. Aaron.........  30 Vice President, Marketing and Product Management
Douglas A. Crow.........  38 Vice President, Product Development
Nai-Ting Hsu............  51 Senior Vice President, Research and Development
Michael J. Johnson......  47 Vice President, Chief Financial Officer and Secretary
Ray G. Myers............  64 Vice President, Manufacturing
Terry L. Printy.........  44 Vice President, Customer Support
Alan L. Robin...........  43 Senior Vice President, Sales
Ian Telford.............  52 President of CacheFlow Canada
Rangaswamy Vasudevan....  49 Chief Technology Officer
William S. Warner.......  40 Vice President, Business Development
Marc Andreessen.........  28 Director
David W. Hanna(2).......  60 Director
Stuart G.
 Phillips(1)(2).........  41 Director
Andrew S. Rachleff(1)...  40 Director

--------
(1) Member of the Audit Committee
(2) Member of the Compensation Committee

   Brian NeSmith has served as President and Chief Executive Officer and a director of CacheFlow since March 1999. From December 1997 to March 1999, Mr. NeSmith served as Vice President of Nokia IP, Inc., a security router company, which acquired Ipsilon Networks, Inc., an IP switching company, where Mr. NeSmith served as Chief Executive Officer from May 1995 to December 1997. From October 1987 to April 1995, Mr. NeSmith held several positions at Newbridge Networks Corporation, a networking equipment manufacturer, including vice president and general manager of the VIVID group. Mr. NeSmith holds a B.S. in electrical engineering from the Massachusetts Institute of Technology.

   Michael Malcolm has served as Chairman of the board of directors of CacheFlow since March 1996. From June 1997 to December 1998, Mr. Malcolm also served as President and Chief Executive Officer of CacheFlow. From April 1992 to October 1994, Mr. Malcolm served as President and Chief Executive Officer of Network Appliance Inc., a network filer company. Mr. Malcolm holds a B.S. in mechanical engineering from the University of Denver and M.A. and Ph.D. degrees in computer science from Stanford University.

   Stuart Aaron has served as Vice President of Marketing and Product Management of CacheFlow since April 1999. From July 1993 to April 1999, Mr. Aaron held several marketing and product management positions at Newbridge Networks Corporation, a networking equipment manufacturer. Prior to that time, Mr. Aaron worked as an industry analyst with the Network Strategies Practice of Ernst & Young LLP where he specialized in Internetworking and Network Management. Mr. Aaron holds a B.S. in electrical engineering from Cornell University.

   Douglas Crow has served as Vice President of Product Development of CacheFlow since May 1996. From June 1992 to May 1996, Mr. Crow served as Development Manager of Wall Data Inc., a host connectivity software company. Mr. Crow holds a B.S. in computer science from the University of Washington.

   Nai-Ting Hsu has served as Senior Vice President of Research and Development at CacheFlow since October 1999. From May 1997 to October 1999, Dr. Hsu served as Vice President and General Manager of the Consumer Network Division, Senior Vice President of Asia Pacific, and Senior Vice President and General Manager of the Consumer Products Division of C-Cube Microsystems Inc., a digital video compression company, which acquired DiviCom Inc., a digital television company, where Dr. Hsu served as Vice President of Engineering from April 1995 until its acquisition by C-Cube. From May 1991 until April 1995, Dr. Hsu served as Vice President of Engineering at MasPar Inc., a massive parallel computing company. Dr. Hsu holds a B.S. in Electrical Engineering from National Chiao Tung University, Taiwan, and M.S. and Ph.D. degrees in Computer Sciences from the University of Wisconsin, Madison.

   Michael Johnson has served as Vice President and Chief Financial Officer of CacheFlow since July 1999. From May 1998 to July 1999, Mr. Johnson served as Vice President of Finance and Chief Financial Officer of AdiCom Wireless, Inc., a developer of CDMA based wireless access systems. From May 1994 to April 1998, Mr. Johnson served as Controller and Chief Accounting Officer of Ascend Communications Inc., a provider of wide area networking systems. Mr. Johnson holds a B.S. in business administration from California State University Hayward and is also a Certified Public Accountant.

   Ray Myers has served as Vice President of Manufacturing of CacheFlow since October 1997. From May 1993 to April 1996, Mr. Myers served as Vice President of Manufacturing of Network Appliance Inc., a network filer company. Mr. Myers holds a B.S. in physics from Colorado College and a B.S. in business finance from San Jose State University.

   Terry Printy has served as Vice President of Customer Support of CacheFlow since June 1999. From January 1999 to May 1999, Mr. Printy served as Vice President of Worldwide Services of Nokia IP, Inc., a security router company. From October 1990 to April 1998, Mr. Printy served as Vice President and General Manager of Worldwide Service at Network General Corporation, a protocol analysis company.

   Alan Robin has served as Senior Vice President of Sales at CacheFlow since July 1999. From January 1997 to July 1999, Mr. Robin served as Vice President of Sales of Ipsilon Networks, Inc., an IP switching company, and then of Nokia IP, Inc., a security router company, which acquired Ipsilon Networks, Inc. in December 1997. From January 1991 to January 1997, Mr. Robin held a number of sales and sales management positions at Wellfleet/Bay Networks, a networking company. Mr. Robin holds an A.B. in chemistry from Kenyon College and a M.B.A in finance from Fairleigh Dickenson University.

   Ian Telford has served as President of CacheFlow Canada since May 1, 1999. From March 1995 to April 1999, Mr. Telford served as Chief Executive Officer of Scaleable Software Solutions, Inc., a company he co-founded that specializes in operating system and file development. From December 1983 to January 1991, Mr. Telford held a variety of positions at Waterloo Microsystems Inc., a software company specializing in the production of PC Network Operating Systems, and then at Hayes Microcomputer Products (Canada) Limited, which acquired the assets of Waterloo Microsystems in January of 1991. Mr. Telford holds a B.S. in industrial chemistry from The City University, London, England.

   Rangaswamy Vasudevan has served as Chief Technology Officer of CacheFlow since August 1997. From April 1989 to July 1997, Mr. Vasudevan served as a Senior Engineer and a Sun Distinguished Engineer at Sun Microsystems, Inc., a manufacturer of network computing equipment. Mr. Vasudevan holds a Bachelor of Technology in electrical engineering from the Indian Institute of Technology and a Ph.D. in computer science from the University of Waterloo.

   William Warner has served as Vice President of Business Development of CacheFlow since August 1999. He also served as Vice President of Sales at CacheFlow from September 1997 to August 1999. From March 1987 to April 1997, Mr. Warner served as Director of the Telecommunications Industry Group of Silicon Graphics, Inc., a manufacturer of computer equipment. Mr. Warner holds a B.S. in political science and business from the University of Kansas.

   Marc Andreessen has served as a director of CacheFlow since October 1999. Mr. Andreessen has served as the Chairman of Loudcloud, Inc., a provider of Internet services to electronic commerce companies, since October 1999. From March 1999 to September 1999, Mr. Andreessen served as Chief Technology Officer of America Online, Inc., an Internet technology and interactive services company. Mr. Andreessen co-founded

Netscape Communications Corp., a provider of software and Website resources, in April 1994. From September 1994 to March 1999, when Netscape Communications Corp. was acquired by America Online, Inc., Mr. Andreessen served as a director and Executive Vice President of Products of Netscape Communications Corp. Mr. Andreessen holds a B.S. in computer science from the University of Illinois.

   David Hanna has served as a director of CacheFlow since October 1996. From December 1998 to March 1999, Mr. Hanna also served as our President and Chief Executive Officer. Since March 1998, Mr. Hanna has served as President and Chief Executive Officer of Sage Software, Inc., a financial software company. Mr. Hanna served as President and Chief Executive Officer of State of The Art, Inc., a financial software developer, from November 1993 until March 1998. Mr. Hanna currently serves as President of The Hanna Group, which provides operational and strategic consulting to both small, high-tech companies and to larger organizations requiring growth restoration and restructuring. In addition, Mr. Hanna serves as Chairman of Hanna Capital Management Inc., which provides financial management services to high-net-worth individuals. He is Chief Executive Officer of Hanna Ventures, which invests in networking, communications, and internet/intranet companies. Mr. Hanna also serves on the boards of directors of several privately held companies. Mr. Hanna holds a B.S. in business administration from the University of Arizona.

   Stuart Phillips has served as a director of CacheFlow since January 1997. Since June 1997, Mr. Phillips has been a General Partner at U.S. Venture Partners, a venture capital firm. From October 1993 to June 1997, Mr. Phillips served as Vice President of Central Engineering at Cisco Systems Inc., an internetworking company. Mr. Phillips also serves on the boards of directors of several privately held companies. He holds a B.S. in electronics from the University of Wales at Cardiff, U.K.

   Andrew Rachleff has served as a director of CacheFlow since October 1997. In May 1995, Mr. Rachleff co-founded Benchmark Capital, a venture capital firm, and has served as a general partner since that time. Prior to co-founding Benchmark Capital, Mr. Rachleff spent ten years as a general partner with Merrill, Pickard, Anderson & Eyre, a venture capital firm. Mr. Rachleff also serves on the boards of directors of NorthPoint Communications Group, Inc., a competitive local exchange carrier, and several privately held companies. Mr Rachleff holds a B.S. in economics from the University of Pennsylvania and an M.B.A. from Stanford University.

Board of Directors

   CacheFlow currently has authorized six directors. Each director holds office until the next annual meeting of stockholders or until his or her successor is duly elected and qualified. The officers serve at the discretion of the board. There are no family relationships among the directors and officers of CacheFlow.

Board Committees

  The audit committee consists of Stuart Phillips and Andrew Rachleff. The audit committee makes recommendations to the board of directors regarding the selection of independent accountants, reviews the results and scope of audit and other services provided by our independent accountants and reviews and evaluates the our audit and control functions.

   The compensation committee consists of David Hanna and Stuart Phillips. The compensation committee makes recommendations regarding our stock plans and makes decisions concerning salaries and incentive compensation for our employees and consultants.

Compensation Committee Interlocks and Insider Participation

   The current members of the Compensation Committee of our board of directors are Messrs. Hanna and Phillips and they were appointed on September 24, 1999. Mr. Phillips was not at any time an officer or employee of ours; Mr. Hanna served as our President and Chief Executive Officer from December 11, 1998 to March 2,

1999. No member of the Compensation Committee of our board of directors serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee. During the fiscal year ended April 30, 1999 and through September 24, 1999, our board of directors served many of the functions traditionally served by a compensation committee, including approval of officer compensation and option grants. During that period, Mr. Hanna and Mr. Malcolm served on our board of directors. Mr. Malcolm served as our President and Chief Executive Officer from June 1997 to December 1998.

Director Compensation

   Directors currently do not receive any cash compensation from CacheFlow for their services as members of the board of directors, although members are reimbursed for expenses in connection with attendance at board of directors and committee meetings. Directors are eligible to participate in CacheFlow's stock plans, and beginning in 1999, employee directors will also be able to participate in CacheFlow's 1999 Stock Incentive Plan and non-employee directors will receive periodic option grants under CacheFlow's 1999 Director Option Plan. See "Management--1999 Stock Incentive Plan" and "--1999 Director Option Plan."

   Options were granted during the fiscal year to Messrs. Hanna and Malcolm and those options are disclosed in the table below entitled Option Grants in Last Fiscal Year. Mr. Andreessen received an option to purchase 25,000 shares of common stock on October 13, 1999 at an exercise price of $4.00 per share in connection with his service as a member of our board of directors. The option is immediately exercisable. The shares purchasable upon exercise of these options are subject to repurchase by us at the original exercise price paid per share upon the optionee's cessation of service prior to vesting in these shares. The repurchase right lapses as to 25% of the option shares on the one year anniversary of the grant date, and lapses in a series of 36 equal monthly installments after the one year anniversary date of the grant date. Each of Messrs. Hanna, Phillips and Rachleff received an option to purchase 25,000 shares of common stock on November 12, 1999 at an exercise price of $12.00 per share. The options are immediately exercisable. The shares purchasable upon exercise of these options are subject to repurchase by us at the original exercise price paid per share upon the optionee's cessation of service prior to vesting in these shares. The repurchase right lapses in a series of 48 equal monthly installments after the grant date.

Executive Compensation

   The following table sets forth information with respect to compensation for the fiscal year ended April 30, 1999 paid by us for services by each of the individuals who served as our Chief Executive Officer during the fiscal year, Mr. Hanna, who served as our Chief Executive Officer from December 11, 1998 to March 2, 1999, and each of the four other executive officers whose total salary and bonuses for the fiscal year exceeded $100,000:

                          Summary Compensation Table

                                                                   Long-Term
                                                                  Compensation
                                                                     Awards
                                                                  ------------
                                                      Annual
                                                   Compensation    Securities
                                                 ----------------  Underlying
Name and Principal Position                       Salary   Bonus    Options
---------------------------                      -------- ------- ------------
Brian M. NeSmith, President and Chief Executive
 Officer........................................ $  8,978 $    --  2,000,000
Michael A. Malcolm, Chairman....................  197,854      --  1,000,000
Douglas A. Crow, Vice President, Product
 Development....................................  133,626      --         --
David Hanna, Director (1).......................   21,708      --    250,000
Kelly Herrell, Former Vice President,
 Marketing......................................  148,765      --         --
Rangaswamy Vasudevan, Chief Technical Officer...  149,907      --         --
William S. Warner, Vice President, Business
 Development....................................  149,889  40,000         --

--------
(1) Consulting fees were paid to Hanna Group for services rendered by Mr.
    Hanna.

Option Grants in Last Fiscal Year

   The following table sets forth each grant of stock options during the fiscal year ended April 30, 1999 to each of the individuals named in the Summary Compensation Table. We have not granted stock appreciation rights. Each of the options listed in the table is immediately exercisable. The shares purchasable upon exercise of these options are subject to repurchase by CacheFlow at the original exercise price paid per share upon the optionee's cessation of service prior to vesting in these shares. For Mr. Malcolm, the repurchase right on half of his option shares lapses and he vests as to these option shares in a series of 36 equal monthly installments from October 14, 1998. The repurchase right on the second half of his options lapses and he vests as to these option shares in a series of six equal monthly installments from October 14, 1998. For Mr. NeSmith, the repurchase right on his option lapses and he vests as to 25% of the option shares upon completion of one year of service from the date of grant and the balance in a series of equal monthly installments over the next 36 months of service thereafter. In addition, he vests in an additional 25% of the option shares upon a merger and other corporate transactions.

   We have calculated the percentage of total options granted to employees based on an aggregate of 5,371,400 options granted to our employees during the 12 months ended April 30, 1999. The exercise price for each option was equal to the fair market value of our common stock as determined by our board of directors on the date of grant. The exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. We may also finance the option exercise by loaning the optionee sufficient funds to pay the exercise price for the purchased shares, together with any federal and state income tax liability incurred by the optionee in connection with the exercise.

   We have calculated the potential realizable value based on the term of the option at the time of grant and we assumed stock price appreciation of 5% and 10% over the assumed initial public offering price of $19.00 per share for the full ten-year term of the options pursuant to the rules of the Securities and Exchange Commission; this does not represent our prediction of our stock price performance.

                                       Individual Grants
                         ----------------------------------------------
                                                                          Potential Realizable
                                                                            Value at Assumed
                         Number of    % of Total                             Annual Rates of
                         Securities     Options     Exercise            Stock Price Appreciation
                         Underlying     Granted      Price                   for Option Term
                          Options   to Employees in   Per    Expiration -------------------------
Name                      Granted     Fiscal Year    Share      Date         5%          10%
----                     ---------- --------------- -------- ---------- ------------ ------------
Brian M. NeSmith........ 2,000,000       37.0%        $.50      3/1/09  $ 23,897,996 $ 60,562,213
Michael A. Malcolm...... 1,000,000       18.4          .50    10/13/08    11,948,998   30,281,107
Douglas A. Crow.........       --         --           --          --            --           --
David Hanna.............   250,000        4.6          .50      3/1/09     2,987,249    7,570,277
Kelly Herrell...........       --         --           --          --            --           --
Rangaswamy Vasudevan....       --         --           --          --            --           --
William S. Warner.......       --         --           --          --            --           --

   In addition to the options listed above, on July 26, 1999, Mr. Johnson, our Vice President and Chief Financial Officer, received an option to purchase 250,000 shares and an option to purchase 65,000 shares at an exercise price of $2.00 per share. On July 26, 1999, Mr. Robin, our Senior Vice President of Sales, received an option to purchase 250,000 shares and an option to purchase 222,000 shares at an exercise price of $2.00 per share. On June 21, 1999, Mr. Printy, our Vice President of Customer Support, received an option to purchase 75,000 shares at an exercise price of $2.00 per share. On August 27, 1999, we granted options to Mr. Crow for 240,000 shares, Mr. Telford for 123,000 shares, and Mr. Printy for 37,500 shares at an exercise price of $4.00 per share. On September 27, 1999, we granted an option to Mr. NeSmith for 200,000 shares at an exercise price of $5.50 per share. On October 13, 1999, we granted options to Mr. Malcolm for 100,000 shares and Dr. Hsu for 420,000 shares at an exercise price of $6.00 per share. On November 12, 1999, we granted an option to Mr. Johnson for 25,000 shares at an exercise price of $12.00 per share. All of these options are immediately exercisable and the shares purchasable upon exercise of these options are subject to repurchase by us at the original exercise price paid per share upon the optionee's cessation of service prior to vesting in these shares. The repurchase right lapses as to 25% of the option shares upon completion of one year of service from the date of grant and the balance in a series of equal monthly installments over the next 36 months of service thereafter, except that the option granted to Mr. Crow and some of the options granted to Mr. Telford and Mr. Johnson begin to vest in 2000 or 2001.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

   The following table sets forth for each of the officers named in the Summary Compensation Table the number of options exercised during the fiscal year ended April 30, 1999 and the number and value of securities underlying unexercised options that are held by the officers named in the Summary Compensation Table as of April 30, 1999. With respect to options exercised, value realized refers to the fair market value of the purchased shares on the option exercise date, less the exercise price paid for these shares. Since our options are immediately exercisable at grant, any shares purchased under those options will be subject to repurchase by us, at the original exercise price paid per share, upon the optionee's cessation of service with CacheFlow prior to vesting in these shares. Accordingly, we have chosen to report the number of the underlying shares that are vested and the number unvested as of April 30, 1999. The heading "Vested" refers to shares no longer subject to repurchase; the heading "Unvested" refers to shares subject to repurchase as of April 30, 1999. The amounts under "Value of Unexercised in-the-Money Options" were calculated by determining the difference between the exercise price and the assumed initial public offering price of $19.00 per share.

                                                                            Value of
                                                    Number of              Unexercised
                                              Securities Underlying       in-the-Money
                                               Unexercised Options         Options at
                           Shares               at April 30, 1999        April 30, 1999
                         Acquired on  Value   ------------------------  -----------------
Name                      Exercise   Realized  Vested       Unvested     Vested  Unvested
----                     ----------- -------- ------------ -----------  -------- --------
Brian M. NeSmith........  2,000,000  $   --            --          --   $    --  $   --
Michael A. Malcolm......        --       --            --          --        --      --
Douglas A. Crow.........        --       --         20,000         --    375,000     --
David Hanna.............    250,000      --            --          --        --      --
Kelly Herrell...........    490,000   85,750           --          --        --      --
Rangaswamy Vasudevan....    470,000   82,250           --          --        --      --
William S. Warner.......    490,000   85,750           --          --        --      --

Change of Control Arrangements

   The compensation committee of the board of directors, as plan administrator of the 1999 Stock Incentive Plan, has the authority to provide for accelerated vesting of the shares of common stock subject to outstanding options held by the officers named in the Summary Compensation Table and any other person in connection with certain changes in control of CacheFlow. In connection with our adoption of the 1999 Stock Incentive Plan, we have provided that upon a change in control of CacheFlow, each outstanding option and all shares of restricted stock will generally become fully vested unless the surviving corporation assumes the option or award or replaces it with a comparable award. In addition, an option or award will become fully exercisable and fully vested if the holder's employment or service is involuntarily terminated within 18 months following the change in control.

   Except for Mr. NeSmith, Mr. Johnson, and Mr. Robin, none of the officers named in the Summary Compensation Table has an employment agreement with CacheFlow, and their employment may be terminated at any time. CacheFlow has entered into an agreement with Mr. NeSmith, dated February 24, 1999, which provides that his salary shall be $175,000 per year. The agreement provides for the grant of an option to Mr. NeSmith to purchase shares of our common stock at the fair market value on the grant date. The agreement also provides that we will extend a loan to Mr. NeSmith of up to $800,000. The agreement also provides for acceleration of vesting of option shares as if Mr. NeSmith remained employed for one additional year in the event of a change in control of CacheFlow.

   We have entered into an agreement with Mr. Johnson, our Vice President and Chief Financial Officer, dated June 4, 1999, which provides that his salary shall be $170,000 per year. The agreement provides for the grant of an option to Mr. Johnson to purchase shares of common stock at the fair market value on the grant date. The agreement also provides for acceleration of vesting of option shares as if Mr. Johnson remained employed for one additional year in the event that he is not offered the same or similar position following a change in control of CacheFlow.

   CacheFlow has entered into an agreement with Mr. Robin, our Senior Vice President of Sales, dated July 12, 1999, which provides for a salary of $150,000 per year and a target commission of up to $125,000 per year. Under the agreement, he is also eligible for cash bonuses of $200,000 each payable 60 days after his start date and on August 1, 2000. The agreement provides for the grant of an option to Mr. Robin to purchase shares of our common stock at the fair market value on the grant date. The agreement also provides for payment of severance pay in the amount of six months base salary plus bonus in the event that Mr. Robin's employment is terminated without cause. The agreement also provides for acceleration of vesting of option shares as if Mr. Robin remained employed for one additional year in the event that his employment is terminated without cause; after three years of employment, vesting acceleration declines by one month for each month of service and does not apply after four years of employment. The agreement also provides for acceleration of vesting of option shares as if Mr. Robin remained employed for one additional year in the event that he is not offered the same or similar position following a change in control of CacheFlow.

1999 Stock Incentive Plan

   Share Reserve. Our board of directors adopted our 1999 Stock Incentive Plan on September 24, 1999 to be effective on the effective date of this offering. We have reserved 5,000,000 shares of our common stock for issuance under the 1999 Stock Incentive Plan. This includes any shares not yet granted under our 1996 Stock Option Plan on the date of this offering which will be available only under the 1999 Stock Incentive Plan after this offering. On January 1 of each year, starting with the year 2000, the number of shares in the reserve will automatically increase by 5% of the total number of shares of common stock that are outstanding at that time or, if less, by 2,000,000 shares. In general, if options or shares awarded under the 1999 Stock Incentive Plan are forfeited, then those options or shares will again become available for awards under the 1999 Stock Incentive Plan. We have not yet granted any options under the 1999 Stock Incentive Plan.

   No further option grants will be made under the 1996 Stock Option Plan after this offering. The options outstanding after this offering under the 1996 Stock Option Plan will continue to be governed by their existing terms, unless the Board elects to extend one or more features of the 1999 Stock Incentive Plan to those options or to other outstanding shares. The Board has elected to extend the change in control acceleration feature of the 1999 Stock Incentive Plan to all outstanding options and unvested shares. Previously, options granted under the 1996 Stock Option Plan provided that vesting of the shares would accelerate upon an acquisition only if not assumed by the acquiring entity.

   Administration. The compensation committee of our board of directors administers the 1999 Stock Incentive Plan. The committee has the complete discretion to make all decisions relating to the interpretation and operation of our 1999 Stock Incentive Plan. The committee has the discretion to determine who will receive an award, what type of award it will be, how many shares will be covered by the award, what the vesting requirements will be, if any, and what the other features and conditions of each award will be. The compensation committee may also reprice outstanding options and modify outstanding awards in other ways.

   Eligibility. The following groups of individuals are eligible to participate in the 1999 Stock Incentive Plan:

  .  employees;

  .  members of our board of directors who are not employees; and

  .  consultants.

   Types of Award. The 1999 Stock Incentive Plan provides for the following types of award:

  .  incentive stock options to purchase shares of our common stock;

  .  nonstatutory stock options to purchase shares of our common stock;

  .  restricted shares of our common stock;

  .  stock appreciation rights and stock units.

   Options and Stock Appreciation Rights. An optionee who exercises an incentive stock option may qualify for favorable tax treatment under Section 422 of the Internal Revenue Code of 1986. On the other hand, nonstatutory stock options do not qualify for this favorable tax treatment. The exercise price for incentive stock options granted under the 1999 Stock Incentive Plan may not be less than 100% of the fair market value of our common stock on the option grant date. In the case of nonstatutory stock options, the minimum exercise price is 85% of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using:

  .  cash;

  .  shares of common stock that the optionee already owns;

  . a full-recourse promissory note, except that the par value of newly issued shares must be paid in cash;

  . an immediate sale of the option shares through a broker designated by us; or

  .  a loan from a broker designated by us, secured by the option shares.

   A participant who exercises a stock appreciation right shall receive the increase in value of our common stock over the base price. The base price for stock appreciation rights granted under the 1999 Stock Incentive Plan shall be determined by the compensation committee. The settlement value of the stock appreciation right may be paid in cash or shares of common stock.

   Options and stock appreciation rights vest at the time or times determined by the compensation committee. In most cases, our options and stock appreciation rights will vest over a four-year period following the date of grant. Options and stock appreciation rights generally expire 10 years after they are granted. The Compensation Committee may provide for a longer term except that options and stock appreciation rights generally expire earlier if the participant's service terminates earlier. The 1999 Stock Incentive Plan provides that no participant may receive options or stock appreciation rights covering more than 1,500,000 shares in the same year, except that a newly hired employee may receive options or stock appreciation rights covering up to 2,000,000 shares in the first year of employment.

   Restricted Shares. Restricted shares may be awarded under the 1999 Stock Incentive Plan in return for:

  .  cash;

  . a full-recourse promissory note, except that the par value of newly issued shares must be paid in cash;

  .  services already provided to us; and

  . in the case of treasury shares only, services to be provided to us in the future.

   Restricted shares vest at the time or times determined by the compensation committee. Stock units may be awarded under the 1999 Stock Incentive Plan. No cash consideration shall be required of the award recipients. Stock units may be granted in consideration of a reduction in the recipient's other compensation or in consideration of services rendered. Each award of stock units may or may not be subject to vesting and vesting, if any, shall occur upon satisfaction of the conditions specified by the compensation committee. Settlement of vested stock units may be made in the form of cash, shares of common stock or a combination of both.

   Change in Control. If a change in control of CacheFlow occurs, an option or restricted stock award under the 1999 Stock Incentive Plan will generally become fully vested. However, if the surviving corporation assumes the option or award or replaces it with a comparable award, then vesting will not accelerate. An option or award will become fully exercisable and fully vested if the holder's employment or service is involuntarily terminated within 18 months following the change in control. A change in control includes:

  . a merger of CacheFlow after which our own stockholders own 50% or less of the surviving corporation or its parent company;

  .  a sale of all or substantially all of our assets;

  . a proxy contest that results in the replacement of more than one-half of our directors over a 24-month period; or

  . an acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to CacheFlow, such as a holding company owned by our stockholders.

   Amendments or Termination. Our board may amend or terminate the 1999 Stock Incentive Plan at any time. If our board amends the plan, it does not need to ask for stockholder approval of the amendment unless applicable law requires it. The 1999 Stock Incentive Plan will continue in effect indefinitely, unless the board decides to terminate the plan earlier.

Employee Stock Purchase Plan

   Share Reserve and Administration. Our board of directors adopted our Employee Stock Purchase Plan on September 24, 1999, to be effective on the effective date of this offering. Our Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. We have reserved 2,500,000 shares of our common stock for issuance under the plan. In addition, on January 31 of each year, starting with the year 2000, the number of shares in the reserve will automatically increase by 500,000 shares or a lesser number if determined by our board of directors. The plan will be administered by the compensation committee of our board of directors.

   Eligibility. All of our employees are eligible to participate if they are employed by us for more than 20 hours per week and for more than five months per year. Eligible employees may begin participating in the Employee Stock Purchase Plan at the start of any offering period. Each offering period lasts 24 months. Overlapping offering periods start on August 1 and February 1 of each year. However, the first offering period will start on the effective date of this offering and end on January 31, 2002.

   Amount of Contributions. Our Employee Stock Purchase Plan permits each eligible employee to purchase common stock through payroll deductions. Each employee's payroll deductions may not exceed 15% of the employee's cash compensation. Purchases of our common stock will occur on July 31 and January 31 of each year. Each participant may purchase up to 2,000 shares on any purchase date. But the value of the shares purchased in any calendar year, measured as of the beginning of the applicable offering period, may not exceed $25,000.

   Purchase Price. The price of each share of common stock purchased under our Employee Stock Purchase Plan will be 85% of the lower of:

  . the fair market value per share of common stock on the date immediately before the first day of the applicable offering period, or

  .  the fair market value per share of common stock on the purchase date.

   In the case of the first offering period, the price per share under the plan will be 85% of the lower of:

  .  the price per share to the public in this offering, or

  .  the fair market value per share of common stock on the purchase date.

   Other Provisions. Employees may end their participation in the Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with CacheFlow. If a change in control of CacheFlow occurs, our Employee Stock Purchase Plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees, unless the plan is assumed by the surviving corporation or its parent. Our board of directors may amend or terminate the Employee Stock Purchase Plan at any time. Our Chief Executive Officer may also amend some provisions of the plan. If our board increases the number of shares of common stock reserved for issuance under the plan, except for the automatic increases described above, it must seek the approval of our stockholders.

1999 Director Option Plan

   Share Reserve. Our board of directors adopted our 1999 Director Option Plan on September 24, 1999. The 1999 Director Option Plan became effective on the date of its adoption. We have reserved 500,000 shares of our common stock for issuance under the plan. In addition, on January 31 of each year, starting with the year 2000, the number of shares in the reserve will automatically increase by 100,000 shares or a lesser number if determined by our board of directors. In general, if options granted under the 1999 Director Option Plan are forfeited, then those options will again become available for grants under the plan. The Director Option Plan will be administered by the compensation committee of our board of directors, although all grants under the plan are automatic and non-discretionary.

   Initial Grants. Only the non-employee members of our board of directors will be eligible for option grants under the 1999 Director Option Plan. Each non-employee director who first joins our board after the effective date of the 1999 Director Option Plan will receive an initial option for 25,000 shares. For new directors, that grant will occur when the director takes office. The initial options vest in four equal annual installments over the four-year period following the date of grant.

   Annual Grants. At the time of each of our annual stockholders' meetings, beginning in 2000, each non-employee director who will continue to be a director after that meeting will automatically be granted an annual option for 5,000 shares of our common stock. However, a new non-employee director who is receiving the initial option will not receive the annual option in the same calendar year. The annual options are fully vested on the first anniversary of the date of grant.

   Other Option Terms. The exercise price of each non-employee director's option will be equal to the fair market value of our common stock on the option grant date. A director may pay the exercise price by using cash, shares of common stock that the director already owns, or an immediate sale of the option shares through a broker designated by us. The non-employee directors' options have a 10-year term, except that they expire one year after a director leaves the board, if earlier. If a change in control of CacheFlow occurs, a non-employee director's option granted under the 1999 Director Option Plan will become fully vested.

   Amendments or Termination. Our board may amend or terminate the 1999 Director Option Plan at any time. If our board amends the plan, it does not need to ask for stockholder approval of the amendment unless applicable law requires it. The 1999 Director Option Plan will continue in effect indefinitely, unless the board decides to terminate the plan.

                             CERTAIN TRANSACTIONS

   Since our inception on March 13, 1996, we have sold preferred stock to the following persons who are our principal stockholders, executive officers or directors.

                             Shares of       Shares of       Shares of       Shares of
                             Series A        Series B        Series C        Series D
Investor                  Preferred Stock Preferred Stock Preferred Stock Preferred Stock
--------                  --------------- --------------- --------------- ---------------
Entities affiliated with
 Benchmark Capital .....     3,222,858         796,462         738,068             --
Entities affiliated with
 U.S. Venture Partners..            --       2,654,868         455,622             --
Entities affiliated with
 Technology Crossover
 Ventures...............            --              --       1,890,816             --
Michael A. Malcolm......       777,144         221,240         801,116             --
Persons and entities
 affiliated with David
 W. Hanna...............       800,002         367,258         209,432             --
Ray G. Myers............        75,374              --          43,716             --
Joseph J. Pruskowski....        58,572              --              --             --
Entities affiliated with
 Marc Andreessen........            --              --              --        280,953

   Shares held by all affiliated persons and entities have been aggregated. Share numbers and purchase price information are reflected on an as if converted into shares of common stock basis. See "Principal Stockholders" for more detail on shares held by these purchasers.

   Andrew S. Rachleff, one of our directors, is an affiliate of each of the entities affiliated with Benchmark Capital, one of our principal stockholders. Stuart G. Phillips, one of our directors, is an affiliate of each of the entities affiliated with U.S. Venture Partners, one of our principal stockholders. Technology Crossover Ventures is one of our principal stockholders. Michael A. Malcolm is one of our directors, our chairman and one of our principal stockholders. David W. Hanna is one of our directors and, in the aggregate, he and the persons and entities affiliated with him are one of our principal stockholders. Mr. Myers is one of our officers. Mr. Pruskowski is one of our principal stockholders. Mr. Andreessen is one of our directors.

   The shares of our preferred stock were sold to raise capital to finance our operating activities. The shares of Series A Preferred Stock were issued and sold in a series of private transactions between October 29, 1996, and November 13, 1996, to a limited number of individuals and institutional investors at a per share purchase price of $.875, resulting in aggregate proceeds to us of $5.1 million. The shares of Series B Preferred Stock were issued and sold in a series of private transactions between December 24, 1997 and February 18, 1998, to a limited number of individuals and institutional investors at a per share purchase price of $2.26, resulting in aggregate proceeds to us of $9.4 million. The shares of Series C Preferred Stock were issued and sold in a private transaction on May 28, 1999, to a limited number of individuals and institutional investors at a per share purchase price of $4.575, resulting in aggregate proceeds to us of $20.0 million. The shares of Series D Preferred Stock were issued and sold in a private transaction to an entity affiliated with Marc Andreessen at a per share purchase price of $11.00, resulting in aggregate proceeds to us of $3.1 million.

   We loaned $999,900 to Brian M. NeSmith, our President and Chief Executive Officer, on April 13, 1999, pursuant to a full-recourse promissory note that is due April 12, 2004 and bears interest at the rate of 4.99% per annum. We also loaned $800,000 to Mr. NeSmith on August 31, 1999 to purchase a primary residence, pursuant to a non-recourse, interest free promissory note that is due August 30, 2004. The $800,000 note is secured by Mr. NeSmith's primary residence. The promissory notes are also secured by 2,000,000 shares of our common stock owned by Mr. NeSmith.

   In connection with loans extended to CacheFlow from April 1996 through June 1996 by various persons and entities including Messrs. Malcolm, Myers and Pruskowski, CacheFlow issued a warrant to purchase 114,285 shares of Series A Preferred Stock to Mr. Malcolm, a warrant to purchase 28,571 shares of Series A Preferred Stock to Mr. Myers and a warrant to purchase 28,571 shares of Series A Preferred Stock to Mr. Pruskowski. Each of these warrants has an exercise price of $.875 per share.

   On October 13, 1999, CacheFlow entered into a consulting agreement with Mr. Andreessen. Mr. Andreessen will serve as an independent contractor to the Company and will consult with the Company in areas to be agreed upon by Mr. Andreessen and Mr. NeSmith. All of the intellectual property developed by Mr. Andreessen during his consultancy will belong to CacheFlow. In connection with entering into the consulting agreement, Mr. Andreessen was granted an option to purchase 677,380 shares of common stock. The option has an exercise price of $4.00 per share. In addition, we have granted options to some of our directors and executive officers. See "Management--Option Grants in the Last Fiscal Year," "Principal Stockholders" and "Director Compensation."

   We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions, including loans, between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, including a majority of the independent and disinterested outside directors on the board of directors, and will continue to be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                            PRINCIPAL STOCKHOLDERS

   The following table sets forth information regarding beneficial ownership of our common stock as of July 31, 1999, and as adjusted to reflect the sale of shares offered hereby held by:

  . each person who we know to own beneficially more than five percent of our common stock;

  .  each of the individuals named in the Summary Compensation Table;

  .  each of our directors; and

  .  all directors and executive officers as a group.

   The number of shares of common stock outstanding after this offering includes 5,000,000 shares of common stock being offered for sale in this offering. The percentage of beneficial ownership for the following table is based on 28,654,364 shares of common stock outstanding as of July 31, 1999, after giving effect to the issuance of 280,953 shares of Series D Preferred Stock on November 1, 1999, the conversion of all outstanding shares of preferred stock into common stock upon the completion of this offering, the issuance and subsequent exercise of options to purchase 702,380 shares of common stock subsequent to July 31, 1999, and the cash exercise of warrants to purchase 672,850 shares of preferred stock prior to completion of the offering and the conversion of these shares of preferred stock into common stock, and assuming no other exercises of stock options or warrants after July 31, 1999 and no exercise of the underwriters' over-allotment option. The number of shares beneficially owned and the percent beneficially owned set forth in the table below assumes that existing stockholders, officers and directors do not purchase any shares in the offering. See "Underwriters."

   Nai-Ting Hsu joined us as our Senior Vice President of Research and Development on October 12, 1999 and received options to purchase 420,000 shares of common stock. The principal stockholders table does not reflect Dr. Hsu's options.

   In accordance with the rules of the Securities and Exchange Commission, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options and warrants that are exercisable within 60 days of July 31, 1999. Shares issuable pursuant to stock options and warrants are deemed outstanding for computing the percentage of the person holding the options and warrants but are not outstanding for computing the percentage of any other person.

   To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

                                            Shares
                                         Beneficially       Percent
                                            Owned     Beneficially Owned
                                         ------------ ----------------------
                                                       Before        After
Name and Address of Beneficial Owner        Number    Offering     Offering
------------------------------------     ------------ ---------    ---------
Michael A. Malcolm(1)..................    5,163,785         18.0%        15.3%
 650 Almanor Avenue
 Sunnyvale, California 94086
Entities affiliated with Benchmark
 Capital(2)............................    4,757,388         16.6         14.1
 2480 Sand Hill Road, Suite 200
 Menlo Park, California 94025
Entities affiliated with U.S. Venture
 Partners(3)...........................    3,110,490         10.9          9.2
 2180 Sand Hill Road, Suite 300
 Menlo Park, California 94025
Joseph J. Pruskowski(4)................    2,520,243          8.8          7.5
18109 236th Avenue NE
Woodinville, Washington 98072
Brian M. NeSmith(5)....................    2,000,000          7.0          5.9
 650 Almanor Avenue
 Sunnyvale, California 94086
Entities affiliated with Technology
 Crossover Ventures(6).................    1,890,816          6.6          5.6
 575 High Street, Suite 400
 Palo Alto, California 94301
Douglas A. Crow(7).....................      620,000          2.2          1.8
William S. Warner......................      490,000          1.7          1.5
Rangaswamy Vasudevan...................      470,000          1.6          1.4
Andrew S. Rachleff(2)..................    4,757,388         16.6         14.1
Stuart G. Phillips(8)..................    3,280,490         11.4          9.7
David W. Hanna(9)......................    1,626,692          5.7          4.8
Marc Andreessen(10)....................      983,333          3.4          2.9
All directors and executive officers as
 a group (15 persons)(11)..............   20,539,398         70.1         59.9

--------
 (1) Excludes options immediately exercisable for 100,000 shares granted after July 31, 1999.
 (2) Consists of 4,176,178 shares held by Benchmark Capital Partners, L.P. and 581,210 shares held by Benchmark Founders' Fund, L.P. Mr. Rachleff, one of our directors, is a managing member of Benchmark Capital Management Co., L.L.C., which is the general partner of each of Benchmark Capital Partners, L.P. and Benchmark Founders' Fund, L.P. Mr. Rachleff disclaims beneficial ownership of the shares held by Benchmark Capital Partners, L.P. and Benchmark Founders' Fund, L.P. except to the extent of his economic interest in the funds. The persons having voting or investment power with respect to the securities held by entities affiliated with Benchmark Capital include David M. Beirne, Bruce W. Dunlevie, Kevin R. Harvey, Robert C. Kagle, Andrew S. Rachleff and Steven M. Spurlock. Excludes options immediately exercisable for 25,000 shares granted to Mr. Rachleff after July 31, 1999.
 (3) Consists of 2,799,438 shares held by U.S. Venture Partners V, L.P., 155,526 shares held by USVP V International, L.P., 87,094 shares held by 2180 Associates Fund V, L.P. and 68,432 shares held by USVP V Entrepreneur Partners, L.P. Mr. Phillips, one of our directors, is a general partner of Presidio Management Group V, L.L.C., which is the general partner of each of U.S. Venture Partners V, L.P., USVP V International, L.P., 2180 Associates Fund V, L.P. and USVP V Entrepreneur Partners, L.P. Mr. Phillips disclaims beneficial ownership of the shares held by U.S. Venture Partners V, L.P., USVP V International, L.P., 2180 Associates Fund V, L.P. and USVP V Entrepreneur Partners, L.P., except to the extent of his economic interest in the funds. The persons having voting or investment power with respect to the securities held by entities affiliated with U.S. Venture Partners include Irwin Federman, Marc A. Friend, Jason E. Green, Steven M. Krausz, Lucio L. Lanza, Stuart
     R. Phillips, Jonathan D. Root and Philip M. Young. Excludes options immediately exercisable for 25,000 shares granted to Mr. Phillips after July 31, 1999.
 (4) Includes 33,100 shares held by Mr. Pruskowski's spouse and 80,000 shares gifted by Mr. Pruskowski to eleven individuals subsequent to July 31, 1999.
 (5) Excludes options immediately exercisable for 200,000 shares granted after July 31, 1999.
 (6) Consists of 13,730 shares held by TCV III (GP), 65,216 shares held by TCV III, L.P., 1,733,374 shares held by TCV III (Q), L.P. and 78,496 shares held by TCV III Strategic Partners, L.P. Jay C. Hoag and Richard H. Kimball are the managing members of Technology Crossover Management III, L.L.C., which is the general partner of each of TCV III (GP), TCV III, L.P., TCV III (Q), L.P. and TCV III Strategic Partners, L.P. Messrs. Hoag and Kimball each disclaim beneficial ownership of the shares held by TCV III (GP), TCV III, L.P., TCV III (Q), L.P. and TCV III Strategic Partners, L.P., except to the extent of their respective economic interest in the funds. The persons having voting or investment power with respect to the securities held by entities affiliated with Technology Crossover Ventures are Messrs. Hoag and Kimball.
 (7) Includes options immediately exercisable for 20,000 shares.
 (8) Includes 170,000 shares owned individually by Mr. Phillips, 2,799,438 shares held by U.S. Venture Partners V, L.P., 155,526 shares held by USVP V International, L.P., 87,094 shares held by 2180 Associates Fund V, L.P. and 68,432 shares held by USVP V Entrepreneur Partners, L.P. Mr. Phillips, one of our directors, is a general partner of Presidio Management Group V, L.L.C., which is the general partner of each of U.S. Venture Partners V, L.P., USVP V International, L.P., 2180 Associates Fund V, L.P. and USVP V Entrepreneur Partners, L.P. Mr. Phillips disclaims beneficial ownership of the shares held by U.S. Venture Partners V, L.P., USVP V International, L.P., 2180 Associates Fund V, L.P. and USVP V Entrepreneur Partners, L.P., except to the extent of his economic interest in the funds. Excludes options immediately exercisable for 25,000 shares granted to Mr. Phillips after July 31, 1999.
 (9) Consists of 928,384 shares owned individually by Mr. Hanna, 342,858 shares held by K-H Investors (1996-B), L.P., 101,770 shares held by K-H Investors (1998-A), L.P., 122,000 shares held by Hanna Ventures-CacheFlow III, L.P., 87,432 shares held by the David William Hanna Trust dated October 30, 1989, and 44,248 shares held by Mr. Hanna's spouse. Mr. Hanna, one of our directors, is an affiliate of K-H Investors (1996-B), L.P., K-H Investors (1998-A), L.P. and Hanna Ventures-CacheFlow III, L.P. Mr. Hanna disclaims beneficial ownership of the shares held by these entities, except to the extent of his economic interest in the funds. Excludes options immediately exercisable for 25,000 shares granted to Mr. Hanna after July 31, 1999. Subsequent to July 31, 1999, the David William Hanna Trust dated October 30, 1989 transferred 20,000 shares to the Hanna 1999 Annuity Trust dated November 15, 1999.
(10) Consists of 983,333 shares held by the Andreessen 1996 Living Trust.
(11) Includes options immediately exercisable for 630,800 shares. Excludes options immediately exercisable for 375,000 shares granted after July 31, 1999.

                         DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock will consist of 200,000,000 shares of common stock, par value $.0001 per share, and 10,000,000 shares of preferred stock, par value $.0001 per share, after giving effect to the amendment and restatement of our amended and restated certificate of incorporation to delete references to Series A, Series B, Series C and Series D Preferred Stock, which will occur immediately following the closing of this offering.

Common Stock

   As of July 31, 1999, there were 27,671,031 shares of common stock outstanding that were held of record by approximately 85 stockholders, after giving effect to the conversion of all then outstanding shares of preferred stock into 14,341,912 shares of common stock upon the completion of this offering and the cash exercise of warrants to purchase 672,850 shares of preferred stock prior to completion of the offering and the conversion of these shares of preferred stock into common stock. There will be 32,671,031 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and assuming no other exercise after July 31, 1999 of outstanding options or warrants, after giving effect to the sale of the shares of common stock in this offering. The number of shares of common stock outstanding as of July 31, 1999 excludes shares of Series D Preferred Stock issued on November 1, 1999 that will convert into 280,953 shares of common stock upon the completion of this offering. Upon the closing of this offering, our amended and restated certificate of incorporation will authorize 200,000,000 shares of common stock.

   The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of CacheFlow, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

Preferred Stock

   Upon the closing of this offering, our amended and restated certificate of incorporation will authorize 10,000,000 shares of preferred stock. The board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of any series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of CacheFlow without further action by the stockholders. For example, the board of directors could issue preferred stock that has the power to prevent a change of control transaction. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We currently have no plans to issue any of the preferred stock.

Warrants

   As of July 31, 1999, there were warrants outstanding to purchase 141,842 shares of common stock at an exercise price of $3.42 per share, assuming the conversion of all of our preferred stock into common stock.

   Warrants to purchase 562,850 shares of Series A Preferred Stock at an exercise price of $.875 expire upon the closing of this offering, and we anticipate that these warrants will be exercised prior to this offering and the underlying shares of preferred stock converted into common stock upon the closing of this offering. Warrants to purchase 110,000 shares of Series C Preferred Stock at an exercise price of $4.575 expire upon the closing of this offering, and we anticipate that these warrants will be exercised prior to this offering and the underlying shares of preferred stock converted into common stock upon the closing of this offering.

Antitakeover Effects of Provisions of the Certificate of Incorporation and Delaware Law

   Amended and Restated Certificate of Incorporation

   The amended and restated certificate of incorporation provides that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. This provision could discourage potential acquisition proposals and could delay or prevent a change of control of CacheFlow because a potential acquisition of CacheFlow could not be approved by the stockholders without a duly called meeting. See "Risk Factors--Effect of Certain Charter Provisions; Antitakeover Effects of Certificate of Incorporation and Delaware Law."

   Delaware Takeover Statute

   We are subject to Section 203 of the Delaware General Corporation Law, which, subject to various exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  . prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

   Section 203 defines business combination to include:

  . any merger or consolidation involving the corporation and the interested stockholder;

  . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  . subject to various exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  . any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by one of these entities or persons.

Registration Rights

   After this offering, the holders of approximately 23,284,762 shares of outstanding common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. The holders of registration rights are those investors that purchased shares of our Series A, Series B and Series C Preferred Stock, as well as some of our present and former officers. Under the terms of the agreements between us and the holders of these registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, the holders are entitled to notice of the registration and are entitled to include these shares in the registration. Some of the stockholders benefiting from these rights may also require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use our best efforts to effect a registration. Further, holders may require us to file additional registration statements on Form S-3. These rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in these registrations in some circumstances.

Transfer Agent and Registrar

   The Transfer Agent and Registrar for the common stock is BankBoston, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no market for our common stock. Therefore, future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of existing contractual and legal restrictions on resale, as described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

   Upon completion of this offering, we will have 32,671,031 shares of common stock outstanding, assuming no exercise of options and warrants outstanding after July 31, 1999 other than warrants to purchase 672,850 shares of preferred stock that we assume will be exercised prior to the closing of the offering and the conversion of all these shares of preferred stock into common stock. Of these shares, the 5,000,000 shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing "affiliates," as that term is defined by the Securities Act, which shares will be subject to the resale limitations of Rule 144 adopted under the Securities Act. The remaining 27,671,031 shares of common stock existing are "restricted securities" as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual restrictions described below and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market as follows: (A) no restricted securities will be eligible for immediate sale on the date of this prospectus, (B) 22,626,595 restricted securities will be eligible for sale upon expiration of lock-up agreements 180 days after the date of this prospectus subject to Rule 144 or Rule 701, (C) 4,371,586 restricted securities will be eligible for sale as of May 28, 2000, and (D) 672,850 restricted securities will be eligible for sale between August 24, 2000 and the date that is one year after the effective date of the offering. The number of shares of common stock outstanding after the offering excludes shares of Series D Preferred Stock issued on November 1, 1999, which will convert into 280,953 shares of common stock upon the completion of this offering. These shares will be available for sale on November 1, 2000.

   Lock-Up Agreements

   We, our executive officers, directors and our stockholders have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the common stock, for a period of 180 days after the date of this prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated, subject to limited exceptions that are described in detail in the "Underwriters" section. However, these contractual restrictions may be released prior to expiration of the lock-up period. In addition, existing stockholders have agreed not to exercise any registration rights they may have for a similar period of 180 days.

   Rule 144

   In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after this offering, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate at least one year previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then outstanding shares of common stock, 326,710 shares immediately after this offering, or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Any person, or persons whose shares are aggregated, who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of "restricted securities" under Rule 144 that were purchased from us, or any affiliate, at least two years previously, would be entitled to sell these shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

   Rule 701

   Subject to limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the date we become subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, pursuant to written compensatory benefit plans or written contracts relating to the compensation of these persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of these options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its minimum holding period requirements.

   Registration Rights

   After this offering pursuant to this prospectus, the holders of approximately 23,284,762 shares of common stock, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration. See "Description of Capital Stock--Registration Rights."

   Stock Options and Warrants

   As of July 31, 1999, options to purchase a total of 3,401,251 shares of common stock pursuant to our 1996 Stock Option Plan were outstanding and exercisable. All of the shares subject to options are subject to lock-up agreements. As of July 31, 1999, warrants to purchase up to 141,842 shares of common stock, assuming the conversion of all of our preferred stock into common stock, were outstanding and exercisable. An additional 33,217 shares of common stock were available for future option grants under our 1996 Stock Option Plan. On August 27, 1999, we amended our 1996 Stock Option Plan to increase the number of shares authorized for issuance thereunder by 3,000,000 shares. On October 13, 1999, we amended our 1996 Stock Option Plan to increase the number of shares authorized for issuance thereunder by 1,500,000 shares. On November 12, 1999, we amended our 1996 Stock Option Plan to increase the number of shares authorized for issuance thereunder by 1,500,000 shares. Between August 1, 1999 and November 16, 1999, we granted options to purchase 5,318,230 shares of common stock. On September 24, 1999, we adopted our 1999 Stock Incentive Plan to replace the 1996 Stock Option Plan, and reserved 5,000,000 shares for issuance thereunder, plus an additional number of shares equal to 5% of the shares outstanding on the first day of January 2000 and each year thereafter. We will not grant any options under our 1996 Stock Option Plan after the completion of this offering. In addition, on September 24, 1999, we adopted our Employee Stock Purchase Plan, and reserved
2,500,000 shares of common stock for issuance thereunder, plus an additional 500,000 shares on January 31 of 2000 and each year after 2000 and our 1999 Director Option Plan, and reserved 500,000 shares of common stock for issuance thereunder, plus an additional 100,000 shares on January 1 of 2000 and each year thereafter. See "Management--1999 Stock Incentive Plan," "--Employee Stock Purchase Plan," "--1999 Director Option Plan," "Description of Capital Stock--Warrants" and Notes 3, 4 and 9 of Notes to Financial Statements.

   We intend to file registration statements under the Securities Act covering approximately 5,000,000 shares of common stock subject to outstanding options or issuable pursuant to our 1999 Stock Incentive Plan and 500,000 shares of common stock issuable pursuant to our 1999 Director Option Plan, and 2,500,000 shares of common stock issuable pursuant to our Employee Stock Purchase Plan. We expect to file the registration statement covering shares issuable pursuant to the Employee Stock Purchase Plan within 5 days of the effective date of this offering and to file the registration statement covering shares offered pursuant to the 1999 Stock Incentive Plan and 1999 Director Option Plan within approximately 30 days after the closing of this offering. Shares registered under these registration statements will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, except to the extent that these shares are subject to vesting restrictions with us or the contractual restrictions described above. See "Management--1999 Stock Incentive Plan," "--Employee Stock Purchase Plan" and "--1999 Director Option Plan."

                                 UNDERWRITERS

   Under the terms and subject to conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation and Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, are acting as representatives, have severally agreed to purchase, and CacheFlow has agreed to sell to the underwriters, the respective number of shares of common stock set forth opposite the names of the underwriters below:

                                                                        Number
   Name                                                                of Shares
   ----                                                                ---------
   Morgan Stanley & Co. Incorporated..................................
   Credit Suisse First Boston Corporation.............................
   Dain Rauscher Wessels..............................................
                                                                       ---------
   Total.............................................................. 5,000,000
                                                                       =========

   The underwriters and the representatives are collectively referred to as the underwriters and the representatives. The underwriters are offering the shares of common stock subject to their acceptance of the shares from CacheFlow. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by us in this offering are subject to the approval of legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by us in this offering, other than those covered by the over allotment option described below, if any of these shares are taken.

   The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to various dealers at a price that
represents a concession not in excess of $   per share under the public
offering price. Any underwriter may allow, and these dealers may reallow, a
concession not in excess of $   per share to other underwriters or to various
dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

   CacheFlow has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 750,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent this option is exercised, each underwriter will become obligated, subject to limited conditions to purchase approximately the same percentage of these additional shares of common stock as the number set forth next to each underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of the underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $109.3 million, the total underwriters' discounts and commissions would be $7.6 million and total proceeds to CacheFlow would be $101.6 million.

   The underwriters have informed CacheFlow that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

   Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "CFLO."

   At the request of CacheFlow, the underwriters will reserve up to 100,000 shares of common stock to be offered hereby for sale, at the initial public offering price, to customers, distributors, suppliers and other persons. In addition, the underwriters have agreed to reserve additional 250,000 shares of common stock pursuant to an agreement we have with the holders of our Series C Preferred Stock. The number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

   In connection with our Series C Preferred Stock financing, we agreed to use our best efforts to cause the managing underwriters of our initial public offering to establish a directed share program whereby the managing underwriters would offer the Series C Preferred Stock investors the opportunity to purchase shares of our common stock in our initial public offering. The number of shares to be offered to the Series C Preferred Stock investors pursuant to the directed share program is 250,000, and is subject to reduction under some circumstances. The Series C Preferred Stock investors have no obligation to purchase any of the shares offered to them. We intend that all offers to purchase shares pursuant to the directed share program will be made in compliance with all federal and state securities laws, including Rule 134 of the Securities Act of 1933, as amended, and all applicable rules and regulations promulgated by the National Association of Securities Dealers, Inc.

   CacheFlow, our directors and executive officers and our stockholders and option holders have each agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the underwriters, he, she or it will not, for the period ending 180 days after the date of this prospectus:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or

  . enter into any swap or similar agreement that transfers, in whole or in part, any of the consequences of ownership of the common stock.

   The restrictions described in the previous paragraph do not apply to:

  . the issuance by CacheFlow of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

  . transactions by any person other than CacheFlow relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

  . the granting of stock options pursuant to existing CacheFlow employee benefit plans, provided that the options do not become exercisable and the options do not vest during the such 180-day period; or

  . gifts, distributions or transfers to trusts, in some circumstances provided that transferees in transactions described in this clause enter into lock-up agreements similar to those described in the previous paragraph.

   In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may agree to sell or allot more shares than the 5,000,000 shares of common stock CacheFlow has agreed to sell them. This over-allotment would create a short position in the common stock for the underwriters' account. To cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

   CacheFlow and the underwriters have agreed to indemnify each other against some liabilities, including liabilities under the Securities Act.

Pricing of the Offering

   Prior to this offering, there has been no public market for the shares of common stock. Consequently, the initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the public offering price will be:

  .  the future prospects of CacheFlow and its industry in general;

  . sales, earnings and other financial operating information of CacheFlow in recent periods; and

  . the price earnings ratios, price sales ratios, market prices of securities and other financial and operating information of companies engaged in activities similar to those of CacheFlow.

   The estimated public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

   The validity of the issuance of the common stock offered will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California. Members of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP participating in the consideration of legal matters relating to this offering beneficially own 91,452 shares of our common stock, assuming the conversion of all of our preferred stock into common stock. Legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling, Menlo Park, California.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements as of April 30, 1998 and 1999, and for each of the three years in the period ended April 30, 1999 as set forth in their report dated September 24, 1999. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report given on their authority as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

   We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by reference to that exhibit. The registration statement, including exhibits and schedules, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Commission's principal office after payment of fees prescribed by the Commission. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                       CHANGE IN INDEPENDENT ACCOUNTANTS

   Effective August 27, 1999, Ernst & Young LLP was engaged as our independent auditors and replaced other auditors who were dismissed as our independent accountants on the same date. The decision to change auditors was approved by our board of directors on August 27, 1999. Prior to August 27, 1999, our former auditors, which included two separate audit firms, issued reports on the year ended April 30, 1998 and the period from inception, March 13, 1996, to April 30, 1997. The reports of our former auditors did not contain an adverse opinion or disclaimer of opinion qualified or modified as to audit scope or accounting principle. The auditor's opinion for the year ended April 30, 1998 did contain an uncertainty as to substantial doubt regarding our ability to continue as a going concern. In connection with the audits for the period from inception, March 13, 1996, through April 30, 1997 and the year ended April 30, 1998 and the period through August 27, 1999, there were no disagreements with our former auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of our former auditors, would have caused them to make reference thereto in their report. Our former auditors have not audited or reported on any of the financial statements or information included in this prospectus. Prior to August 27, 1999, we have not consulted with Ernst & Young LLP on items that involved our accounting principles or the form of audit opinion to be issued on our financial statements. We have requested that our former auditors furnish us with letters addressed to the Securities and Exchange Commission stating whether or not they agree with the above statements. Copies of these letters are filed as an exhibit to the registration statement of which this prospectus forms a part.

                                 CACHEFLOW INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors............................................  F-2
Consolidated Balance Sheets...............................................  F-3
Consolidated Statements of Operations.....................................  F-4
Consolidated Statements of Stockholders' Equity (Deficit).................  F-5
Consolidated Statements of Cash Flows.....................................  F-6
Notes to Consolidated Financial Statements................................  F-7

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
CacheFlow Inc.

   We have audited the accompanying consolidated balance sheets of CacheFlow Inc. as of April 30, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended April 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CacheFlow Inc. at April 30, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 1999, in conformity with generally accepted accounting principles.

                                                          /s/ Ernst & Young LLP
Walnut Creek, California
September 24, 1999

                                 CACHEFLOW INC.

                          CONSOLIDATED BALANCE SHEETS
                    (in thousands, except per share amounts)

                                                                     Pro Forma
                                                                   Stockholders'
                                       April 30,                     Equity at
                                    -----------------   July 31,     July 31,
                                     1998      1999       1999         1999
                                    -------  --------  ----------- -------------
                                                       (unaudited)  (unaudited)
              ASSETS

Current assets:
  Cash and cash equivalents.......  $ 7,349  $  2,291   $ 17,825
  Accounts receivable, net of
   allowance for doubtful accounts
   and sales returns of $121 and
   $300 at April 30, and July 31,
   1999, respectively.............      --      1,353      1,957
  Inventories.....................      407       932      1,721
  Prepaid expenses and other
   current assets.................       53        60        152
                                    -------  --------   --------
Total current assets..............    7,809     4,636     21,655
Property and equipment, net.......      642     1,351      1,706
Other assets......................       10       729        658
                                    -------  --------   --------
   Total assets...................  $ 8,461  $  6,716   $ 24,019
                                    =======  ========   ========

   LIABILITIES AND STOCKHOLDERS'
         EQUITY (DEFICIT)

Current liabilities:
  Accounts payable................  $   429  $  1,464   $  1,910
  Borrowings under line of
   credit.........................      --        643        639
  Accrued payroll and related
   benefits.......................      145       420        558
  Deferred revenue................      --        367        559
  Other accrued liabilities.......      214       166        320
  Current portion of long-term
   obligations....................       66       789      1,194
                                    -------  --------   --------
Total current liabilities.........      854     3,849      5,180
Long-term obligations, less
 current portion..................        7     3,211      2,806
                                    -------  --------   --------
Total liabilities.................      861     7,060      7,986

Commitments

Stockholders' equity (deficit):
  Preferred stock, $0.0001 par
   value, issuable in series:
   30,000 shares authorized at
   April 30, 1998 and 1999 and
   July 31, 1999 (10,000 shares
   pro forma), respectively;
   9,970, 9,970, and 14,342 shares
   issued and outstanding at April
   30 and July 31, 1998 and 1999
   and July 31, 1999 (none pro
   forma), respectively; aggregate
   liquidation preference of
   $14,457 and $34,457 at April 30
   and July 31, 1999 (none
   pro forma), respectively.......        1         1          1      $   --
  Common stock, $0.0001 par value,
   60,000 shares authorized at
   April 30, 1998 and 1999 and
   July 31, 1999 (200,000 shares
   pro forma), respectively;
   6,017, 12,894 and 12,656 shares
   issued and outstanding at April
   30, 1998 and 1999 and July 31,
   1999 (26,998 shares pro forma),
   respectively...................        1         1          1            2
  Additional paid-in capital......   14,646    30,877     65,071       65,071
  Note receivable from
   stockholder....................      --     (1,004)    (1,017)      (1,017)
  Deferred stock compensation.....      (98)  (10,067)   (21,314)     (21,314)
  Accumulated deficit.............   (6,950)  (20,152)   (26,709)     (26,709)
                                    -------  --------   --------      -------
   Total stockholders' equity
    (deficit).....................    7,600      (344)    16,033       16,033
                                    -------  --------   --------      -------
   Total liabilities and
    stockholders' equity
    (deficit).....................  $ 8,461  $  6,716   $ 24,019      $24,019
                                    =======  ========   ========      =======

          See Accompanying Notes to Consolidated Financial Statements

                                 CACHEFLOW INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                                                Three Months
                                     Year Ended April 30,      Ended July 31,
                                   --------------------------  ----------------
                                    1997     1998      1999     1998     1999
                                   -------  -------  --------  -------  -------
                                                                 (unaudited)
Net sales........................  $   --   $   --   $  7,036  $   809  $ 3,612
Cost of goods sold...............      --       --      3,297      598    1,380
                                   -------  -------  --------  -------  -------
Gross profit.....................      --       --      3,739      211    2,232
Operating expenses:
  Research and development.......    1,055    2,396     4,034      755    1,613
  Sales and marketing............      130    1,655     6,865    1,335    3,481
  General and administrative.....      310    1,630     2,069      275      667
  Stock compensation.............        4       59     3,776      219    2,992
                                   -------  -------  --------  -------  -------
Total operating expenses.........    1,499    5,740    16,744    2,584    8,753
                                   -------  -------  --------  -------  -------
Operating loss...................   (1,499)  (5,740)  (13,005)  (2,373)  (6,521)
Interest income..................       82      258       160       73      131
Interest expense.................      (26)     (25)     (357)      (2)    (167)
                                   -------  -------  --------  -------  -------
Net loss.........................  $(1,443) $(5,507) $(13,202) $(2,302) $(6,557)
                                   =======  =======  ========  =======  =======
Basic and diluted net loss per
 common share....................  $ (0.73) $ (1.43) $  (2.17) $ (0.47) $ (0.80)
                                   =======  =======  ========  =======  =======
Shares used in computing basic
 and diluted net loss per common
 share...........................    1,965    3,842     6,093    4,938    8,236
                                   =======  =======  ========  =======  =======
Pro forma basic and diluted net
 loss per common share
 (unaudited).....................  $   --   $   --   $  (0.79) $   --   $ (0.30)
                                   =======  =======  ========  =======  =======
Shares used in computing pro
 forma basic and diluted net loss
 per common share (unaudited)....      --       --     16,626      --    21,967
                                   =======  =======  ========  =======  =======


          See Accompanying Notes to Consolidated Financial Statements

                                CACHEFLOW INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                (in thousands)

                           Preferred                                Note                                  Total
                             Stock     Common Stock   Additional Receivable    Deferred               Stockholders'
                         ------------- --------------  Paid-In      From        Stock     Accumulated     Equity
                         Shares Amount Shares  Amount  Capital   Stockholder Compensation   Deficit     (Deficit)
                         ------ ------ ------  ------ ---------- ----------- ------------ ----------- -------------
 Issuance of common
 stock to founders......    --   $ --   6,600   $ 1    $    32     $   --      $    --     $    --      $     33
 Issuance of Series A
 preferred stock, net of
 issuance costs.........  5,831     1     --     --      5,101         --           --          --         5,102
 Issuance of common
 stock to third parties
 for services...........    --     --      84    --          4         --           --          --             4
 Exercise of stock
 options by employees...    --     --     500    --          6         --           --          --             6
 Net and comprehensive
 loss...................    --     --     --     --        --          --           --       (1,443)      (1,443)
                         ------  ----  ------   ---    -------     -------     --------    --------     --------
Balances at April 30,
1997....................  5,831     1   7,184     1      5,143         --           --       (1,443)       3,702
 Issuance of Series B
 preferred stock, net of
 issuance costs.........  4,139    --     --     --      9,329         --           --          --         9,329
 Exercise of stock
 options by employees...    --     --     340    --         25         --           --          --            25
 Issuance of common
 stock to third parties
 for services...........    --     --      93    --          7         --           --          --             7
 Repurchase of common
 stock..................    --     --  (1,600)   --         (8)        --           --          --            (8)
 Deferred stock
 compensation...........    --     --     --     --        150         --          (150)        --           --
 Amortization of
 deferred stock
 compensation...........    --     --     --     --        --          --            52         --            52
 Net and comprehensive
 loss...................    --     --     --     --        --          --           --       (5,507)      (5,507)
                         ------  ----  ------   ---    -------     -------     --------    --------     --------
Balances at April 30,
1998....................  9,970     1   6,017     1     14,646         --           (98)     (6,950)       7,600
 Exercise of stock
 options by employees...    --     --   6,843    --      2,049         --           --          --         2,049
 Issuance of common
 stock to third parties
 for services...........    --     --      34    --         20         --           --          --            20
 Stock compensation.....    --     --     --     --        156         --           --          --           156
 Issuance of warrants in
 connection with debt
 issuance...............    --     --     --     --        437         --           --          --           437
 Note receivable from
 stockholder for the
 exercise of stock
 options................    --     --     --     --        --         (999)         --          --          (999)
 Interest on note
 receivable from
 stockholder for the
 exercise of stock
 options................    --     --     --     --        --           (5)         --          --            (5)
 Deferred stock
 compensation...........    --     --     --     --     13,569         --       (13,569)        --           --
 Amortization of
 deferred stock
 compensation...........    --     --     --     --        --          --         3,600         --         3,600
 Net and comprehensive
 loss...................    --     --     --     --        --          --           --      (13,202)     (13,202)
                         ------  ----  ------   ---    -------     -------     --------    --------     --------
Balances at April 30,
1999....................  9,970     1  12,894     1     30,877      (1,004)     (10,067)    (20,152)        (344)
 Issuance of Series C
 preferred stock, net of
 issuance costs
 (unaudited)............  4,372    --     --     --     19,976         --           --          --        19,976
 Exercise of stock
 options by employees
 (unaudited)............    --     --      25    --          7         --           --          --             7
 Issuance of common
 stock to third parties
 for services
 (unaudited)............    --     --       8    --         16         --           --          --            16
 Repurchase of common
 stock from employees
 (unaudited)............                 (271)             (28)                                              (28)
 Interest on note
 receivable from
 stockholder for the
 exercise of stock
 options (unaudited)....    --     --     --     --        --          (13)         --          --           (13)
 Deferred stock
 compensation
 (unaudited)............    --     --     --     --     14,223                  (14,223)        --           --
 Amortization of
 deferred stock
 compensation
 (unaudited)............    --     --     --     --        --          --         2,976         --         2,976
 Net and comprehensive
 loss (unaudited).......    --     --     --     --        --          --           --       (6,557)      (6,557)
                         ------  ----  ------   ---    -------     -------     --------    --------     --------
Balances at July 31,
1999 (unaudited)........ 14,342  $  1  12,656   $ 1    $65,071     $(1,017)    $(21,314)   $(26,709)    $ 16,033
                         ======  ====  ======   ===    =======     =======     ========    ========     ========

          See Accompanying Notes to Consolidated Financial Statements

                                 CACHEFLOW INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                               Three Months
                                    Year Ended April 30,      Ended July 31,
                                  --------------------------  ----------------
                                   1997     1998      1999     1998     1999
                                  -------  -------  --------  -------  -------
                                                                (unaudited)
Operating activities
Net loss........................  $(1,443) $(5,507) $(13,202) $(2,302) $(6,557)
Adjustments to reconcile net
loss to net cash used in
operating activities:
 Depreciation and amortization..       13       91       261       45      117
 Stock compensation.............        4       59     3,776      219    2,992
 Interest on notes converted to
  preferred stock...............       22      --        --       --       --
 Interest on note receivable
  from stockholder..............      --       --         (5)     --       (13)
 Debt issuance costs............      --       --        437      --       --
 Changes in operating assets and
  liabilities:
  Accounts receivable...........      --       --     (1,353)    (741)    (604)
  Inventories...................      (38)    (369)     (525)     (51)    (789)
  Prepaid expenses and other
   current assets...............      (13)     (40)       (7)     (35)     (92)
  Other assets..................       (3)      (7)     (719)    (179)      71
  Accounts payable..............       67      362     1,035     (187)     446
  Accrued liabilities...........      --       359       594      278      484
                                  -------  -------  --------  -------  -------
Net cash used in operating
 activities.....................   (1,391)  (5,052)   (9,708)  (2,953)  (3,945)

Investing activities
Purchases of property and
 equipment......................     (123)    (623)     (971)    (151)    (472)
Purchases of short-term
 investments....................   (3,410)     --        --       --       --
Proceeds from sale of short-term
 investments....................      --     3,410       --       --       --
                                  -------  -------  --------  -------  -------
Net cash provided by (used in)
 investing activities...........   (3,533)   2,787      (971)    (151)    (472)
Financing activities
Proceeds from issuance of
 preferred stock................    4,095    9,329       --       --    19,976
Proceeds from issuance of common
 stock..........................       39       25     1,051      300        7
Repurchase of employee stock....      --        (8)      --       --       (28)
Borrowings from line of credit..      --       --        643      --       --
Proceeds from issuance of debt
 obligations....................      985      128     4,000      --       --
Payments on debt obligations....      --       (55)      (73)     (21)      (4)
                                  -------  -------  --------  -------  -------
Net cash provided by financing
 activities.....................    5,119    9,419     5,621      279   19,951
                                  -------  -------  --------  -------  -------
Net increase (decrease) in cash
 and cash equivalents...........      195    7,154    (5,058)  (2,825)  15,534
Cash and cash equivalents at
 beginning of period............      --       195     7,349    7,349    2,291
                                  -------  -------  --------  -------  -------
Cash and cash equivalents at end
 of period......................  $   195  $ 7,349  $  2,291  $ 4,524  $17,825
                                  =======  =======  ========  =======  =======

Supplemental disclosures of cash
 flow information
Cash paid for interest..........  $     4  $    10  $    375  $     2  $   167
                                  =======  =======  ========  =======  =======
Noncash financing activities
Warrants issued in connection
 with long-term debt agreements
 and strategic customer
 arrangements...................  $   --   $   --   $    437  $   --   $   --
                                  =======  =======  ========  =======  =======
Conversion of debt to preferred
 stock..........................  $   985  $   --   $    --   $   --   $   --
                                  =======  =======  ========  =======  =======
Issuance of note receivable to
 stockholder for the exercise of
 stock options and related
 interest.......................  $   --   $   --   $ (1,004) $   --   $   (13)
                                  =======  =======  ========  =======  =======



          See Accompanying Notes to Consolidated Financial Statements

                                CACHEFLOW INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Information as of and for the three months
                       ended July 31, 1999 is unaudited)

1. Organization and Summary of Significant Accounting Policies

 Organization

   CacheFlow Inc. (the "Company") was organized and incorporated in the state of Delaware on March 16, 1996. The Company operates in one segment to design, develop, market and support high-performance Internet caching appliances.

 Unaudited Interim Financial Information

   The accompanying consolidated financial statements and related notes as of July 31, 1999 and for the quarters ended July 31, 1998 and 1999 are unaudited, but include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of its consolidated financial position, operating results, and cash flows for the interim date and periods presented. Results for the quarter ended July 31, 1999 are not necessarily indicative of results for the entire fiscal year or future periods.

 Basis of Presentation

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated. From inception in March 1996 through April 30, 1998, the Company was considered to be in the development stage. The Company's sales activities were initiated in the first quarter of fiscal 1999. The accompanying statements of operations, stockholders' equity (deficit), and cash flows for the year ended April 30, 1997 include $33,000 received upon issuance of the initial capital stock of the Company and $7,000 expended during the period from March 13, 1996 (inception) to April 30, 1996 for general and administrative expenses. Due to the insignificance of the balances as of April 30, 1996 and activity for the period from March 13, 1996 (inception) to April 30, 1996, financial statements have not been presented.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Cash and Cash Equivalents

   The Company considers all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents. Cash equivalents consisted of money market investments at April 30, 1998 and 1999.

 Concentrations of Credit Risk

   Financial instruments which potentially subject the Company to credit risk consist of demand deposit accounts, money market accounts, and trade receivables. The Company maintains its demand deposit accounts and its money market accounts primarily with one financial institution. The Company has partially financed its operations through long-term debt with a lending institution. Management believes the financial risks associated with these financial instruments are minimal. The Company generally does not require collateral for sales to customers. For the year ended April 30, 1999, three customers individually accounted for over 10% of our net sales, for an aggregate of approximately 33% of our net sales. For the three months ended July 31, 1999, two customers individually accounted for over 10% of our net sales, for an aggregate of approximately 22% of our net sales.

                                CACHEFLOW INC.

 Concentrations of Supply

   The Company currently purchases several key parts and components used in the manufacture of its Internet caching appliance products from limited sources of supply.

 Concentrations of Sales

   The Company's Internet caching appliance product family and related services have accounted for all of the Company's net sales for the year ended April 30, 1999 and three month period ended July 31, 1999.

 Inventories

   Inventories consist of raw materials, work-in-process and finished goods. Inventories are recorded at the lower of cost or market using the first-in, first-out method.

 Property and Equipment

   Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the lesser of the estimated useful life, generally three to five years, or the lease term of the respective assets.

 Revenue Recognition

   The Company generally recognizes product revenue at the time of shipment, net of allowances for estimated sales returns and uncollectible customer accounts. Maintenance contract revenue is deferred and recorded evenly over the term of the contract. Maintenance contract revenue for the year ended April 30, 1999 and the three months ended July 31, 1999 was $25,000 and $54,000, respectively.

 Warranty Reserves

   The Company's products generally carry a one-year warranty that includes factory repair services. Estimated expenses for warranty obligations, including the cost of replacement parts, are generally accrued at the same time as related product revenue is recognized.

 Income Taxes

   The Company uses the liability method to account for income taxes as required by the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

 Research and Development

   Costs to develop the Company's products are expensed as incurred in accordance with the FASB's Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs," which establishes accounting and reporting standards for research and development.

 Comprehensive Income (Loss)

   The Company reports comprehensive income (loss) in accordance with the FASB's Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." The comprehensive net loss for the years ended April 30, 1997, 1998 and 1999 does not differ from the reported net loss.

                                CACHEFLOW INC.

 Stock-Based Compensation

   The Company accounts for its stock options and equity awards in accordance with the provisions of the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and has elected to follow the "disclosure only" alternative prescribed by the FASB's Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS
123).

 Fair Value of Financial Instruments

   The fair value of long-term debt obligations are estimated based on current interest rates available to the Company for debt instruments with similar terms, degrees of risk, and remaining maturities. The carrying values of these obligations approximate their fair values.

 Net Loss Per Share

   Basic net loss per common share and diluted net loss per common share are presented in conformity with the FASB's Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS 128), for all periods presented. Pursuant to the Securities and Exchange Commission's Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net loss per common share as if they had been outstanding for all periods presented. To date, the Company has not had any issuances or grants for nominal consideration.

   In accordance with FAS 128, basic and diluted net loss per common share has been computed using the weighted-average number of shares of common stock outstanding during the period, less the weighted average number of shares of common stock issued to founders, investors and employees that are subject to repurchase. Pro forma basic and diluted net loss per common share, as presented in the consolidated statements of operations, have been computed as described above and also give effect, under Securities and Exchange Commission guidance, to the conversion of the convertible preferred stock (using the if-converted method) from the original date of issuance. The shares used in calculating the pro forma basic and diluted net loss per common share amounts also include warrants to purchase series A and C preferred stock as such warrants expire upon the completion of the Company's initial public offering of its common stock. The Company assumes the warrants will be exercised prior to or in connection with the completion of the initial public offering because these warrants expire upon completion of the offering and the exercise prices are significantly lower than the estimated offering price. The weighted average share amounts exclude warrants to purchase series B preferred stock as such warrants will remain outstanding after the initial public offering is complete.

                                CACHEFLOW INC.

   The following table presents the calculation of basic and diluted net loss per common share and pro forma basic and diluted net loss per common share (in thousands, except per share amounts):

                                                          Three Months Ended
                                Year Ended April 30,           July 31,
                              --------------------------  --------------------
                               1997     1998      1999      1998       1999
                              -------  -------  --------  ---------  ---------
                                                              (unaudited)
Historical:
 Net loss.................... $(1,443) $(5,507) $(13,202) $  (2,302) $  (6,557)
                              =======  =======  ========  =========  =========
  Weighted-average shares of
   common stock outstanding..   6,297    7,340     9,214      8,378     12,692
  Less: Weighted-average
   shares subject to
   repurchase................   4,332    3,498     3,121      3,440      4,456
                              -------  -------  --------  ---------  ---------
  Weighted-average shares
   used in computing basic
   and diluted net loss per
   common share..............   1,965    3,842     6,093      4,938      8,236
                              =======  =======  ========  =========  =========
  Basic and diluted net loss
   per common share.......... $ (0.73) $ (1.43) $  (2.17) $   (0.47) $   (0.80)
                              =======  =======  ========  =========  =========
Pro forma:
 Shares used above...........   1,965    3,842     6,093      4,938      8,236
 Pro forma adjustment to
  reflect the weighted effect
  of the assumed conversion
  of preferred stock.........                      9,970                13,059
 Pro forma adjustment to
  reflect weighted effect of
  assumed exercise and
  conversion of preferred
  stock warrants.............                        563                   673
                                                --------             ---------
 Shares used in computing pro
  forma basic and diluted net
  loss per common share
  (unaudited)................                     16,626                21,967
                                                ========             =========
 Pro forma basic and diluted
  net loss per common share
  (unaudited)................                   $  (0.79)            $   (0.30)
                                                ========             =========

   The Company has excluded all preferred stock, warrants for preferred stock, outstanding stock options and shares subject to repurchase from the calculation of diluted net loss per share because all such securities are antidilutive for all periods presented. The total number of shares excluded from the calculations of diluted net loss per common share were (in thousands) 7,244, 14,548, 16,980, 14,892, and 22,263 for the three years ended April 30,
1997, 1998 and 1999, and for the three months ended July 31, 1998 and 1999, respectively.

 Advertising Costs

   The Company expenses advertising costs as incurred. Advertising expenses for 1997, 1998 and 1999 were $13,000, $84,000 and $270,000, respectively, and are included in sales and marketing expenses.

 Unaudited Pro Forma Stockholders' Equity (Deficit)

   If the offering contemplated by this prospectus is consummated, all of the preferred stock outstanding will automatically be converted into common stock. Unaudited pro forma stockholders' equity (deficit) at July 31, 1999, as adjusted for the assumed conversion of preferred stock based on the shares of preferred stock outstanding at July 31, 1999, is disclosed on the consolidated balance sheet.

 Segment Information

   The Company has adopted the FASB's Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information." The Company operates in one segment to design, develop, market and support high-performance Internet caching appliances.

                                CACHEFLOW INC.

 Recent Accounting Pronouncements

   In June 1998, the FASB issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), which will be effective for the Company's fiscal year ending April 30, 2002. This statement establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the consolidated balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. The Company has not evaluated the impact of FAS 133; however, it believes the adoption of FAS 133 will not have a material effect on the consolidated financial position, results of operations, or cash flows as the Company has not entered into any derivative contracts.

2. Balance Sheet Details

   Inventories consisted of the following (in thousands):

                                                           April 30,
                                                           ---------  July 31,
                                                           1998 1999    1999
                                                           ---- ---- -----------
                                                                     (unaudited)
   Raw materials.......................................... $407 $610   $1,263
   Work-in-process........................................   --   45      124
   Finished goods.........................................   --  277      334
                                                           ---- ----   ------
                                                           $407 $932   $1,721
                                                           ==== ====   ======

   Property and equipment, net consisted of the following (in thousands):

                                                      April 30,
                                                     -------------   July 31,
                                                     1998    1999      1999
                                                     -----  ------  -----------
                                                                    (unaudited)
   Computer and office equipment.................... $ 588  $1,224     1,535
   Furniture and fixtures...........................     2      23        89
   Software.........................................   156     469       564
                                                     -----  ------    ------
                                                       746   1,716     2,188
   Less accumulated depreciation and amortization...  (104)   (365)     (482)
                                                     -----  ------    ------
                                                     $ 642  $1,351    $1,706
                                                     =====  ======    ======

   Certain computer and office equipment are recorded under capital leases that aggregated $29,000 as of April 30 and July 31, 1999 (none were outstanding as of April 30, 1998). Accumulated amortization on the assets recorded under capital leases aggregated $8,000 and $13,000 as of April 30 and July 31, 1999, respectively.

3. Stockholders' Equity (Deficit)

 Stock Split

   In June 1999, the Company's Board of Directors and stockholders approved a 2-for-1 stock split of the Company's authorized, issued and outstanding common and preferred stock. All common and preferred share and per share amounts in the accompanying consolidated financial statements have been retroactively adjusted to reflect the 2-for-1 stock split.

                                CACHEFLOW INC.

 Preferred Stock

   Preferred stock consisted of the following series (in thousands, except per share amounts):

                                                       Shares Issued and
                             Shares Authorized at        Outstanding at               Per Share
                            ---------------------- -------------------------- -------------------------  Aggregate
                              April 30,                April 30,                                        Liquidation
                            ------------- July 31, -----------------                                    Preference
                                                                     July 31, Noncumulative Liquidation at July 31,
   Series                    1998   1999    1999   1998     1999       1999     Dividend    Preference     1999
   ------                   ------ ------ -------- ----- ----------- -------- ------------- ----------- -----------
                                                         (unaudited)                                    (unaudited)
   A.......................  6,394  6,394   6,394  5,831    5,831      5,831     $0.070       $0.875      $ 5,102
   B.......................  4,400  4,400   4,400  4,139    4,139      4,139     $0.225       $2.260        9,355
   C.......................    --     --    4,500    --       --       4,372     $0.460       $4.575       20,000
   Undesignated............ 19,206 19,206  14,706    --       --         --         --           --           --
                            ------ ------  ------  -----    -----     ------                              -------
                            30,000 30,000  30,000  9,970    9,970     14,342                              $34,457
                            ====== ======  ======  =====    =====     ======                              =======

   The holders of Series A, B, and C preferred stock are entitled to annual noncumulative dividends per share as shown above when and if declared by the board of directors. In the event of any voluntary or involuntary liquidation of the Company, Series A, B, and C preferred stockholders are entitled to a liquidation preference per share as shown above plus any declared but unpaid dividends, all in preference to the holders of the common stock. If upon occurrence of such event, the asset and funds thus distributed among the holders of the preferred stock shall be insufficient to permit the payment to such holders, then the entire assets and funds of the corporation legally available for distribution shall distribute ratably among the holders of Series A, B, and C preferred stock in proportion to the aggregate preferential amounts each such holder is otherwise entitled to receive. Upon the completion of a distribution, the holders of the common stock will ratably receive any and all remaining assets of the Company. No dividends on the Company's preferred stock have been declared.

   The holders of Series A, B and C preferred stock have the right, at any time after the date of issuance, to convert each of their shares into common shares. The initial conversion ratio is one-to-one for shares of Series A, B, and C preferred shares but is subject to adjustments for dilution. The holders of each share of preferred stock have the right to one vote for each share of common stock into which the preferred stock can be converted.

   Preferred shares automatically convert into shares of common stock at the conversion price in effect upon the earlier of the Company's sale of its common stock in a public offering with cash proceeds to the Company of at least $20,000,000 or upon the agreement of both the holders of a majority of the outstanding shares of Series A, B, and C preferred stock, voting together as a class, and the holders of a majority of the outstanding shares of Series C preferred stock. In September 1999, the Company's Board of Directors approved a decrease in authorized shares of preferred stock from 30,000,000 to 10,000,000 upon the completion of the Company's initial public offering of its common stock.

 Warrants

   In October and November of 1996, the Company issued a total of 562,850 warrants to purchase Series A preferred stock at an exercise price of $0.875 per share. The warrants were immediately exercisable and expire at the earlier of April 30, 2000 or at the completion of the Company's initial public offering of its common stock.

   In connection with the long-term debt agreements entered into in November 1998, the Company issued warrants to purchase 141,842 shares of Series B preferred stock at an exercise price of $3.42 per share. The value of the Series B warrants was estimated using the Black-Scholes option pricing model with the following assumptions: weighted-average risk free interest rate of 6.0%, weighted-average contractual life of 0.22 years, 60% volatility and no dividend yield. The Company calculated a value of $507,000 and this amount is recorded as deferred issuance costs in other assets. This amount is being amortized over the term of the agreement to interest expense.

                                CACHEFLOW INC.

   In April 1999, the Company entered into a strategic relationship with a customer. As part of the arrangement the Company issued warrants to purchase 110,000 shares of Series C preferred stock at an exercise price of $4.575 per share. A portion of the warrants were immediately exercisable and the remaining warrants became exercisable in September 1999. The warrants expire at the earlier of April 30, 2002 or at the completion of the Company's initial public offering of its common stock. In April 1999, the Company recorded a charge of $17,000 based on the fair value of the warrants. The Company intends to record an additional charge of approximately $604,000 in the three months ending October 31, 1999, which represents the fair value of the warrants. The fair value of the warrants was determined using the Black-Scholes model.

 Common Stock

   The Company has entered into Stock Purchase Agreements in connection with the sale of common stock to employees, consultants and directors. The Company typically has the right to repurchase, at the original issue price, a declining percentage of certain of the shares of common stock issued based on the employees, consultants, and directors service periods. The repurchase right generally declines on a percentage basis over four years based on the length of the founder's and each respective employee's continued employment with the Company, and the director's membership on the Board of Directors under this agreement. As of April 30, 1997, 1998 and 1999 and July 31, 1999, 4,289,583, 1,467,082, 4,963,456 and 4,214,276 shares, respectively, of common stock issued under these agreements were subject to repurchase. In September 1999, the Company's Board of Directors approved an increase in authorized shares of common stock from 60,000,000 to 200,000,000 upon the completion of the Company's initial public offering of its common stock.

 Shares of Common Stock Reserved for Future Issuance

   Common stock reserved for future issuance consisted of the following (in thousands):

                                                              April 30,    July
                                                            -------------  31,
                                                             1998   1999   1999
                                                            ------ ------ ------
   Common stock reserved for:
     Preferred stock.......................................  9,970  9,970 14,342
     1996 stock option plan................................  7,501  2,058  2,435
     Preferred stock warrants..............................    563    814    814
                                                            ------ ------ ------
                                                            18,034 12,842 17,591
                                                            ====== ====== ======

 Note Receivable from Stockholder

   In April 1999, the Company entered into a note for $999,900 with an officer of the Company for the purchase of common stock. The note bears interest at 4.99% and the note and related interest are payable in full on April 13, 2004. The note is secured by 2 million shares of common stock of the Company owned by the officer. The note was issued with full recourse and is also secured by all of the assets owned by the officer.

4. Stock Option Plan

   In 1996, the Company established the 1996 Stock Option Plan (the 1996 Plan) under which stock options may be granted to employees, directors and consultants of the Company and authorized 1,000,000 shares of common stock thereunder. Through various amendments, the Board of Directors and stockholders approved the increase in the number of shares authorized for issuance under the 1996 Plan to 9,241,000. Under the 1996 Plan, nonstatutory stock options may be granted to employees and consultants, and incentive stock options (ISO) may

                                CACHEFLOW INC.

be granted only to employees. In the case of an ISO that is granted to an employee who, at the time of the grant of such option, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company, the per share exercise price shall not be less than 110% of the fair market value per share on the date of grant or, granted to any other employee, the per share exercise price shall not be less than 100% of the fair value per share on the date of grant. The exercise price for non-qualified options may not be less than 85% of the fair value of common stock at the option grant date. At April 30, 1998 and 1999 and July 31, 1999, the Company had 269,000, 4,327,000, and 3,705,000 shares, respectively, which were subject to repurchase rights under the 1996 Plan. No shares were repurchased under the 1996 plan during fiscal 1997, 1998 and 1999. For the three months ended July 31, 1999, 271,000 shares were repurchased under the 1996 Plan at the original issuance price.

   Options issued under the 1996 Plan are immediately exercisable, and shares issued upon exercise of an option are subject to a right of repurchase by the Company at the original issuance price. The repurchase right lapses as determined by the Company's Board of Directors, generally 25% after one year and 2.08% per month thereafter.

   The 1996 Plan will continue in effect for a term of ten years unless terminated by the Company's Board of Directors at an earlier date. Any option granted under the 1996 plan shall be exercisable at such times and under such conditions as determined by the Company's Board of Directors.

   Stock option activity under the 1996 Plan and options issued outside the 1996 Plan were as follows (in thousands except per share amounts):

                                                         Outstanding Options
                                                      --------------------------
                                                                Weighted-Average
                                                      Number of  Exercise Price
                                                       Shares      Per Share
                                                      --------- ----------------
     Options granted.................................     850        $0.06
                                                       ------
   Balance at April 30, 1997.........................     850        $0.06
     Options granted.................................   3,386        $0.09
     Options exercised...............................    (340)       $0.08
     Options canceled................................    (150)       $0.08
                                                       ------
   Balance at April 30, 1998.........................   3,746        $0.09
     Options granted.................................   5,371        $0.61
     Options exercised...............................  (6,843)       $0.37
     Options canceled................................    (406)       $0.34
                                                       ------
   Balance at April 30, 1999.........................   1,868        $0.51
     Options granted (unaudited).....................   1,592        $2.00
     Options exercised (unaudited)...................     (25)       $0.28
     Options canceled (unaudited)....................     (34)       $0.75
                                                       ------
   Balance at July 31, 1999 (unaudited)..............   3,401        $1.21
                                                       ======

   At July 31, 1999, 33,000 shares were available for future option grants under the 1996 Plan.

                                CACHEFLOW INC.

   The following table summarizes information about stock options outstanding at April 30, 1999 (in thousands except per share amounts).

                      Options Outstanding                                Options exercisable
----------------------------------------------------------------- ----------------------------------
  Range of    Number of Options Weighted Average Weighted Average Number of Options Weighted Average
  Exercise     Outstanding at   Contractual Life     Exercise      Exercisable at       Exercise
   Prices      April 30, 1999        (Years)          Price        April 30, 1999        Price
  --------    ----------------- ---------------- ---------------- ----------------- ----------------
$0.075-$0.25          442             8.5             $0.15              263             $0.12
$0.375-$1.00        1,426             9.5              0.61              134              0.38
------------        -----             ---             -----              ---             -----
$0.075-$1.00        1,868             9.3             $0.51              397             $0.21

   For the three years ended April 30, 1997, 1998 and 1999 and the three months ended July 31, 1999, the Company recorded deferred stock compensation of $150,000, $13,569,000, and $14,223,000, respectively, representing the difference between the exercise price and the deemed fair value of the Company's common stock on the date such stock options were granted. For the years ended April 30, 1998 and 1999 and the three months ended July 31, 1999, the Company recorded amortization of deferred stock compensation of $52,000, $3,600,000 and $2,976,000, respectively. At April 30, 1998 and 1999 and July
31, 1999, the Company had $98,000, $10,067,000 and $21,314,000, respectively, of remaining unamortized deferred compensation. Such amounts are included as a reduction of stockholders' equity (deficit) and are being amortized using a graded method over the vesting period of each respective option.

 Pro Forma Disclosures of the Effect of Stock-Based Compensation

   Pro forma information regarding results of operations and net loss per share is required by FAS 123, which also requires that the information be determined as if the Company had accounted for its employee stock options under the fair value method of FAS 123. The fair value for each option granted was estimated at the date of grant using the minimum value option pricing model with the following weighted-average assumptions: a risk-free interest rate of 6.00%, no dividend yield, and an exercisable life of five years for the years ended April 30, 1997, 1998 and 1999.

   The option valuation models were developed for use in the estimation of the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

   For purposes of pro forma disclosures, the estimated fair value of options is amortized to pro forma expense over the options' vesting periods. Pro forma information follows (in thousands, except per share amounts):

                                                      Year Ended April 30,
                                                    --------------------------
                                                     1997     1998      1999
                                                    -------  -------  --------
   Pro forma net loss.............................  $(1,444) $(5,520) $(13,261)
                                                    =======  =======  ========
   Pro forma basic and diluted net loss per common
    share.........................................  $ (0.73) $ (1.43) $  (2.18)
                                                    =======  =======  ========

   The per share weighted average grant date fair value of options granted, which is the value assigned to the options under FAS 123, was $0.02, $0.02, and $0.14 for options granted for the years ended April 30, 1997, 1998 and 1999, respectively.

                                CACHEFLOW INC.

   The pro forma impact of options on the net loss for the years ended April 30, 1997, 1998 and 1999 is not representative of the effects on net income
(loss) for future years, as future years will include the effects of additional stock option grants.

5. Income Taxes

   There has been no provision for U.S. federal, state, or foreign income taxes for any period as the Company has incurred operating losses in all periods and for all jurisdictions.

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows (in thousands):

                                                                   April 30,
                                                                 --------------
                                                                  1998    1999
                                                                 ------  ------
   Deferred tax assets:
     Net operating losses....................................... $2,148  $5,384
     Other......................................................    344     729
                                                                 ------  ------
   Total deferred tax assets....................................  2,492   6,113
   Valuation allowance.......................................... (2,492) (6,113)
                                                                 ------  ------
   Net deferred tax assets...................................... $  --   $  --
                                                                 ======  ======

   Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $1,982,000 and $3,621,000 during 1998 and 1999, respectively.

   As of April 30, 1999, the Company had net operating loss carryforwards for federal income tax purposes of approximately $14,140,000, which expire in fiscal years 2011 through 2019.

   The Company also had net operating loss carryforwards for state income tax purposes of approximately $9,620,000, which expire in fiscal year 2006.

   Utilization of the Company's net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss before utilization.

6. Lines of Credit and Long-Term Debt Obligations

   In November 1996, the Company entered into a borrowing arrangement with a financial institution for a line of credit of $400,000. The borrowings under the line of credit bear interest at the prime rate plus 2% (10.5% at April 30, 1998) and would have expired in May 1999. In November 1998, the Company amended the line of credit agreement with the same financial institution such that the total available credit was increased from $400,000 to $3,000,000. A portion of the credit line is limited such that the Company may not borrow in excess of $2,500,000 or 80% of eligible domestic accounts receivable balances plus 65% of foreign accounts receivable balances. The amended line of credit expires in November 1999 and bears interest at the financial institution's prime rate plus 0.75% (8.5% and 8.75% at April 30 and July 31, 1999, respectively). As of April 30 and July 31, 1999, the outstanding balance under the amended line of credit was $643,000 and $639,000, respectively. The remaining $500,000 of available credit, all of which is outstanding as of April 30 and July 31, 1999, is a three-year term loan which expires in November 2002 and bears interest at the financial institution's prime rate plus 1.75% (9.5% and 9.75% at April 30 and July 31, 1999, respectively).

                                CACHEFLOW INC.

   In November 1998, the Company entered into an additional credit agreement with another financial institution, which provided a total credit facility of $3,850,000. A portion of the credit facility represents a $3,500,000 three-year term loan, all of which is outstanding as of April 30 and July 31, 1999. The remaining $350,000 of available credit is related to an equipment line of credit, of which no amount was outstanding as of April 30, and July 31, 1999. The term loan and equipment line of credit are secured by substantially all of the Company's assets, bear interest at 13% and 11.4% and mature in November 2002 and May 2000, respectively.

   The above agreements require the Company to maintain compliance with certain financial covenants and prohibits the Company from paying dividends on its common stock. As of April 30, and July 31, 1999 the Company was in compliance with such financial covenants. As of April 30, and July 31, 1999, the total amount available under the Company's financial arrangements was $568,000 and $1,502,000, respectively.

   Future payments due on the long-term debt obligations as of April 30, 1999 are as follows (in thousands):

   Year ending April 30,
   ---------------------
     2000................................................................ $  789
     2001................................................................  1,675
     2002................................................................  1,289
     2003................................................................    247
                                                                          ------
   Total payments........................................................ $4,000
                                                                          ======

7. Lease Commitments

   The Company leases certain facilities and equipment under noncancelable operating leases. Certain of the Company's facility leases provide for periodic rent increases based on the general rate of inflation. Future minimum lease payments under operating leases are as follows (in thousands):

   Year ending April 30,
   ---------------------
     2000............................................................... $1,384
     2001...............................................................  1,386
     2002...............................................................  1,431
     2003...............................................................  1,357
     2004 and thereafter................................................  1,922
                                                                         ------
   Total minimum lease payments......................................... $7,480
                                                                         ======

   Rent expense for the three years ended April 30, 1997, 1998 and 1999 was $33,000, $329,000 and $1,300,000, respectively.

8. Geographic Information Reporting

   The Company operates in one segment to design, develop, market and support high-performance Internet caching appliances. Total export revenue consisted of sales from the Company's U.S. operations to non-affiliated customers in other geographic regions. Sales between geographic areas are accounted for at prices that provide a profit, and are in accordance with the rules and regulations of the respective governing authorities. No intraenterprise sales occurred during fiscal 1999 and no long-lived assets reside in the Company's foreign locations. No geographical information was provided for 1997 and 1998 as the Company's operations were limited to North America.

                                CACHEFLOW INC.

   The following is a summary of revenues by geographic area for the year ended April 30, 1999 (in thousands):

                                         North
                                        America Europe Japan  Other Consolidated
                                        ------- ------ ------ ----- ------------
   Revenues............................ $3,919  $1,376 $1,565 $175     $7,035
                                        ======  ====== ====== ====     ======

9. Subsequent Events (Unaudited)

 Note Receivable from Stockholder

   In August 1999, the Company entered into a five year non-recourse, non-interest bearing note for $800,000 with an officer of the Company for the purchase of a primary residence. The note is secured by the officer's primary residence.

 Employee Stock Purchase Plan

   In September 1999, the Company's Board of Directors adopted the Employee Stock Purchase Plan. The plan becomes effective upon completion of the Company's initial public offering of its common stock. A total of 2,500,000 shares of common stock have been reserved for issuance under the plan. Under the plan, eligible employees may purchase common stock through payroll deductions, which in any event may not exceed 15% of an employee's compensation, at a price equal to the lower of 85% of the fair market value of the common stock at the beginning of each offering period or at the end of each purchase period. The number of shares reserved under the Employee Stock Purchase Plan will automatically increase by 500,000 shares annually beginning January 31, 2000. The Company's Board of Directors, at its discretion, may reduce the automatic annual increase in reserved shares.

 1999 Stock Incentive Plan

   In September 1999, the Company's Board of Directors adopted the 1999 Stock Incentive Plan (the "Incentive Plan") under which 5,000,000 shares have been reserved for issuance. The plan becomes effective upon the completion of the Company's initial public offering of its common stock. The number of shares reserved under the Incentive Plan will automatically increase annually beginning January 1, 2000 by the lesser of 5% of the total amount of common stock shares outstanding or 2,000,000 shares. The exercise price for incentive stock options and non-qualified stock options may not be less than 100% and 85%, respectively, of the fair market value of common stock on the option grant date.

 1999 Director Option Plan

   In September 1999, the Company's Board of Directors adopted the 1999 Director Option Plan (the "Directors' Plan") under which 500,000 shares have been reserved for issuance. The 1999 Director Option Plan became effective on the date of its adoption. Each non-employee joining the Board of Directors following the effective date of the initial public offering will automatically receive options to purchase 25,000 shares of common stock. In addition, each non-employee director will automatically receive options to purchase 5,000 shares of common stock at each annual meeting of the Board of Directors held in the year 2000 and thereafter. Each option will have an exercise price equal to the fair market value of the common stock on the option grant date. The number of shares reserved under the Directors' Plan will automatically increase by 100,000 shares annually beginning January 1, 2000. The Company's Board of Directors, at its discretion, may reduce the automatic annual increase in reserved shares.

                                CACHEFLOW INC.

 Litigation

   On September 16, 1999, Nokia IP filed a lawsuit in Santa Clara County Superior Court naming CacheFlow Inc., and certain officers of the company, as defendants. These officers were formerly employed by Ipsilon Networks, Inc., which was acquired by Nokia in December 1997. Following the acquisition, these officers became employees of Nokia upon completion of the acquisition. In essence, Nokia claims that the Company and these officers acted improperly in hiring Nokia's employees. Nokia also claims that a certain officer of the Company violated a non-competition provision contained in his employment agreement with Nokia. Nokia is seeking compensatory and punitive damages and orders prohibiting the defendants from disclosing or using Nokia's trade secrets or confidential information and acting in a manner that violates these officers' contractual and fiduciary duties to Nokia. The Company and other defendants have filed an answer to this Complaint denying the allegations and believe that there are meritorious defenses to the asserted claims. On November 14, 1999, the Company entered into a term sheet with Nokia to settle the litigation. The term sheet does not require the Company to make any monetary payments to Nokia. The Company has agreed to not hire or solicit Nokia employees for six months after November 14, 1999. The Company is currently negotiating a definitive settlement agreement with Nokia. If the Company is unable to negotiate the definitive settlement agreement or to enforce the term sheet, the Company intends to defend the litigation vigorously. The outcome of litigation is inherently unpredictable and the results of the litigation may not be favorable to the Company or the other defendants and could include monetary damages and a court order restricting our ability to hire Nokia's employees. Although the Company believes that the ultimate outcome of the dispute with Nokia will not have a material adverse effect on the Company's consolidated financial position, results of operations and cash flows, there can be no assurance that Nokia IP will not prevail in this dispute. If Nokia IP were to prevail in this dispute on all of its claims, it could have a material adverse effect on the Company's consolidated financial position, results of operations, and cash flows.

 Stock Option Grants

   Between August 1 and November 16, 1999, the Company granted options to purchase 5,318,230 shares of common stock. This includes a grant of 677,380 options to a consultant of the Company on October 13, 1999 to purchase common stock at an exercise price of $4.00 per share. The options were immediately vested, nonforfeitable and exercisable and were subsequently exercised. The fair value of the options was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: risk free rate of 6.0%, expected life of the options of 0.05 years, 60% volatility and no dividend yield. The Company calculated a value of approximately $8,129,000 for the consultant's options and will record this amount in the three months ending October 31, 1999. The Company recorded additional deferred stock compensation of approximately $39,566,000 with respect to stock option grants made during this period.

 Preferred Stock

   On November 1, 1999, the Company authorized and issued 280,953 shares of series D preferred stock at $11.00 per share. The series D preferred stock has similar rights and preferences as series A, B, and C preferred stock except that the noncumulative dividend and liquidation preference per share amounts are $1.10 and $11.00 per share, respectively. In connection with the issuance of the series D preferred stock the Company expects to record a charge of approximately $1,967,000 in the three months ending January 31, 2000.

                         [CACHEFLOW LOGO APPEARS HERE]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

   SEC Registration fee............................................. $   20,781
   NASD fee.........................................................      7,975
   Nasdaq National Market initial listing fee.......................     95,000
   Printing and engraving...........................................    300,000
   Legal fees and expenses of the Company...........................    400,000
   Accounting fees and expenses.....................................    400,000
   Directors and Officers Liability Insurance.......................    350,000
   Blue sky fees and expenses.......................................     10,000
   Transfer agent fees..............................................     20,000
   Miscellaneous....................................................     96,244
                                                                     ----------
     Total.......................................................... $1,700,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933 (the "Act"). Article VI of the Registrant's Bylaws provides for mandatory indemnification of its directors and officers and those serving at the Registrant's request as directors, officers, employees or agents of other organizations to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's Amended and Restated Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to the Registrant and its stockholders. This provision in the Amended and Restated Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into Indemnification Agreements with its officers and directors, a form of which is attached as Exhibit 10.1 hereto and incorporated herein by reference. The Indemnification Agreements provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. The Registrant maintains liability insurance for its directors and officers. Reference is also made to Sections 7 and 8 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities, and Section 1.10 of the Amended and Restated Investors' Rights Agreement contained in Exhibit 4.1 hereto, indemnifying certain of the Company's stockholders, including controlling stockholders, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

   Since our formation, we have issued and sold the following securities:

     (1) From inception through July 31, 1999, the Company granted stock options to purchase 10,198,980 shares of Common Stock at exercise prices ranging from $.005 to $2.00 per share to employees, consultants, directors and other service providers pursuant to its 1996 Stock Option Plan pursuant to Rule 701 promulgated under the Securities Act.

     (2) The Company granted stock options to purchase 1,000,000 shares of its Common Stock on October 14, 1998 at an exercise price of $.50 per share to Michael Malcolm, a director of the Company, outside of its 1996 Stock Option Plan, pursuant to an exemption under Section 4(2) of the Securities Act.

     (3) From inception through July 31, 1999, the Company issued and sold an aggregate of 8,319,625 shares of its Common Stock to employees, consultants, directors and other service providers for aggregate consideration of approximately $535,000 pursuant to direct issuances or exercises of options granted outside of its 1996 Stock Option Plan, pursuant to an exemption under Section 4(2) of the Securities Act.

     (4) From inception through July 31, 1999, the Company issued and sold an aggregate of 6,208,312 shares of its Common Stock to employees, consultants, directors and other service providers for aggregate consideration of $1,584,396 pursuant to exercises of options granted pursuant to its 1996 Stock Option Plan pursuant to Rule 701 promulgated under the Securities Act.

     (5) From August 1, 1999 through November 17, 1999, the Company granted stock options to purchase 4,615,850 shares of its Common Stock at exercise prices ranging from $4.00 to $6.00 per share to employees, consultants and directors pursuant to its 1996 Stock Option Plan pursuant to Rule 701 promulgated under the Securities Act.

     (6) On October 13, 1999, the Company granted stock options to purchase 702,380 shares of its Common Stock at an exercise price of $4.00 per share to Marc Andreessen, a consultant to and director of the Company, outside of its 1996 Stock Option Plan pursuant to an exemption under Section 4(2) of the Securities Act. These options were exercised on October 28, 1999 and yielded net proceeds to the Company of $2,809,520.

     (7) From August 1, 1999 through November 17, 1999, the Company issued and sold an aggregate of 1,180,388 shares of its Common Stock to employees, consultants, directors and other service providers for aggregate consideration of $4,347,251 pursuant to exercises of options granted pursuant to its 1996 Stock Option Plan pursuant to Rule 701 promulgated under the Securities Act.

     (8) Between April 30, 1996 and June 21, 1996, the Company issued warrants to purchase 562,850 shares of its Series A Preferred Stock to thirteen individual investors and two venture capital investors at an exercise price of $.875 per share pursuant to an exemption under Section 4(2) of the Securities Act.

     (9) On October 29, 1996, we issued and sold 5,483,252 shares of Series A Preferred Stock to a group of fourteen individual investors and four venture capital investors for an aggregate purchase price of $4,797,845.50, pursuant to an exemption under Section 4(2) of the Securities Act.

     (10) On November 13, 1996, we issued and sold an aggregate of 347,688 shares of its Series A Preferred Stock to five individual investors, one corporate investor and one venture capital investor for an aggregate purchase price of $304,227.00, pursuant to an exemption under Section 4(2) of the Securities Act.

     (11) On December 24, 1997, we issued and sold 3,816,376 shares of Series B Preferred Stock to a group of eight individual investors and six venture capital investors for an aggregate purchase price of $8,625,009.76, pursuant to an exemption under Section 4(2) of the Securities Act.

     (12) On February 18, 1998, we issued and sold 323,010 shares of Series B Preferred Stock to one individual investor and one venture capital fund for an aggregate purchase price of $730,002.60, pursuant to an exemption under
  Section 4(2) of the Securities Act.

     (13) On November 18, 1998, the Company issued warrants to purchase 141,842 shares of its Series B Preferred Stock at an exercise price of $3.4175 per share to Comdisco, Inc., an equipment lessor, pursuant to an exemption under Section 4(2) of the Securities Act.

     (14) On April 30, 1999, the Company issued warrants to purchase 110,000 shares of its Series C Preferred Stock at an exercise price of $4.575 per share to Service Co., LLC, a corporate partner, pursuant to an exemption under Section 4(2) of the Securities Act.

     (15) On May 28, 1999, we issued and sold 4,371,586 shares of Series C Preferred Stock to a group of ten individual investors and seventeen venture capital investors for an aggregate purchase price of $20,000,005.95, pursuant to an exemption under Section 4(2) of the Securities Act.

     (16) On November 1, 1999, we issued and sold 280,953 shares of Series D Preferred Stock for an aggregate purchase price of $3,090,483 to Marc Andreessen, a director and consultant of the Registrant, pursuant to an exemption under Section 4(2) of the Securities Act.

   The sale of the above securities was deemed to be exempt from registration under the Securities Act, as noted in each case, in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or transactions pursuant to compensation benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions. All investors purchasing shares pursuant to the exemption provided by Section 4(2) were sophisticated investors under Section 4(2). All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits

Exhibit
  No.                                       Description
-------                                     -----------
 1.1+    Form of Underwriting Agreement
 3.1+    Certificate of Incorporation of the Registrant, as amended to date
 3.2+    Form of Amended and Restated Certificate of Incorporation of the Registrant, to
         be filed upon the closing of the offering made pursuant to this Registration
         Statement
 3.3+    Bylaws of the Registrant
 3.4+    Form of Amended and Restated Bylaws of the Registrant to be effective upon the closing of the offering made pursuant to this Registration Statement
 4.1+    Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4
 4.2+    Amended and Restated Investors' Rights Agreement, dated May 28, 1999
 4.3+    Series C Preferred Stock Purchase Agreement, dated May 28, 1999
 4.4+    Amendment No. 1 to Series C Preferred Stock Purchase Agreement, dated October 29,
         1999
 4.5+    Specimen Certificate of the Registrant's Common Stock
 5.1+    Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant
10.1+    Form of Indemnification Agreement
10.2+    1996 Stock Option Plan
10.3+    1999 Stock Incentive Plan
10.4+    1999 Director Option Plan
10.5+    1999 Employee Stock Purchase Plan
10.6+    Commercial Lease Agreement between Registrant, the Arrillaga Foundation and the
         Perry Foundation, dated July 14, 1998
10.7+    Commercial Lease Agreement between Registrant and Redmond Whitehall Associates,
         Inc., dated February 19, 1997
10.8+    Commercial Lease Agreement between CacheFlow Canada and Wiebe Property
         Corporation Ltd., dated May 1, 1999
10.9+    Offer Letter with Brian NeSmith
10.10+   Offer Letter with Alan Robin
10.11+   Offer Letter with Mike Johnson

10.12+  Amended and Restated Loan and Security Agreement between the Registrant and
        Silicon Valley Bank dated October 13, 1998.
10.13+  Loan Modification Agreement between the Registrant and Silicon Valley Bank dated
        October 12, 1999.
10.14+  Subordinated Loan and Security Agreement between the Registrant and Comdisco,
        Inc. dated as of November 18, 1998.
10.15+  Series D Preferred Stock Purchase Agreement
10.16+  Consulting Agreement with Marc Andreessen
16.1+   Letter from Deloitte and Touche LLP, former independent accountants to the
        Registrant
16.2+   Letter from PricewaterhouseCoopers LLP, former independent accountants to the
        Registrant
21.1+   Subsidiaries
23.1    Consent of Ernst & Young LLP, Independent Auditors
23.2+   Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant. Reference is made to Exhibit 5.1
23.3+   Consent of Delta Airlines regarding customer case study
23.4+   Consent of germany.net regarding customer case study
23.5+   Consent of Xerox regarding customer case study
23.6+   Consent of Road Runner regarding customer case study
24.1+   Power of Attorney. Reference is made to page II-5
27.1+   Financial Data Schedule

--------
*  To be supplied by amendment.
+  Previously filed.
   (b) Financial Statement Schedule

Schedule II--Valuations and Qualifying accounts.

   Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17. Undertakings

   The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Amended and Restated Certificate of Incorporation or the Bylaws of the Registrant, Indemnification Agreements entered into between the Registrant and its officers and directors, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The Registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on this 18th day of November, 1999.

                                          CACHEFLOW INC.

                                                    /s/ Brian M. NeSmith
                                          By: _________________________________
                                                      Brian M. NeSmith
                                               President and Chief Executive
                                                          Officer


   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

         /s/ Brian M. NeSmith          President, Chief Executive  November 18, 1999
______________________________________  Officer and Director
           Brian M. NeSmith             (Principal Executive
                                        Officer)

        /s/ Michael J. Johnson         Vice President, Chief       November 18, 1999
______________________________________  Financial Officer and
          Michael J. Johnson            Secretary (Principal
                                        Financial and Accounting
                                        Officer)

                  *                    Director                    November 18, 1999
______________________________________
           Marc Andreessen

                  *                    Director                    November 18, 1999
______________________________________
            David W. Hanna

                  *                    Chairman of the Board,      November 18, 1999
______________________________________  Director
          Michael A. Malcolm

                  *                    Director                    November 18, 1999
______________________________________
          Stuart G. Phillips

                  *                    Director                    November 18, 1999
______________________________________
          Andrew S. Rachleff

     /s/ Brian M. NeSmith
*By: ____________________________
      (Brian M. NeSmith,
       Attorney-in-fact)

                                                                     SCHEDULE II

                                 CACHEFLOW INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                   YEARS ENDED APRIL 30, 1997, 1998 AND 1999
                      AND THREE MONTHS ENDED JULY 31, 1999

                   Allowance for Doubtful Accounts Receivable

                                              Additions-
                                 Balance at    Charged                Balance at
Year Ended                      Beginning of to Costs and Deductions-   End of
 April 30,                         Period      Expenses   Write-offs    Period
----------                      ------------ ------------ ----------- ----------
1997...........................      --             --         --           --
1998...........................      --             --         --           --
1999...........................      --        121,000         --      121,000

                                             Additions-
                                Balance at    Charged                Balance at
Three Months Ended             Beginning of to Costs and Deductions-   End of
    July 31,                      Period      Expenses   Write-offs    Period
------------------             ------------ ------------ ----------- -----------
                                            (unaudited)  (unaudited) (unaudited)
1999..........................   121,000      264,000      85,000      300,000

                               INDEX TO EXHIBITS

Exhibit No.                                       Exhibit
-----------                                       -------
 1.1+        Form of Underwriting Agreement
 3.1+        Certificate of Incorporation of the Registrant, as amended to date
 3.2+        Form of Amended and Restated Certificate of Incorporation of the Registrant, to
             be filed upon the closing of the offering made pursuant to this Registration
             Statement
 3.3+        Bylaws of the Registrant
 3.4+        Form of Amended and Restated Bylaws of the Registrant to be effective upon the closing of the offering made pursuant to this Registration Statement
 4.1+        Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4
 4.2+        Amended and Restated Investors' Rights Agreement, dated May 28, 1999
 4.3+        Series C Preferred Stock Purchase Agreement, dated May 28, 1999
 4.4+        Amendment No. 1 to Series C Preferred Stock Purchase Agreement, dated October 29,
             1999
 4.5+        Specimen Certificate of the Registrant's Common Stock
 5.1+        Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant
10.1+        Form of Indemnification Agreement
10.2+        1996 Stock Option Plan
10.3+        1999 Stock Incentive Plan
10.4+        1999 Director Option Plan
10.5+        1999 Employee Stock Purchase Plan
10.6+        Commercial Lease Agreement between Registrant, the Arrillaga Foundation and the
             Perry Foundation, dated July 14, 1998
10.7+        Commercial Lease Agreement between Registrant and Redmond Whitehall Associates,
             Inc., dated February 19, 1997
10.8+        Commercial Lease Agreement between CacheFlow Canada and Wiebe Property
             Corporation Ltd., dated May 1, 1999
10.9+        Offer Letter with Brian NeSmith
10.10+       Offer Letter with Alan Robin
10.11+       Offer Letter with Mike Johnson
10.12+       Amended and Restated Loan and Security Agreement between the Registrant and
             Silicon Valley Bank dated October 13, 1998.
10.13+       Loan Modification Agreement between the Registrant and Silicon Valley Bank dated
             October 12, 1999.
10.14+       Subordinated Loan and Security Agreement between the Registrant and Comdisco,
             Inc. dated as of November 18, 1998.
10.15+       Series D Preferred Stock Purchase Agreement
10.16+       Consulting Agreement with Marc Andreessen
16.1+        Letter from Deloitte and Touche LLP, former independent accountants to the
             Registrant
16.2+        Letter from PricewaterhouseCoopers LLP, former independent accountants to the
             Registrant
21.1+        Subsidiaries
23.1         Consent of Ernst & Young LLP, Independent Auditors
23.2+        Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant. Reference is made to Exhibit 5.1
23.3+        Consent of Delta Airlines regarding customer case study
23.4+        Consent of germany.net regarding customer case study
23.5+        Consent of Xerox regarding customer case study
23.6+        Consent of Road Runner regarding customer case study
24.1+        Power of Attorney. Reference is made to page II-5
27.1+        Financial Data Schedule

--------
*  To be supplied by amendment.
+  Previously filed.